UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 23, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

FINANCIAL STATEMENTS on

December 31, 2021

TIM S.A. and TIM S.A. and SUBSIDIARY

FINANCIAL STATEMENTS

December 31, 2021

INDEPENDENT AUDITOR’S REPORT ON FINANCIAL STATEMENTS

To the shareholders, board members and directors of

TIM S/A

Rio de Janeiro – RJ

Opinion

We have audited the financial statements of TIM S/A (the “Company”), which comprise the statement of financial position as at December 31, 2021, and the statements of profit or loss, of comprehensive income, of changes in equity and cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects of TIM S/A as at December 31, 2021, and its financial performance and cash flows for the year then ended in accordance with the accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial statements section of our report. We are independent of the Company in accordance with the relevant ethical principles set forth in the Code of Professional Ethics for Accountants, the professional standards issued by the Brazil’s National Association of State Boards of Accountancy (CFC) and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter, including any commentary on the findings or outcome of our procedures, is provided in that context.

We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying financial statements.

1

Provision for tax related contingencies

As disclosed in note 24 to the financial statements, the Company is a party to numerous tax claims and proceedings at different jurisdictional levels, which amounted to R$16,739 million, as of December 31, 2021, for which a provision amounting to R$430 million was recorded in the financial statements, while the remaining R$16,309 million was disclosed as losses possible to occur, in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The determination of the provision and disclosures related to the tax contingencies involve significant judgment from management, including their analysis of the matters in dispute, the opinion of internal and external legal counsel and the estimation surrounding their ultimate resolution.

The determination of the amount of the provision and the amounts disclosed depends on critical judgments made by management, based on the analysis of the proceedings and the corresponding prognosis for their final resolution by its legal advisors. The audit of management’s assessment of the likelihood of loss in tax proceedings is complex, highly subjective and based on interpretations of tax legislation and court decisions, since there is significant uncertainty in the estimates as to the outcome of court decisions, how formerly adjudged cases have evolved and the position of the tax authorities.

In addition, in view of the magnitude of the amounts involved, any changes in estimates or assumptions that impact the determination of the loss prognosis may have significant impacts on the Company’s financial statements. Accordingly, this was considered a key audit matter.

How our audit conducted this matter

Our audit procedures included, among others: (a) obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the identification and evaluation of tax claims, including management’s process to determine whether the technical merits are more-likely-than-not to be sustained in court and over the generation of the report produced by the information technology system that support this process; (b) to test the Company’s assessment of the probability of losses over tax claims, our audit procedures included, among others, involving our tax professionals to assess the Company’s technical merits regarding certain matters in dispute, obtaining and analyzing external legal opinions, obtaining internal and external legal counsel confirmation letters, meeting with internal legal counsel to discuss certain tax disputes, and obtaining a representation letter from the Company’s internal legal counsel; and (c) assessed the adequacy of the disclosures made by the Company in note nº 24 in respect of provision for tax related contingencies.

Based on the result of audit procedures performed in the provision for tax contingencies and related disclosures, which is consistent with management’s assessment, we understand that the measurement of tax claims assessed as probable and possible loss, as well as the respective disclosures in note nº 24 are acceptable in the context of the financial statements taken as a whole.

2

Sale of 51% equity interest in I-System (formerly FiberCo Soluções Infraestrutura S/A)

As described in Note 1 to the financial statement, on November 16, 2021, the Company sold the 51% of its equity interest held in I-System, generating a gain of R$782 million, which was measured as the difference between the fair value of consideration received and the adjusted carrying value of the net assets of I-System. The determination of the adjusted carrying value of the net assets of I-System involved identifying and measuring the assets, the liabilities and the goodwill allocated to I-System as of the closing date of the transaction.

Auditing the Company’s accounting for the sale of its 51% equity interest in I-System was complex and judgmental due to the nature of the significant judgment exercised by management in determining the amount of goodwill to allocate to I-System, the transaction and significant judgment exercised by management in determining the accounting analysis and implications for the loss of control determination and assessment of the master service agreement.

How our audit conducted this matter

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s process for I-System sale. For example, we tested controls over management's review of the accounting treatment for the sale and for calculating the gain after tax effect, and controls over the preparation and review of key inputs, data and assumptions used by management to determine the allocation of goodwill to I-System.

To test management´s assessment of the sale, our procedures included, among others: inspecting the transaction agreements, assessing the reasonableness of judgments and testing the accuracy of the gain on the sale after tax effect’s calculation, assessing key inputs, data and assumptions used by management to determine the allocation of goodwill to I-System by examining audit evidence for key inputs, data and assumptions; evaluating management's application of the criteria for the loss of control by evaluating for contrary evidence on related documents for the transaction and management´s assessment of the master service agreement under IFRS 16; we also involved tax professionals to assess the Company´s sale tax implications. We also assessed the adequacy of the disclosures made by the Company with respect to the sale transaction.

Based on the result of the audit procedures performed in the Sale of 51% equity interest in I-System and related disclosures, which is consistent with management’s assessment, we understand that the measurement of sale as well as the respective disclosures in note nº 1 are acceptable in the context of the financial statements taken as a whole.

Other matters

Statements of value added

The statements of value added (SVA) for year ended December 31, 2021, prepared under the responsibility of Company management, and presented as supplementary information for purposes of IFRS, were submitted to audit procedures conducted together with the audit of the Company’s financial statements. To form our opinion, we evaluated if these statements are reconciled to the financial statements and accounting records, as applicable, and if their form and content comply with the criteria defined by NBC TG 09 – Statement of Value Added. In our opinion, these statements of value added were prepared fairly, in all material respects, in accordance with the criteria defined in abovementioned accounting pronouncement, and are consistent in relation to the overall financial statements.

3

Other information accompanying the financial statements and the auditor’s report

Management is responsible for such other information, which comprise the Management Report.

Our opinion on financial statements does not cover the Management Report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the financial statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and its subsidiaries’ financial reporting process.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identified and assessed the risks of material misstatement of the financial statements, whether due to fraud or error, designed and performed audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

4

•	Obtained an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries’ internal control.

•	Evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Concluded on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluated the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the scope and timing of the planned audit procedures and significant audit findings, including deficiencies in internal control that we may have identified during our audit.

We also provided those charged with governance with a statement that we have complied with relevant ethical requirements, including applicable independence requirements, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Rio de Janeiro, February 23, 2022.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Fernando Alberto S. Magalhães

Contador CRC-1SP133169/O-0

5

TIM S.A.
BALANCE SHEETS
December 31, 2021 and 2020
(In thousands of reais)

		Parent company		Consolidated
	Note	2021	2020	2020

Assets		49,819,186	41,654,417	41,654,417

Current assets		15,398,048	10,411,555	10,411,556
Cash and cash equivalents	4	5,228,615	2,575,290	2,575,291
Marketable securities	5	4,568,020	2,070,438	2,070,438
Trade accounts receivable	6	3,066,906	3,051,834	3,051,834
Inventories	7	202,553	246,602	246,602
Recoverable indirect taxes, fees and contributions	8	354,620	374,015	374,015
Recoverable direct taxes, fees and contributions	9	1,311,906	1,421,112	1,421,112
Prepaid expenses	11	275,148	149,796	149,796
Derivative financial instruments	37	134,292	262,666	262,666
Leases	16	30,076	5,357	5,357
Other amounts recoverable	17	28,661	43,906	43,906
Other assets		197,251	210,539	210,539

Non-current assets		34,421,138	31,242,862	31,242,861
Long-term receivables		3,925,956	4,115,088	4,115,088
Marketable securities	5	11,508	7,061	7,061
Trade accounts receivable	6	186,301	128,827	128,827
Recoverable indirect taxes, fees and contributions	8	905,312	856,786	856,786
Recoverable direct taxes, fees and contributions	9	730,455	1,277,127	1,277,127
Deferred income tax and social contribution	10	536,888	550,646	550,646
Judicial deposits	12	718,773	794,755	794,755
Prepaid expenses	11	83,139	73,598	73,598
Derivative financial instruments	37	521,627	239,423	239,423
Leases	16	213,045	156,841	156,841
Other assets		18,908	30,024	30,024

Investment	13	1,601,703	1	-
Property, plant and equipment	14	18,308,400	18,100,698	18,100,698
Intangible assets	15	10,585,079	9,027,075	9,027,075

The explanatory notes are an integral part of the financial statements.

6

TIM S.A.
BALANCE SHEETS
December 31, 2021 and 2020
(In thousands of reais)
		Parent company		Consolidated
	Note	2021	2020	2020

Total liabilities and shareholders' equity		49,819,186	41,654,417	41,654,417

Total liabilities		24,712,080	18,471,672	18,471,672

Current liabilities		10,611,482	8,301,956	8,301,956
Suppliers	18	3,267,404	3,128,732	3,128,732
Loans and financing	20	538,450	1,689,385	1,689,385
Lease liabilities	16	1,269,878	1,054,709	1,054,709
Derivative financial instruments	37	194,837	7,273	7,273
Payroll and related charges		303,239	272,635	272,635
Indirect taxes, fees and contributions payable	21	1,418,682	935,778	935,778
Direct taxes, fees and contributions payable	22	245,113	296,299	296,299
Dividends and interest on shareholders' equity payable	25	533,580	538,576	538,576
Authorizations payable	19	2,630,169	102,507	102,507
Deferred revenues	23	197,179	266,436	266,436
Other liabilities		12,951	9,626	9,626

Non-current liabilities		14,100,598	10,169,716	10,169,716
Loans and financing	20	3,307,015	655,647	655,647
Derivative financial instruments	37	13,950	28,893	28,893
Lease liabilities	16	7,793,661	7,324,126	7,324,126
Indirect taxes, fees and contributions payable	21	3,273	3,102	3,102
Direct taxes, fees and contributions payable	22	13,227	212,444	212,444
Provision for legal and administrative proceedings	24	960,881	886,947	886,947
Pension plans and other post-employment benefits	38	6,492	7,346	7,346
Authorizations payable	19	1,250,918	232,940	232,940
Deferred revenues	23	689,161	755,488	755,488
Other liabilities		62,020	62,783	62,783

Shareholders' equity	25	25,107,106	23,182,745	23,182,745
Share capital		13,477,891	13,477,891	13,477,891
Capital reserves		401,806	397,183	397,183
Profit reserves		11,236,551	9,317,356	9,317,356
Equity valuation adjustments		(4,285)	(4,848)	(4,848)
Treasury shares		(4,857)	(4,837)	(4,837)

The explanatory notes are an integral part of the financial statements.

7

TIM S.A.
STATEMENTS OF INCOME
Years ended December 31, 2021 and 2020
(In thousands of reais, unless otherwise indicated)

		Parent company			Consolidated
	Notes	2021	2020		2020

Net revenue	27	18,058,027	17,267,812		17,267,812

Costs of services provided and goods sold	28	(8,443,023)	(7,996,615)		(7,996,615)
Gross income		9,615,004	9,271,197		9,271,197

Operating revenues (expenses):
Selling expenses	28	(4,621,788)	(4,443,027)		(4,443,027)
General and administrative expenses	28	(1,723,384)	(1,656,267)		(1,656,267)
Equity in earnings	13	(11,572)	-		-
Other revenues (expenses), net	29	497,771	(356,986)		(356,986)
		(5,858,973)	(6,456,280)		(6,456,280)

Income before financial revenues and expenses		3,756,031	2,814,917	-	2,814,917

Financial revenues (expenses):
Financial revenues	30	1,091,748	432,287		432,287
Financial expenses	31	(1,745,213)	(1,232,781)		(1,232,781)
Foreign exchange variations, net	32	659	(6,783)		(6,783)
		(652,806)	(807,277)		(807,277)
Profit before income tax and social contribution		3,103,225	2,007,640		2,007,640

Deferred income tax and social contribution	33	(146,051)	(163,950)		(163,950)

Net profit for the year		2,957,174	1,843,690		1,843,690

Earnings per share attributable to the Company’s shareholders (expressed in R$ per share)

Basic earnings per share	34	1.22	0.76		0.76

Diluted earnings per share	34	1.22	0.76		0.76

The explanatory notes are an integral part of the financial statements.

8

TIM S.A.
STATEMENTS OF COMPREHENSIVE INCOME
Years ended December 31, 2021 and 2020
(In thousands of reais)

	Parent company		Consolidated
	2021	2020	2020

Net profit for the year	2,957,174	1,843,690	1,843,690

Other items in comprehensive income
Item that will not be reclassified to income (loss):
Pension plans and other post-employment benefits	853	(1,562)	(1,562)
Deferred taxes	(290)	531	531
Total comprehensive income for the year	2,957,737	1,842,659	1,842,659

The explanatory notes are an integral part of the financial statements.

9

TIM S.A.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2021 and 2020
(In thousands of reais)
			Profit reserves
	Share capital	Capital reserve	Legal reserve	Reserve for expansion	Tax incentive reserve	Treasury shares	Equity valuation adjustments	Retained earnings	Total
Balances at January 01, 2021	13,477,891	397,183	1,036,194	6,499,602	1,781,560	(4,837)	(4,848)	-	23,182,745

Total comprehensive income for the year
Net profit for the year	-	-	-	-	-	-	-	2,957,174	2,957,174
Post-employment benefit amount recorded directly in shareholders' equity	-	-	-	-			563	-	563
Total comprehensive income for the year	-	-	-	-	-	-	563	2,957,174	2,957,737
Total shareholder contributions and distributions to shareholders
Long-term incentive plan	-	4,623	-	-			-	-	4,623
Purchase of treasury shares, net of disposals	-	-	-	-		(20)	-	-	(20)
Allocation of net profit for the year:
Legal reserve	-	-	139,021	-			-	(139,021)	-
Interest on Shareholders’ Equity (note 25)	-	-	-	-				(1,047,500)	(1,047,500)
Allocation to tax benefit reserve (note 25)	-	-			176,741		-	(176,741)	-
Allocation to expansion reserve (note 25)	-	-	-	1,593,912			-	(1,593,912)	-
Unclaimed dividends (note 25)	-	-	-	9,521			-	-	9,521
Total shareholder contributions and distributions to shareholders	-	4,623	139,021	1,603,433	176,741	(20)	-	(2,957,174)	(1,033,376)
Balances at December 31, 2021	13,477,891	401,806	1,175,215	8,103,035	1,958,301	(4,857)	(4,285)	-	25,107,106

The explanatory notes are an integral part of the financial statements.

10

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Year ended December 31, 2021 and 2020
(In thousands of reais)
			Profit reserves
	Share capital	Capital reserve	Legal reserve	Reserve for expansion	Tax incentive reserve	Treasury shares	Equity valuation adjustments	Retained earnings	Total
Balances at January 01, 2020	13,476,172	36,154	952,486	5,985,793	1,612,019	-	(3,817)	-	22,058,807

Total comprehensive income for the year
Net profit for the year	-	-	-	-	-	-	-	1,843,690	1,843,690
Post-employment benefit amount recorded directly in shareholders' equity (note 13)	-	-	-	-	-	-	(1,031)	-	(1,031)
Total comprehensive income for the year	-	-	-	-	-	-	(1,031)	1,843,690	1,842,659

Total shareholder contributions and distributions to shareholders
Incorporation of a company from TIM Group (note 1)	1,719	353,604		-					355,323
Stock options (note 25.b)	-	7,425	-	-			-	-	7,425
Purchase of treasury shares, net of disposals	-	-	-	-		(4,837)	-	-	(4,837)
Allocation of net profit for the year:
Legal reserve (note 25)	-	-	83,708	-			-	(83,708)	-
Interest on Shareholders’ Equity (note 25)	-	-	-	-				(1,083,000)	(1,083,000)
Allocation to tax benefit reserve (note 25)	-	-			169,541		-	(169,541)	-
Allocation to expansion reserve (note 25)	-	-	-	507,441			-	(507,441)	-
Unclaimed dividends (note 25)	-	-	-	6,368			-	-	6,368

Total shareholder contributions and distributions to shareholders	1,719	361,029	83,708	513,809	169,541	(4,837)	-	(1,843,690)	(718,721)
Balances at December 31, 2020	13,477,891	397,183	1,036,194	6,499,602	1,781,560	(4,837)	(4,848)	-	23,182,745

The explanatory notes are an integral part of the financial statements.

11

TIM S.A.
STATEMENT OF CASH FLOW
Years ended December 31, 2021 and 2020
(In thousands of reais)

		Parent company		Consolidated
	Note	2021	2020	2020
Operational activities
Profit before income tax and social contribution		3,103,225	2,007,640	2,007,640
Adjustments to reconcile income to net cash generated by operating activities:
Depreciation and amortization	28	5,691,696	5,527,012	5,527,012
Equity in earnings	13	11,572	-	-
Residual value of property, plant and equipment and intangible written off		51,913	(88,085)	(88,085)
Gain on sale transaction of 51% of I-Systems (formerly FiberCo) (note 1)		(782,237)	-	-
Interest on asset retirement obligation		1,486	(284)	(284)
Provision for legal and administrative proceedings	24	278,789	333,724	333,724
Inflation adjustment on judicial deposits and legal and administrative proceedings		(27,768)	131,253	131,253
Interest, monetary and exchange rate variations on loans and other financial adjustments		119,864	166,057	166,057
Interest on lease liability		858,259	910,691	910,691
Lease interest		56	(10,698)	(10,698)
Provision for expected credit losses	28	544,642	552,817	552,817
Long-term incentive plans	26	15,672	2,588	2,588
		9,867,169	9,532,715	9,532,715
Reduction (increase) in operating assets
Trade accounts receivable		(583,346)	(390,087)	(390,087)
Taxes, fees and contributions to be recovered		664,397	1,260,949	1,260,949
Inventories		44,050	(43,325)	(43,325)
Prepaid expenses		(134,893)	20,928	20,928
Judicial deposits		215,698	203,567	203,567
Other assets		41,610	(111,003)	(111,003)
Increase (decrease) in operating liabilities
Payroll and related charges		35,506	53,667	53,667
Suppliers		153,357	(818,989)	(818,989)
Taxes, fees and contributions to be collected		366,605	(320,674)	(320,674)
Authorizations payable		(8,604)	(10,871)	(10,871)
Payments for legal and administrative proceedings	24	(316,804)	(413,634)	(413,634)
Deferred revenues		(135,583)	(87,188)	(87,188)
Other liabilities		(116,981)	(132,606)	(132,606)
Cash generated by operations		10,092,181	8,743,449	8,743,449
Income tax and social contribution paid		(14,094)	(69,578)	(69,578)
Net cash generated by operating activities		10,078,087	8,673,871	8,673,871

12

TIM S.A.
STATEMENT OF CASH FLOW
Year ended December 31, 2021 and 2020
(In thousands of reais)

		Parent company		Consolidated
	Note	2021	2020	2020
Investment activities
Marketable securities		(2,502,030)	(1,428,888)	(1,428,888)
Cash from the sale of 51% of I-Systems (formerly FiberCo) (note 1)		1,096,294	-	-
Cash from the incorporation of TIM Participações		-	21,959	21,959
Paid-up capital - FiberCo (note 1)		-	-	1
Additions to property, plant and equipment and intangible (i)		(5,283,707)	(3,891,306)	(3,891,306)
Receipt of leases		47	4,879	4,879
Net cash applied on investment activities		(6,689,396)	(5,293,356)	(5,293,355)

Financing activities
New loans		3,062,000	1,800,000	1,800,000
Amortization of loans		(1,710,935)	(1,806,922)	(1,806,922)
Interest paid- Loans		(78,952)	(72,643)	(72,643)
Payment of lease liability		(1,179,723)	(927,903)	(927,903)
Interest paid on lease liabilities		(832,928)	(794,391)	(794,391)
Proceeds from financing for the 5G license acquisition		843,020	-	-
Derivative financial instruments		216,197	(134,360)	(134,360)
Purchase of treasury shares, net of disposals		(11,069)	-	-
Dividends and interest on shareholders’ equity paid		(1,042,976)	(1,153,054)	(1,153,054)
Net cash applied in financing activities		(735,366)	(3,089,273)	(3,089,273)

Increase in cash and cash equivalents		2,653,325	291,242	291,243

Cash and cash equivalents at the beginning of the financial period		2,575,290	2,284,048	2,284,048
Cash and cash equivalents at the end of the year		5,228,615	2,575,290	2,575,291

(i) Effects of the 5G acquisition with no cash impact, see note 40.

The explanatory notes are an integral part of the financial statements.

13

TIM S.A.
STATEMENT OF ADDED VALUE
Years ended December 31, 2021 and 2020
(In thousands of reais)
	Parent company		Consolidated
	2021	2020	2020
Revenues
Gross operating revenue (note 27)	25,357,429	24,346,101	24,346,101
Other revenues (note 29)	2,709,251	-	-
Provision for expected credit losses	(544,642)	(552,817)	(552,817)
Discounts granted, returns and others	(2,619,680)	(2,543,707)	(2,543,707)
	24,902,358	21,249,577	21,249,577
Supplies acquired from third parties
Costs of services provided and goods sold	(2,676,158)	(2,641,923)	(2,641,923)
Materials, energy, third-party services and others	(5,026,187)	(2,949,673)	(2,949,673)
	(7,702,345)	(5,591,596)	(5,591,596)
Retentions
Depreciation and amortization	(5,691,696)	(5,527,012)	(5,527,012)
Net added value generated	11,508,317	10,130,969	10,130,969
Value added received in transfer
Equity in earnings	(11,572)	-	-
Financial revenues	1,612,676	796,406	796,406
	1,601,104	796,406	796,406
Total added value to be distributed	13,109,421	10,927,375	10,927,375

Added value distribution
Personnel and expenses
Direct remuneration	621,702	552,749	552,749
Benefit	191,346	196,124	196,124
FGTS	63,689	60,722	60,722
Other	46,649	42,498	42,498
	923,386	852,093	852,093
Taxes, fees and contributions
Federal	2,113,953	1,906,223	1,906,223
State	3,773,000	3,791,380	3,791,380
Municipal	127,934	114,390	114,390
	6,014,887	5,811,993	5,811,993
Third-party Capital Remuneration
Interest	2,263,324	1,601,595	1,601,595
Rentals	941,503	813,175	813,175
	3,204,827	2,414,770	2,414,770
Other
Social investment	9,147	4,829	4,829
	9,147	4,829	4,829
Shareholder's Equity Remuneration
Dividends and interest on shareholders’ equity	1,047,500	1,083,000	1,083,000
Retained earnings	1,909,674	760,690	760,690
	2,957,174	1,843,690	1,843,690

The explanatory notes are an integral part of the financial statements.

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MANAGEMENT REPORT AND 2021 EARNINGS ANALYSIS

COMMENTS ON THE FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021

Dear Shareholders,

The Management of TIM S.A. (“TIM S.A.,” “Company” or “TIM”) hereby presents its Management Report and 2021 Earnings Analysis, along with the Individual and Consolidated Financial Statements and the Independent Auditors’ Report for the fiscal year ended December 31, 2021.

The Financial Statements have been prepared in accordance with Brazilian and International Financial Reporting Standards (IFRS) as defined by the IASB.

The operating and financial information for 2021, unless otherwise stated, is presented in Brazilian Reais (R$), based on consolidated amounts and pursuant to Brazilian Corporation Law.

Company’s Profile

TIM S.A. is a publicly-held company, with shares listed on the São Paulo Stock Exchange (B3), and American Depositary Receipts (ADRs) listed on the New York Stock Exchange (NYSE). In 2021, TIM confirmed that, for the fourteenth year in a row, it has maintained its status as one of a select group of companies that comprise the ISE portfolio (B3’s Corporate Sustainability Index), reinforcing its commitment to economic, social and environmental sustainability. Additionally, since 2011 TIM has been listed on B3’s Novo Mercado, a segment recognized for maintaining the highest level of corporate governance. Starting in 2021, it became part of the following indexes: S&P-B3 Brasil ESG, Refinitiv Diversity & Inclusion, and Bloomberg Gender Equality.

TIM S.A. is controlled by TIM Brasil Serviços e Participações S.A., a subsidiary of the Telecom Italia group. TIM operates in the mobile, landline, long-distance, and data transmission markets throughout Brazil, as well as in the ultra-broadband market covering several Brazilian states.

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1. Message from Management

The year 2021 was still heavily affected by the COVID-19 pandemic, which imposed tremendous challenges on society, with impacts on public health and the economy. Amid increased vaccination, the emergence of new variants of the virus, escalating inflation, and rising interest rates, TIM proved to be resilient in delivering solid results by late 2021, meeting all the targets established with its shareholders and the financial market in general.

Evolution of the Pandemic and Macroeconomic Dynamics

During the first half of the year, the Brazilian economy had been recovering despite the fluctuation in health conditions, and the consequent adoption of new restrictive measures between March and April. The impact of these restrictions on economic activity in general – and on TIM’s activity – was significantly lower than in similar periods in 2020. In the second half of the year, the population started getting vaccinated at a faster rate, but the economic recovery continued to be heterogeneous among the different sectors. Accelerated inflation rates, with the subsequent start of the monetary tightening cycle, limited improvements in the dynamics of the economy. For TIM, such situation materialized mainly in the prepaid mobile telephony segment, because of the availability of household income, which is still heavily pressured by inflation, debt, and a still-shaky job market.

M&A and 5G: Transformations for the Industry and for TIM

In 2021, major industry transformations took shape and began to materialize. On the one hand, the transaction for the purchase of the mobile assets of Oi Móvel S.A. started being analyzed by the telecommunications sector’s regulatory agency (Anatel) and the anti-trust regulatory agency (CADE), which – even without issuing a definitive answer within the year – indicated a that a definition would be forthcoming in early 2022. On the other hand, there has been a proliferation of initiatives in the telecommunications sector to explore the opportunities of ultra-broadband service, either through IPOs of small providers or by creating neutral fiber optic infrastructure vehicles. In the latter case, we chose to enter into an agreement with IHS Brasil for the sale of 51% of a newly created fiber vehicle, to accelerate the development of its coverage of Fiber-To-The-Home (FTTH) services.

In the second half of the year, the frequency auction was held, which provided for the sale of several spectrum lots to be used for 4G and 5G technologies. We participated quite successfully, acquiring a set of frequency bands that will help in the composition of our spectrum portfolio and the evolution of services, with the implementation of new 5G networks and reinforcement of capacity in the 4G network.

Resilience in the Face of Adversity and a Focus on Executing our Strategy

The first half of the year was marked by a stronger recovery, but despite the challenges of the second half, we managed to maintain a good level of annual growth in service revenue (+6% in 1H21 and +4% in 2H21) to close out the year with positive growth of 5% versus 2020. This performance represents a robust recovery vis-à-vis our 2020 performance, where the growth in revenue from services was only 0.4% YoY. Our ability to find solutions amidst adversity and to focus on executing our strategy was key to this evolution in performance.

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MANAGEMENT REPORT AND 2021 EARNINGS ANALYSIS

Among the initiatives put into place in 2021 that supported this performance, the following stand out the most; (i) the ongoing evolution of the volume-to-value approach, with continuous growth in ARPU, reduction in churn, and recovery of customer additions; (ii) the revival of the “Music” theme as part of our offer launches and a new brand positioning; (iii) the sound execution in our operation and broadband; (iv) the continuous advancement of our network and IT infrastructure; (v) the incessant pursuit of cost efficiency and investment efficiency; and (vi) the ongoing evolution of the Customer Platform strategy, materialized by yet another partnership forged in the distance-education segment, with the Ampli platform.

The positive impacts of these initiatives were evident in the earnings of the different lines of business:

•	From the Mobile Services viewpoint, revenue maintained favorable dynamics and closed out the year with growth of nearly 5% compared to 2020. This performance was driven by the Postpaid segment, which grew more than 5% YoY, while Prepaid fell nearly 2%.
•	Residential broadband maintained strong growth of roughly 15% compared to 2020.
•	Our revenues from the Customer Platform totaled around R$ 120 million, an eightfold increase over the figure for 2020, with major contributions from the partnership with Banco C6 and from the Mobile Advertising initiatives.

A Robust Infrastructure to Support a Better Customer Experience

The development of our infrastructure is a mainstay of the strategy to improve customer experience. Accordingly, in 2021 we focused on continuing to improve the quality of our services by strengthening our network and systems.

For yet another year, TIM assured its leadership in 4G, having the largest and best coverage in this technology. We closed out 2021 with more than 4,700 cities and we are getting closer and closer to the target of covering all municipalities in Brazil by 2023. Our wireless network has been attested once again as the leader in 4G availability and the best OpenSignal video streaming and videoconferencing experience. 4.5G coverage exceeded 1,700 cities, and we launched 5G DSS technology and carried out pilot programs with stand-alone 5G.

In the landline network, we surpassed the mark of 112,000 kilometers of fiber optic in backbone and backhaul, which allowed us to connect an additional 1,200 cities with optical fiber. We also expanded our coverage of TIM Live’s residential broadband service, reaching 4.2 million FTTH households and 6.7 million households overall.

On the IT front, we advanced in the Journey to Cloud project to migrate our entire datacenter to the cloud; we had 44% migration by year’s end. This project – and others focused on digitalization – impacts both the Company’s costs and customer satisfaction.

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MANAGEMENT REPORT AND 2021 EARNINGS ANALYSIS

Efficiency and Cash Generation

Our efficiency-oriented culture has been one of TIM’s hallmarks over the last decade. Therefore, in 2021 things were no different; despite inflationary pressures and the energy crisis, we managed to offset a good portion of these effects through initiatives aimed at digital transformation and more traditional cost cuts. The control of delinquency rates also helped growth in spending to remain below 5%, and less than half of official inflation rate (IPCA: 10.06%).

The solid performance on the operational and financial fronts once again produced the highest EBITDA in TIM’s history, reaching more than R$ 8.7 billion, with a margin of 48.4% in the year, as well as an excellent level of operating cash flow of more than R$ 6 billion. As a result, we ended the year in a solid financial position and well-poised to meet the additional outlay obligations that we will have in 2022, i.e., acquisition of Oi Móvel assets and frequency licenses. Our cash position was close to R$ 9.8 billion, with net debt of R$ 3.7 billion (including the impact related to the licenses in the auction of 4G and 5G frequencies in the amount of R$843 million) and even so, the Company maintained its leverage at a healthy level. This scenario gave us the comfort of maintaining the distribution to shareholders at the level of R$ 1 billion through the Equity Interest (JSCP) instrument.

Conclusion and Outlook

The ability to act quickly and assertively – taking advantage of market opportunities and focusing on executing the strategy – was the hallmark of 2021. This combination made it possible for us to deliver all the targets set for the year, even in a scenario of high uncertainty.

Our expectation for 2022 is to speed up the process of transforming TIM and the sector overall, with the approval of the transaction with Oi Móvel, the beginning of the implementation of “real” 5G, and the paradigm shift from fixed broadband to neutral networks. We also expect to further capitalize on our initiatives on the Digital Transformation and New Business fronts, creating major opportunities for efficiency and growth for TIM.

2. Economic and Industrial Overview

2.1. Macroeconomic Environment

Despite the positive expectations for the year, 2021 was still significantly impacted by the Coronavirus/COVID-19 pandemic, which brought with it – aside from an immeasurable human burden – a significant burden for economic activity in Brazil and around the world.

After the start of mass vaccination worldwide in late 2020, and with the advance of vaccination in Brazil throughout 2021, combined with the consequent easing of mobility restrictions and significant reduction in the unemployment rate (11.6% in November 2021), there was an upswing in the nation’s economic activity. This made the projections of growth in Brazil’s Gross Domestic Product (GDP) for the period reach a level of 4.50%, according to the latest FOCUS report[1] for the year, compared to the forecast growth rate of 3.41% in the first FOCUS report[2] of 2021.

[1] Estimated by Focus report issued by the Central Bank of Brazil (BACEN) as of December 31, 2021.

[2] Estimated by the FOCUS report issued by the Central Bank of Brazil (BACEN) on January 8, 2021.

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Inflation, measured by the Broad Consumer Price Index (IPCA), ended 2021 at 10.06%[3], the highest accumulated annual inflation since 2015. The IPCA recorded for the year was significantly above the target center, which was 3.75%. This result was mainly influenced by the Transportation group, which – within the package of items evaluated – showed the biggest change and closed out the year up 21.03%, as well as the highest impact in the accumulated result for the year. In addition to Transportation, the main highlights are Housing and Food & Beverage. In macro terms, the economy is still beset by the obstruction of supply chains in Brazil and around the world – as a consequence of the measures to combat COVID-19 –, which is still causing a strong shock in the supply of goods and services, and is consequently pushing up inflation worldwide.

On the foreign exchange front, the US Dollar appreciated strongly against the Brazilian Real in 2021, closing the year quoted at 5.57 BRL to 1 USD[4] (a 7.4% increase), after reaching R$ 5.79[5] in March of this year, having fluctuated strongly throughout the year vis-à-vis a scenario of increased fiscal risk resulting from the sharp spike in public spending resulting from the pandemic and the stagnation of tax and administrative reforms, thus contributing to a strong exchange rate fluctuation throughout the year. The trade balance ended the year with a surplus of US$ 61 billion[6]. This amount represents a 21.1% growth compared to 2020 and surpassed the record of US$ 56 billion, set in 2017. The positive balance is the result of US$ 280.4 billion in exports and US$ 219.4 billion in imports. Exports in 2021 grew 34% compared to 2020, while imports were up 38.2%.

Regarding the international scenario, we also saw a major increase in vaccination against COVID-19 in many parts of the world, which also led to a reduction in restrictions on mobility and the gathering of people, consequently leading to partial resumption of economic activity. In the US and other developed countries, the year often featured inflation as a novelty in economic reports, something that had not happened for decades. Particularly in the US, the consumer price index reached 7% in 2021 – the highest since 1982. The GDP of OECD (Organization for Economic Co-operation and Development) member countries increased 0.9% in the 3Q21, compared to the previous quarter, and returned to the pre-pandemic level. Due to the accelerated the resumption of economic activity, the IMF has revised its projection for the growth of the world economy in 2021 to 5.9%[7].

2.2. Particularities of the Telecommunications Sector

The telecommunications sector in Brazil is marked by the high degree of competition and by the effective regulation of the National Telecommunications Agency (ANATEL), which has the mission of “promoting the development of telecommunications in Brazil, in order to provide it with a modern and efficient telecommunications infrastructure, capable of offering society appropriate and diversified services at fair prices nationwide.”

[3] Source: Brazilian Institute of Geography and Statistics.

[4] Source: Central Bank of Brazil.

[5] Source: Central Bank of Brazil.

[6] Source: Ministry of Economy.

[7] Source: International Monetary Fund.

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The sector has always been impacted by fierce competition on the Brazilian market, which can be seen by the presence of more aggressive offers from the viewpoint of the content available to customers and the reduced level of prices charged by operators in general, which, in a way, limits the Company’s ability to pass on cost increases or to propose adherence to higher-value offers, leading the entire telecommunications sector to a certain degradation.

On the other hand, the highly competitive environment may have ultimately been one of the triggers for the consolidation of the mobile market, which is expected to end 2022 with the completion of the sale of Oi Móvel, and the consequent division of its assets among the remaining industry players.

Throughout 2021, the sector continued to suffer the impacts arising from the major crisis brought on by the COVID-19 epidemic, and from all the restrictions aimed at curbing its spread. However, the sector maintained the growth trend in terms of data consumption, thereby requiring operators to adapt their networks, facing the challenge of delivering an increasingly robust infrastructure in an environment of greater rationality in investments, including projects such as the densification of sites, frequency refarming, and the aggregation of carriers on two or three frequencies. Furthermore, TIM continues to advance in sharing initiatives focused on 4G and network transport. This evolution of the Company’s network has allowed for a significant expansion of traffic on the 4G network, which provides TIM customers with a better usage experience, both in terms of performance – with higher download and upload speeds and lower latency – as well as in indoor coverage and greater penetration.

Such demand for technological evolution and investments in the sector tends to continue; this can especially be verified considering the 5G auction, which was held in the last quarter of 2021 and established a series of obligations related to the conception of the right-of-use of frequencies, which will surely force the sector to experience a new cycle of investments. The deployment of this new technology will bring very significant advances, enabling the generation of new business models, encouraging an increasingly connected society, and paving the way for the implementation of advancements in research and development.

Lastly, 2021 proved to be a year in which the demand for Fixed Broadband was consolidated. During the year, smaller players launched their Initial Public Offerings (IPOs) and strengthened their financial positions to continue growing. Fixed Broadband is a tremendous opportunity in Brazil, as it still has low penetration outside the major urban centers; but, on the other hand, it can be greatly influenced by the separation of service providers and infrastructure players, as service providers can lease infrastructure from specialized companies seeking to accelerate growth.

3. TIM Services

3.1. Business

TIM is recognized for its strong brand and its reputation as an innovative and disruptive company, capable of meeting new consumption patterns on the market. The proactive approach has allowed the Company to be in a leading position in the transformation of the telecommunications business model. Changes in customers’ usage profiles and the emergence of new technologies have fostered a rupture in the telecommunications industry, based on the consumption of data, content, and digital services.

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MANAGEMENT REPORT AND 2021 EARNINGS ANALYSIS

TIM’s pioneering spirit and innovative offerings are hallmarks of the Company, which has a complete portfolio both for individual customers and corporate solutions for small, medium, and large enterprises. In addition to the traditional voice and data services, TIM offers the fixed ultra-broadband service, TIM Live, and the fixed broadband service through the mobile network, using WTTx and 5GDDS technology , and continues to pursue new sources of revenue, with pioneering initiatives in new business fronts, such as financial services and monetization of the customer base, mobile advertising, and IoT.

Also in its portfolio, the Company offers several services and digital content in its packages, increasing the functionality of mobile devices in its customers’ daily lives. The ability to manage a complete and wide-ranging portfolio makes it possible for TIM to offer tailored packages to its customers and to propose convergent offers in certain regions.

Demonstrating this differential, in 2021 TIM started the first partnership between a telecommunications company and an education company. Exclusive offers were launched for customers who enrolled in courses offered on the platform, and TIM customers began receiving discounts on selected courses. In turn, offers launched in a partnership with C6 Bank continue adding advantages to the portfolio, by providing more convenience and adding new experiences to “Controle” and Postpaid plans offers. We continue to offer TIM Black Família plan customers a marketplace for OTT services, greater flexibility in choosing the entertainment content included in the plan and differentiated service from TIM Concierge. Innovation in offers and consistency in the operation have ensured the portfolio’s differential and a higher quality in the acquisition of new customers.

3.2. Strategy

The strategy that TIM adopted for 2021 was based on five fronts indicated below, each of which focused on the Company’s main stakeholders (customers, employees and shareholders), and collectively aim to redesign the customer experience and make TIM the best choice by value on the market, supported by its position as a leader in mobile ultra-broadband and its wide range of innovative offerings:

▪	Shift from volume to value: Improve and accelerate the transition from volume to value, to support the growth of the mobile business, focusing on customer experience;

▪	Improve infrastructure: Fill the current infrastructure gap with M&A, also promoting inorganic growth and capturing potential synergies;

▪	Monetize beyond the core: Expand new revenue streams from alternative business models, such as mobile financial services, Education, Health and mobile digital advertising, targeting the monetization of our customer base and leveraging the customer base platform through ecosystems and partnerships;

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MANAGEMENT REPORT AND 2021 EARNINGS ANALYSIS
▪	Improve technology and operations: Implement transformational infrastructure projects (e.g.: 5G, ORAN, M-MIMO, cloudification) and address structural challenges, as well as prepare our technology and operations for future developments; and

▪	Explore fixed broadband opportunities: Capturing growth opportunities in the ultra-broadband market, with new financial and business models.

All five of the foregoing strategic pillars are directly related to our commitment to the User Experience, which is one of our three mainstays of the TIM brand (also including innovation and quality), in addition to being aimed at strengthening our core and building the company’s future.

Throughout 2021, to implement the strategic pillars mentioned above, TIM steered its efforts through two transformational enablers: (i) To drive disruptive efficiencies through digitalization, automation and new operating models, leveraging skills and enhancing capabilities; and (ii) To strengthen and consolidate the ESG proposal by making a positive transformation.

This is the main goal of the proposed structure, in which the customer is at the center of decision making.

4. Human Resources

The Human Resources Department is structured in such a way as to ensure the best practices related to people management to support the Company’s evolution process, in line with technological transformations and business challenges, which include commitment to sustainability and valuing diversity and inclusion.

Having an engaged team is essential to overcoming challenges and achieving better results. At TIM, the relationship of transparency and respect with all levels of the company strengthens our pride and sense of belonging, as well as a clarity as to the direction we are heading. These factors are differentiators in the development of our employer brand.

In 2021, we had a (97%) participation in the Climate and Engagement Survey, confirming the consistency of this process as one of the most important means of listening to people and providing the opportunity to contribute toward the evolution of our company.

The result of the 2021 Climate and Engagement Survey was 83% (down 1% from 2020), placing TIM 10% above the Global Telecom Market established by Mercer, a consulting partner responsible for the methodology and application of the survey.

The main highlights are the consistency in the Diversity & Inclusion acculturation program (which remained at 95%), the increase in leadership performance in team development through feedback (84% | +3%), error tolerance (85% | +2%), consistency in performance evaluation (83% | +3%) and practice of financial and non-financial recognition (71% | +2%), in line with the review of Skills and Performance.

In 2022, it will be necessary to focus more on structured well-being actions and to evolve in our agility and readiness for change, to maintain our stance of caring for people and improving processes for innovation.

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The culture of integrity and attractive careers also stand out among the factors most widely recognized by our team, reflecting the high engagement and success of actions such as the “TIM Talks Experience 2021” and “Diversity & Inclusion” campaigns, aimed at the five pillars developed at the company: gender, race, people with disabilities, LGBTI+ people, and generations.

4.1. People

TIM ended the year 2021 with 9,337 employees across Brazil. These employees – with their histories and knowledge – represent the Company’s intellectual capital and act as engines for business development.

Around 70.4% of our employees have a college degree or are currently attending college, and 9.9% have postgraduate degrees. The numbers and results show that TIM has a diversified and highly qualified staff to meet the Company’s challenges. The workforce is rounded out by 216 interns and 128 young apprentices.

4.2. Development and Training

TIM employees have access to a well-structured training and development offer, in order to evolve within the company and build a successful career. TIM invested more than R$ 10 million in the training and development of its employees in 2021.

To guide the careers of its employees, TIM identifies and monitors individual performance to guide activities more assertively. The Company evaluates the dedication and outstanding performance of its professionals through different performance management tools, as well as encourages and provides opportunities for development and learning.

Here at TIM, throughout 2021, as a continuation of the plan started in 2020, we focused on supporting the evolution and transformation of the company towards the TELCO digital model, with a specific focus on the development of new capabilities, necessary to achieve the goals of the company’s strategic and industrial plan.

Also, throughout 2021, TIM implemented several programs and initiatives to manage and support people development in the skills necessary to achieve business strategies:

•	New Performance Management Process: TIM completed its 2020/2021 performance management cycle, involving more than 7,700 employees with several major innovations, such as the inclusion of new groups (Sales and Service team, Interns) with a thoroughly customized approach. The focus of the assessment is related to the competency model, as well as the ability to make things happen. The implementation of a new Performance Management platform, customized to provide the best digital experience for employees, was also a new development.
•	Digital Solutions for the Development of Leadership: During this year, TIM launched two innovative solutions to develop our leaders: the E-Coaching and Executive Mentoring Program, more than 350 leaders experienced a digital development solution tailored to their own needs.
•	Succession Management: Succession mapping continued this year, to ensure accelerated development and readiness for more critical senior management and executive positions.

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MANAGEMENT REPORT AND 2021 EARNINGS ANALYSIS
•	Inter-company Mentoring for Women: In July 2021, TIM, together with a growing number of major companies, created an initiative to accelerate women’s career development. The initiative is part of the “Mulheres Positivas” (“Positive Women”) Project, which has the broader scope of enabling women’s access to the Brazilian labor market. In 2021, two waves of mentoring were developed, involving 149 women.

The main training programs and initiatives are listed below:

•	Main Institutional and Compliance Issues: all employees take part in courses on the main institutional and compliance issues, such as ethics, human rights, sustainability and environmental policies, health and safety, information security, and anti-corruption, in line with the Group’s guidelines as well as international and Brazilian laws.
•	Digital Learning Roadmap: the new online training platform called “Talent Hub Learning” includes individual and collective itineraries for digital learning. The roadmap focuses on strategic issues such as digital mindset, new capabilities, innovation, accountability, customer experience, execution, collaborative networking, change management.
•	TIM Talks: TIM Brasil’s annual Training, Development and Communication Program. As in 2020, the event was attended not only by members of our internal workforce but also by members of the public. TIM Talks began in November with an Opening event, and lasted through late December, through a program of workshops focused on strategic issues in the sector, such as 5G, Cloud, AI, Privacy, etc. The workshop was attended by representatives of the market, academia, and institutions in general, and for the first time ever, also involved international guests.
•	Support Plan in the Context of the COVID 19 Pandemic: Throughout 2020 and 2021, due to the novel coronavirus pandemic, TIM carried out training actions geared toward wide-ranging health and safety topics, such as mental health, self-care, ergonomics, well-being in its most varied dimensions (e.g.: nutrition, physical exercise, etc.), including online classes (e.g.: meditation) and COVID-19 prevention, and we also make the integration content available in digital format. Additionally, we transformed 100% of our training actions to the distance-education methodology, and even the “Internal Week for the Prevention of Occupational Accidents” (known by the Portuguese-language acronym “SIPAT”) also migrated online, integrated into the Health & Well-being Journey, with some of the events open to the general public.
•	Onboarding: Considering the digital transformation processes that TIM started a few years ago, a new 100% digital Onboarding program was designed to engage and prepare new employees for their daily work routines.
•	Vertical Journeys: TIM Brasil created personalized learning journeys for the different areas, based on different needs related to the scope of activities.
•	Journey to Cloud and Agile Journey: In line with its digital transformation and innovation plan, TIM implemented a structured upskilling plan for all employees involved in migrating infrastructure into a multi-cloud environment and for users of new data and analytics technologies. Since 2020, more than 500 people have been involved in the program.

In 2021, a training program was implemented, called “Agile Journey,” with the aim of disseminating the culture as well as the methods and tools of Agile Methodologies. The Journey now involves the teams that work in the service creation processes, to bring incremental gains to the business, reduce risks, and make ongoing improvements. More than 170 employees have already started the journey.

•	Sales Force Initiatives (Consumer and Corporate Evolution Program): a learning journey for TIM stores and Sales Force, created and developed in an innovative way based on the principle of gamification, which translated into greater involvement, new knowledge with a different “footprint,” and greater value for the company. A unique, personalized and humanized experience. The online training model was maintained and improved in 2021.

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Because we believe that diversity and inclusion are essential for valuing and engaging people, and play a fundamental role in the innovation process, we reinforce our positioning and commitment to this issue by creating policies, programs and initiatives regarding diversity and inclusion, aligned with the business strategy, organizational culture, and appreciation of the contribution of each employee at TIM.

In 2021, the Diversity & Inclusion Program continued with the annual calendar of actions, based on the UN calendar and other nationally recognized dates; strategic monitoring of the issue by the Diversity & Inclusion Committee, formed by senior executives; and the performance of affinity groups, made up of employees from all levels, areas and regions, who worked together in the design and deployment of inclusive actions for the pillars of gender, LGBTI+, race, generations, and people with disabilities.

Among the initiatives introduced, we have the Inclusive Internship Program, which gave greater flexibility to the profile and prerequisites of the selection process to expand access to minority social groups, in addition to having no restrictions on age, courses or educational institution; the program set aside 50% of the openings for black people. Regarding the gender pillar, we launched the “Positive Women” Project, aimed at increasing the participation of women in the labor market. The project uses the “Positive Women” (“Mulheres Positivas”) app as a digital platform to support the personal and professional development of women. The movement, spearheaded by TIM, started in July with 10 companies and closed out 2021 with 47 partner companies, which together offer free access to job openings and training courses, as well as intercompany mentoring for women.

Reinforcing the commitment and concrete action focused on the Social pillar of the ESG Plan, TIM established the target of having 35% of leadership positions occupied by women, and 40% of the workforce composed of black people, by 2023. We have also become a signatory to the main ecosystems of pacts and associations. Between March and December, we signed the Women’s Empowerment Principles, issued by UN Women; the Business Coalition for Race and Gender Equity; the Business Network for Social Inclusion; the Business and LGBTI+ Rights Forum, the Forum on Generations and Future of Work, and the Business Coalition to End Violence against Women and Girls.

As part of the commitment to promote an environment that is increasingly inclusive, safe, and free from discrimination, in November TIM launched the “Respeito Gera Respeito” (“Respect Generates Respect”) Program, with new guidelines and policy for the prevention, deterrence, and management of workplace harassment, in addition to educational actions as well as internal and external initiatives to promote environments and relationships free from discrimination and violence.

We kept the Integrated Communication and Training Plan in the program, with more than 40 actions in all, and over 3,900 employees trained. “TIM Convida” (“TIM Invites”), a 100% digital event open to society with the aim of generating dialogue and reflection on diversity and inclusion, presented seven editions throughout the year, totaling more than 386,000 views on YouTube.

With the consistency of the Diversity & Inclusion Program, TIM has become one of the leaders in promoting diversity and inclusion. In 2021 we were the first telco worldwide to receive GSMA’s Diversity in Tech award, which recognizes companies that promote equality and diversity in the technology sector, and the only Brazilian company to be part of and to lead the Refinitiv Diversity & Inclusion Index, which globally measures the performance of companies in diversity and inclusion initiatives.

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MANAGEMENT REPORT AND 2021 EARNINGS ANALYSIS

4.3. Long-Term Incentive Plan

The Long-Term Incentive Plan aims to grant TIM S.A. shares or stock options to employees of the Company and its subsidiaries, thereby seeking to promote the expansion, achievement and success of corporate goals and ensuring the alignment of interests of shareholders and TIM Management.

On August 5, 2011, April 10, 2014, April 19, 2018 and March 30, 2021, they were approved by the General Meeting of shareholders of TIM S.A. (TIM Participações S.A. before the merger by TIM S.A. on August 31, 2020), long-term incentive plans; “2011-2013 Plan”, “2014-2016 Plan” and “2018-2020 Plan” and “2021-2023 Plan” respectively, granted to senior directors and to those who occupy the position of key positions in the Company.

The 2011-2013 and 2014-2016 Plans addresses the granting of stock options, while the 2018-2020 and 2021-2023 Plans provides for the granting of shares (performance shares and/or restricted shares).

The exercise of the options of the 2011-2013 Plan is conditioned on the achievement of specific performance targets that could prevent the exercise of options, while when in the exercise of the options of the 2014-2016 Plan, the achievement of goals may affect only the acquisition price of the shares. The strike price is calculated by applying a plus or minus adjustment to the Base price of the share as a result of shareholder performance, taking into account the criteria provided for in each plan.

The 2018-2020 and 2021-2023 Plans propose to grant participants shares issued by the Company, subject to the participant’s permanence in the Company (achievement of specific goals). The number of shares may vary, for more or for less, as a result of the performance and possibly of the dividend award, considering the criteria provided for in each Grant. Generally, performance objectives are linked to economic-financial indicators and equity performance metrics (for example: Total Shareholder Return) and ESG (Environmental, Social & Governance) indicators, always in line with the objectives presented to shareholders for the Triennial Plan.

The term of validity of the options of the 2011-2013 and 2014-2016 plans is 6 years and TIM S.A. has no legal or non-formalized obligation to repurchase or settle the options in cash. For the 2018-2020 and 2021-2023 plan, the term of validity has the same periodicity of 3 years related to its vesting. In turn, the new Plans, in addition to considering the transfer of shares, also provides for the possibility of making payment to participants of the equivalent amount in cash.

As approved by the Company’s General Meeting of Shareholders, the Plans are managed under the responsibility of the Board of Directors, subject to the Company’s By-laws.

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MANAGEMENT REPORT AND 2021 EARNINGS ANALYSIS

Specifically for 2017, due to the fact that the Company started the process of restructuring its long-term incentive plan, on an exceptional basis and duly approved by the Board of Directors, the long-term incentive plan took the form of a bonus, with payment conditioned to the achievement of certain financial indicators of TIM, and was divided into three annual installments.

4.3.1. 2011-2013 Stock Option Cycle

Plan	Granted options	Exercised options	Expired options	Non-exercised options

2011-2013 Plan	8,567,765	-3,399,832	-5,167,933	0
1st Grant	2,833,595	-1,532,132	-1,301,463	0
2nd Grant	2,661,752	-896,479	-1,765,273	0
3rd Grant	3,072,418	-971,221	-2,101,197	0

4.3.2. 2014-2016 Stock Option Cycle

Plan	Granted options	Exercised options	Expired options	Non-exercised options

2014-2016 Plan	8,965,119	-3,921,020	-4,931,547	112,552
1st Grant	1,687,686	-129,643	-1,558,043	0
2nd Grant	3,355,229	-1,709,149	-1,646,080	0
3rd Grant	3,922,204	-2,082,228	-1,727,424	112,552

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MANAGEMENT REPORT AND 2021 EARNINGS ANALYSIS

4.3.3. 2018-2020 Share Cycle

Plan	Shares granted	Shares transferred	Shares canceled	Shares not transferred

2018-2020 Plan	2,576,648	-1,000,645	-629,875	946,128
1st Grant	849,932	-376,859	-473,073	0
2nd Grant	930,662	-417,208	-86,424	427,030
3rd Grant	796,054	-206,578	-70,378	519,098

4.3.4. 2021-2023 Share Cycle

Plan	Shares granted	Shares transferred	Shares canceled	Shares not transferred

2021-2023 Plan	3,431,610	0	-311,876	3,119,734
1st Grant	3,431,610	0	-311,876	3,119,734
2nd Grant	0	0	0	0
3rd Grant	0	0	0	0

5. Network

Infrastructure is one of the Company’s strategic pillars, and TIM reaffirmed its commitment to invest in this area in 2021, seeking to offer more and better services. Recent changes in consumption patterns, as well as the growing expectations of users regarding the quality of services provided, demand a structured plan for network expansion, supported by more robust technical analyses regarding the consumption pattern and the needs of its customers, in addition to a major cultural transformation.

In terms of spectrum use, TIM continues its successful refarming project, expanding to the 2.1 GHz frequency, aimed at better and more efficiency performance. Regarding fiber optics, the Company continues the network expansion project, to support the convergent ultra-broadband network, increasing the availability of FTTH and FTTS.

By the end of 2021, TIM had 1,766 Biosites and plans to expand their use. These Biosites are sustainable structures of lower cost, easier to install, and do not cause visual impact in cities, to increase site density. In the context of Big Data, the Company continues to evolve its analytics tools based on more complete bases and a proactive approach, aimed at a more efficient targeting of investments.

Regarding corporate culture, new technologies and customer expectations cause a rupture in the traditional model of telecommunications operators. In this scenario, TIM aims to develop, motivate, and engage its employees to work in a dynamic, innovative and collaborative environment, based on a streamlined and flexible operating model.

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MANAGEMENT REPORT AND 2021 EARNINGS ANALYSIS

5.1. National Coverage

TIM’s infrastructure has nationwide reach, covering approximately 98% of the Brazilian urban population, present in approximately 4,715 cities. The Company also has extensive data coverage, maintaining its leading position in 4G coverage in Brazil.

In 2021, TIM continued to concentrate most of its investments in network and information technology, in line with what was practiced during previous years, with the aim of meeting the growing evolution of data consumption. The improvement and growth of the infrastructure are supported by different projects, among them the expansion of the fiber optic network (backbone, backhaul, and FTTH), site densification, frequency refarming, and aggregation of carriers in two or three frequencies (according to location). Moreover, TIM has been advancing in the sharing of initiatives focused on 4G and network transport.

Regarding the main ongoing projects focused on the modernization and ongoing improvement of our infrastructure, we highlight the following:

▪	Commitment to expand the 4G coverage to all Brazilian municipalities until 2023;
▪	Expansion of 4.5G coverage to 1,712 cities in 2021;
▪	Expansion of the use of 4G in the 700 MHz frequency, present in 3,975 municipalities at year’s end;
▪	Expansion of VoLTE, available in 4700 cities;
▪	Extension of refarming of 2.1 GHz frequency in 4G, reaching 354 cities;
▪	Infrastructure virtualization project;
▪	Mobile infrastructure sharing agreement with Vivo, geared towards Capex and Opex allocation efficiency;
▪	Expansion of network capacity through the Massive MIMO solution;
▪	Consolidation of NB-IoT network present in more than 4,018 municipalities at the end of 2021, enabling the creation of IoT solutions in big cities as well as in distant municipalities.

Additionally, the use of the 700 MHz frequency in the development of the LTE network continues to evolve, providing significant improvement in customers’ usage experience, both in terms of performance – with higher download and upload speeds and lower latency – as well as in indoor coverage – with greater penetration.

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MANAGEMENT REPORT AND 2021 EARNINGS ANALYSIS

By the end of the year, TIM had a total of 23,206 sites with the highest percentage connected through high-capacity backhaul.

In terms of transport infrastructure, the Company reached 112,000 km of fiber optic for backbone and backhaul – a 3.8% increase YoY.

Fixed broadband coverage also continued to expand throughout 2021, surpassing 4.2 million homes passed by FTTH at year’s end, while FTTC reached 3.4 million. This represents a total of 6.7 million homes passed in 28 cities and seven administrative regions of the Federal District (FTTH + FTTC)[8].

Finally, with 1,766 active Biosites at the end of 2021, the development of Biosite installation projects is also aligned with the company's corporate social responsibility values. These structures provide a solution for the densification of the mobile access network (antennas/towers) with an extremely low visual and urban impact. Biosites also contribute to the harmonization with the environment and urban infrastructure – having a multifunctional capability of aggregating telecommunications transmission, lighting and security cameras -, besides being cheaper and faster to install.

Currently, the Company is authorized to use more than 120 MHz in frequencies [9] distributed as follows:

Average Spectrum Weighted by Population
450 MHz	700 MHz	850 MHz	900 MHz	1,800 MHz	2,100 MHz	2,500 MHz
3	20	11	5	35	22	22

[8] (+) Rio de Janeiro (RJ), São Gonçalo (RJ), Nilópolis (RJ), Nova Iguaçu (RJ), São João do Meriti (RJ), Duque de Caxias (RJ), São Paulo (SP), Mauá (SP), Poá (SP), Suzano (SP), Francisco Morato (SP), Franco da Rocha (SP), Diadema (SP), Salvador (BA), Lauro de Freitas (BA), Camaçari (BA), Feira de Santana (BA), Recife (PE), Olinda (PE), Jaboatão dos Guararapes (PE), Paulista (PE), Goiânia (GO), Aparecida de Goiânia (GO), Anápolis (GO), Manaus (AM), Belo Horizonte (MG), Betim (MG), Contagem (MG), Brasília (DF), Taguatinga (DF), Samambaia (DF) and Ceilândia (DF).

[9] Excluding spectra related to 5G.

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MANAGEMENT REPORT AND 2021 EARNINGS ANALYSIS

5.2. 4G and 5G auction result

The frequency auction for 4G and 5G was held by Anatel on November 4 and 5, 2021. TIM won a total of 11 lots in the 3.5GHz, 2.3GHz and 26Ghz frequencies, with a total offered amount of R$ 1.05 billion.

The acquired bands have a set of obligations that must be met with financial contributions or with the construction of mobile and fixed network infrastructure. For further details on the obligations involving each band, please consult the Notice to the Market released by TIM on November 5, 2021.

5.3. Quality

For another year, TIM reinforced its commitment to the enhancement of its services and continuous quality improvement to ensure the best user experience for its customers. The focus on the expansion and improvement of its network infrastructure remains a pivotal pillar in our business plan.

In late 2021, TIM obtained the best score in the item “video and video-conferencing experience” in a report issued by OpenSignal[10], in partnership with Anatel. The Company scored 66 points in the video and video-conferencing experience (rated as “very good”), in a score from 0 to 100, above other major operators in the sector. According to the report, the video experience calculation directly measures video streaming on user terminals, using an ITU-based approach that takes into account criteria such as image quality, loading time and crash rate, on 3G and 4G networks.

Additionally, in the report, TIM once again confirmed the superior quality of its network, again standing out as a leader in 4G availability. This means that TIM customers browsed via 4G more frequently – 90% of their connected time.

The other Network and Quality highlights for this quarter and for the year were as follows:

(i)	Keeping up the pace of growth and leadership in 4G coverage, which is the company’s strategic goal, as part of both its TAC commitments with Anatel and the ESG debenture issued in the 2nd quarter of the year;

(ii)	Participation in the auction of frequencies for 4G and 5G, winning the main spectrum bands: acquisition of the frequencies 3.5GHz, 2.3GHz and 26GHz;

(iii)	Evolution of our IT platform, with 44% of all workload already migrated in nine months of the project: migration of more than 3,500 servers to the cloud in the year, including our entire CRM, big data structure and billing platform, thereby preparing the environment to receive Oi’s mobile assets;

(iv)	Constant qualification of our customer service and relationship channels:

[10] Article linked to Telesíntese (12/15/2021).

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1.	In the annual comparison of 2021 over the previous year, the Company recorded: (a) a 30% reduction in service time in assisted channels (CRC and Sales); (b) a 15% increase in automated attendance via cognitive IVR; (c) “Meu TIM” as the most highly rated customer service app in Brazil among operators (score of 4.4 on Play Store);

2.	TIM also placed first in the 2021 Anatel Satisfaction Ranking, which analyzes companies’ customer service in receiving and solving demands, a feat that reinforces the company’s strategy to improve customer experience. Furthermore, TIM was the operator with the highest YoY reduction in Anatel’s complaints rate in 4Q21 – reaching a 45% reduction in the period compared to 4Q20, with emphasis on prepaid, which decreased by 55% – and in the result for 2021 – recording a 32% reduction in the volume of complaints compared to 2020;

2.	In the same way as previous topic, the TIM Group was rated as the least complained about at the PROCONs (consumer protection agencies) integrated to the National Consumer Defense Information System (Sindec) in 2021, down 28% compared to 2020;

4.	Additionally, TIM was the first operator to adopt the payment method via the “PIX” instant electronic payment system; in 2021 it recorded more than 11.5 million phone bills paid in the 12 months since the PIX system was implemented. Currently, around 80% of the Company’s base makes payments through digital channels, 13% of which are via PIX.

6. Operational Performance

6.1. Brazilian Market Overview

The mobile market recorded a growth of 1.2% YoY at the end of 2021, reinforcing the positive evolution of the base in the last quarter. In the last 12 months, postpaid registered net additions of 16.7 million accesses, 58% of this volume were human lines. Prepaid had 4.1 million new accesses.

6.2. TIM’s Performance

The postpaid segment closed out 2021 with 22.9 million accesses (up 4.7% YoY). Segment mix on a total basis was 44%, up 1.5% YoY. The net additions of the last 12 months accumulated a positive balance of more than 1.0 million new accesses. The monthly disconnection rate on postpaid remains at the lowest levels (2.7% in 4Q21), as recorded in recent quarters.

At the end of the quarter, Postpaid Human had a base of 18.9 million accesses (up 4.7% YoY), with net additions of 847,000 accesses in the last 12 months.

The prepaid segment ended 2021 with 29.2 million accesses, down 1.4% YoY. The base accumulated 403,000 disconnections in the last 12 months. The segment is the most highly impacted by the deterioration of the economy, mainly in the last two years.

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MANAGEMENT REPORT AND 2021 EARNINGS ANALYSIS

Details of customer base per technology:

•        The 4G base ended the period with 46.3 million accesses, once again accelerating and maintaining the double-digit growth level (up 10.2% YoY);

•        The M2M base ended the year with 4 million lines, a 5.0% increase compared to the same period the previous year.

6.3. Fixed segment

The TIM Live base closed out 2021 with 685,000 connections, maintaining the pace of growth (up 6.1% YoY). In the last 12 months, the service’s net additions reached roughly 40,000 accesses; the FTTH base was the main driver. The higher-value plans, with speeds above 100 Mbps, continue to gain more and more relevance, reaching a 62% share of the total base in the quarter.

Despite limiting entry into new markets, FTTH network coverage continued to grow, prioritizing the consolidation of already active clusters. Accordingly, the total number of homes passed by optic fiber grew 29.0% YoY, with presence in 28 cities and seven administrative regions of the Federal District.

7. Financial Performance

To better represent the financial performance and commercial trends, TIM normalizes some of the lines of its Income Statement, eliminating the impact of non-recurring elements. These changes are indicated when required.

7.1. Operating Revenue

*The Customer Platform includes revenues from new initiatives such as Financial and Educational Services and Mobile Advertising. Reallocation of taxes between the Customer-Generated Revenue and Customer Platform lines, impacting these openings since early 2021.

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MANAGEMENT REPORT AND 2021 EARNINGS ANALYSIS

In 2021, Total Net Revenue reached R$ 18,058, compared to R$ 17,268 in 2020, a 4.6% increase YoY, driven by the consistent performance of Service Revenue. This growth was also impacted by a lower comparative base since the main impacts of the COVID-19 pandemic occurred in 2Q20. Despite the challenging macroeconomic context imposed by the pandemic, Net Service Revenue closed the year with a growth of 5.0%; the primary levers of this performance were: (i) the performance of mobile postpaid; and (ii) revenue from the Customer Platform.

Breakdown of Mobile Segment (net of taxes and deductions):

Mobile Services Revenue (MSR) grew by 4.7% YoY, reaching R$ 16,349 million in the fiscal year ended December 31, 2021. In YTD, it maintains a consistent evolution, reflecting the company’s strategy of monetizing its customer bases through two pillars: (i) offer differentiation; and (ii) migration of its customer base to higher-value plans. For the year overall, ARPU in 2021 increased 5.9%, reaching R$ 26.4.

Breaking down each mobile segment in the fourth quarter:

(i)               In Prepaid, we observed a slow-down during the second half of the year, reflecting the worsening of macroeconomic indicators and the end of the government’s emergency aid in October, which put more pressure on the segment and reversed the resumption of the growth trajectory seen in the first half of the year. Nonetheless, the Company continues to focus on the differentiation of offers and more efficient management of the base, which contributed to the growth of Prepaid ARPU[11] in 2021 – up 2.5% versus 2020.

(ii)              Revenue from Postpaid Customers was up 5.4% YoY compared to 2020 Human Postpaid ARPU[12] (ex. M2M) in 2021 increased 1.7% vis-à-vis 2020. This performance is driven by the Company’s focus on the value approach, with an emphasis on efficient management of the customer base, reduction of disconnections, and evolution of the portfolio of offers, with specific benefits for each segment. Additionally, it is worth noting that, during this quarter, we had an increase in sales in the “Controle” and “Pós-puro” plans, boosted by the year-end campaigns, Black Friday and Christmas, despite the challenges imposed by the less intense commercial activity in the nation.

[11] Prepaid ARPU excludes Other Mobile Revenue and Customer Platform lines.

[12] Human Post-Paid ARPU excludes the Other Mobile Revenue and Customer Platform lines.

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MANAGEMENT REPORT AND 2021 EARNINGS ANALYSIS

Interconnection (ITX) Revenue was practically stable YoY, reaching R$ 135 million in 4Q21. The incidence of VU-M on Net Service Revenue reached 2.3% in the quarter. For the year, this line increased 0.9% in the YoY comparison, mainly due to the impact of the increase in the VU-M fee (Mobile Termination Fee) at the beginning of the year.

The Customer Platform Revenue – for the year overall, totaled R$ 119 million, with R$ 83 million from Financial Services, R$ 36 million from Mobile Advertising, and R$ 342,000 from Educational Services.

The Other Revenues line recorded an annual growth of 19.1% YoY, primarily explained by the growth in revenue generated by network sharing and swap contracts. It is also worth noting that capacity sharing and exchange are important elements of the Company’s strategy of expanding fiber transport infrastructure (backbone and backhaul), with higher efficiency in resource allocation (Capex and Opex).

Breakdown of Fixed Segment (net of taxes and deductions):

In 2021, Fixed Service Revenue totaled R$ 1,147 million, an 8.8% increase YoY; revenues from TIM Live were the main driver of this performance, recording 14.7% growth Year-over-Year.

TIM Live is still mostly responsible for this performance, which increased 9.8% YoY in 4Q20, accounting for more over 63% of fixed service revenue. The other services of the fixed segment showed a recovery and grew 2.8% YoY.

The slowdown in TIM Live’s performance in the second half is explained by a combination of: (i) a greater focus on preparing the creation of I-Systems (formerly FiberCo), and the resulting separation of assets, which caused a slowdown in entry into new markets; (ii) a localized increase in competition in certain areas of activity; and (iii) a downturn in performance in areas where TIM still operates with FTTC. In 2022, TIM Live is expected to return to new localities with FTTH, in order to further increase the share of this technology in the result of Fixed Service Revenue.

7.2. Operating Costs and Expenses

*Normalized operating costs by: sale of control over the investment in the company I-Systems (-R$ 782,2 million in 4Q21), specialized legal and administrative services (+R$ 34.8 million in 4Q21, +R$ 7,7 million in 3Q21, and +R $13,7 million in 2Q21), expenses for the project to acquire Oi's mobile assets (+R$ 4,3 million in 4Q21), and adjustments to the tower sale-leaseback agreement (+R$ 2,6 million in 1Q20).

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MANAGEMENT REPORT AND 2021 EARNINGS ANALYSIS

Operating Costs and Expenses reported in 2021 totaled R$ 8,599 million, a 3.7% improvement compared to costs reported in 2020. This performance reflects our efficiency in cost control, despite a scenario of high inflation rates in Brazil and amid a process adopted by the Company to improve its internal infrastructure. Normalized Operating Costs and Expenses rose, but to a limited extent (+4.8% YoY), given the inflation registered in Brazil at year’s end (IPCA 2021: 10.06%). Additionally, the YoY comparison is affected by the resumption of variable and fixed costs, which recorded a decrease in the months of reduced economic activity in Brazil – mainly in 2Q20 – due to the pandemic.

Breakdown of Normalized Costs and Expenses Performance:

Personnel reached R$ 1,126 million in 2021, an increase of 12.2% against 2020. Such performance was influenced by: (i) adjustments to salaries, bonuses and incentives in the mid to high single-digit range; (ii) higher level of provision related to employee profit sharing; and (iii) unfavorable comparative base due to the recovery of charges in social security-related processes in 4Q20, and in part due to an atypical YoY comparison in 2Q20 because of the lower expenses on sales personnel due to the closing of physical sales channels during the pandemic.

The Selling and Marketing line increased 4.1% YoY, reaching R$ 3,135 million, mainly impacted by the return of more frequent advertising campaigns and higher expenses on sales commissions.

Network and Interconnection – this line increased 7.0% YoY compared to 2020. This result was influenced by the increase in the mobile termination fee (VU-M) and by higher Network costs, because of higher expenses on infrastructure maintenance, sharing and rent.

Normalized General and Administrative Expenses (G&A) closed the year 2021 with growth of 15.8% in relation to 2020. This increase is primarily explained by: (i) higher expenses on maintenance services, resulting from the migration of the IT infrastructure to the Cloud; and (ii) engagement of specialized services from consulting firms for recurring projects.

The Cost of Goods Sold (COGS) was R$ 731 million, a 3.3% decrease compared to 2020, following the downturn in Product Revenue caused by the lower volume of handsets sold, despite the increase in the higher-value product mix.

Allowances for Doubtful Accounts (ADA) reached R$ 545 million, a 1.5% decrease compared to the 2020, partly affected by the recognition of ADA with a wholesale customer, reaching 2.1% of Gross Revenue (against 2.3% in 2020). The result has been reflecting the continuous efforts to enhance client acquisition through more robust credit models and policies, and higher efficiency in collection and recovery.

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MANAGEMENT REPORT AND 2021 EARNINGS ANALYSIS

Other Normalized Operating Revenues[13] (Expenses) totaled R$ 284 million, a 19.7% decrease YoY, in YTD, primarily explained by the lower expenses relating to losses in civil lawsuits. This line’s share in the total normalized Costs and Expenses was 2.7%.

Customer Acquisition Costs (SAC = subsidy + commission + advertising expenses) reached R$ 58.9 per gross addition in 2021, a 28.9% increase YoY, due to higher expenses on commissions generated by: (i) positive net addition in the Postpaid segment; (ii) migration of customers to higher-value segments; and (iii) higher expenses on advertising in 1H21.

The SAC/ARPU ratio, which indicates the payback per customer, reached 2.3 months in 2021, compared to 1.7 months in 4Q21.

[13] The Other Operating Expenses (Revenues) line recorded a negative non-recurring impact of R$ 782.2 million in 4Q21, which refers to the sale of control over the investment in the company I-Systems, and a positive non-recurring impact of R$ 2.6 million in 1Q20 resulting from adjustments to the tower sale-leaseback agreement.

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MANAGEMENT REPORT AND 2021 EARNINGS ANALYSIS

7.3. From EBITDA to Net Profit

*Normalized EBITDA according to the items mentioned in the Costs section (-R$ 743,1 million in 4Q21, +R$ 7,7 million in 3Q21, +R$ 13,7 million in 2Q21, and +R$ 2,6 million in 1Q20). Net Profit normalized by: the impact of deferred and current taxes on the revenue generated by the I-Systems transaction (+R$ 509,2 million in 4Q21), tax credits and other effects (-R$ 13,3 million in 4Q21, -R$ 526,8 million in 3Q21, and -R$ 4,6 million in 2Q21).

Normalized EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)

Normalized EBITDA totaled R$ 8,738 million in 2021, an increase of 4.4% YoY. The main lever for this growth was the performance of Mobile Services Revenue, with an emphasis on the favorable performance of the Postpaid segment and generation of revenue from partnerships classified in the Customer Platform line.

The Normalized EBITDA Margin closed out 2021 at 48.4%. Excluding the effects related to the I-Systems operation, completed in November 2021, the EBITDA Margin would have been 48.5%.

Depreciation and Amortization (D&A) / EBIT

The D&A line increased by 3.0% YoY in 2021, totaling R$ 5,692 million, primarily explained by the increase in the Depreciation of 4G Transmission Equipment and the increase in the Depreciation of tower infrastructure and rights-of-use, due to a larger base of leasing agreements, partially offset by a lower amount of Amortization of software.

In the year, Normalized EBIT totaled R$ 3,034 million, representing a growth of 6.7% YoY.

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MANAGEMENT REPORT AND 2021 EARNINGS ANALYSIS

Net financial income (loss)

In the year, Net Financial Earnings were negative by R$ 653 million, compared to -R$ 807 million in 2020, because of:

(i)	higher financial income from: (1) increase in income from interest on financial investments, reflecting a high basic interest rate and higher cash generation (Selic ended the year at 9.25%); of the same elements mentioned above and,(2) a sum total of bonuses that entitle to participate in the share capital of Banco C6, which were higher than in 2020 (4.08% in 2021 vs. 1.4% in 2020).
(ii)	Higher financial expenses due to: (1) higher volume of interest and costs linked to new loans and financing acquired - due to the addition of new debts during the year, aiming to finance future obligations with the acquisition of the Oi’s assets and the obligations related to the frequency auction; and (2) higher volume of interest on leases, amid an increase in inflation rates.

Income tax and social contribution

Normalized Income Tax and Social Contribution was negative by R$ 182 million in 2021, compared to -R$ 166 million in 2020. In 2021, the effective rate in the normalized view was -7.6% vs. -8.2% in 2020, mainly explained by the greater use of tax benefits in 2021.

Net Profit

In the year, Normalized Net Profit totaled R$ 2,200 million, a 17.6% increase compared to 2020, with EPS of R$ 0.32.

7.4. Cash flow, Debt and CAPEX

* Normalized EBITDA according to the items mentioned in the Costs section (-R$ 743,1 million in 4Q21, +R$ 7,7 million in 3Q21, +R$ 13,7 million in 2Q21, and +R$ 2,6 million in 1Q20). Normalized Capex excludes the impacts related to the acquisition of licenses in the frequency auction (R$ 3,585 million in 4Q21).

** Effects of the 5G acquisition with no cash impact (Note 40 of the Standardized Financial Statement).

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MANAGEMENT REPORT AND 2021 EARNINGS ANALYSIS

Normalized Free Operating Cash Flow (FOCF)10 was positive, at R$ 6,084 million, up 32.0% YoY, while Reported FOCF totaled R$ 5,182 million.

For the year, Normalized EBITDA-Capex totaled R$4,356 million.

In 2021, Normalized EBITDA-AL-Capex totaled R$ 2,385 million, a decrease of 13.8% compared to 2020.

The R$ 902 million change between the view of the Normalized FOCF and the Reported FOCF is mainly due to the amount linked to the license acquired in the last auction (R$ 843 million), having a characteristic of financial debt (since it is subject to the Selic rate) and is considered in the financing flow. Regarding the obligations related to the EAF [Band Management Entity] and the EACE [School Connectivity Management Entity] (R$ 2,682 million), they are subject to correction for inflation defined in the Call for Bids, according to the IGP-DI inflation index. Therefore, these obligations have the characteristic of commercial commitment, and impact the operational flow.

CAPEX

* Normalized Capex excludes impacts related to the acquisition of licenses in the frequency auction (R$ 3,585 million in 4Q21).

In the results for the year, Normalized Capex, which excludes the impacts of the auction – totaled R$ 4,382 million, representing a 12.6% increase YoY, explained by the projects related to the preparation of infrastructure for integration with Oi’s mobile assets. In 2021, Total Capex, including auction impacts, was R$ 7,966 million.

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MANAGEMENT REPORT AND 2021 EARNINGS ANALYSIS

DEBT AND CASH

Debt Profile

Net Debt

Debt by Maturity

Normalized Debt (post-hedge) in 4Q21 was R$ 13,520 million, representing a R$ 2,419 increase million YoY. The total includes: (i) lease recognition in the total amount of R$ 8,820 million (related to the sale of towers, the LT Amazonas project and leasing contracts with terms exceeding 12 months pursuant to IFRS 16); (ii) bank debt in the amount of R$ 3,845 million; (iii) hedge derivatives position[14] in the amount of R$ 11 million (excluding the effects of Banco C6); and (iv) the impact related to licenses in the auction for 4G and 5G frequencies in the amount of R$ 843 million.

[14] The derivatives position is also composed of the subscription warrants in the capital of Banco C6, pursuant to Note 37 in the Standardized Financial Statement (DFP) of TIM S.A.

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At the end of December, the amount of financing (post-hedge) totaled R$ 3,845 million. The average cost of debt excluding leases and licenses was 9.5% p.a. in the quarter, an increase when compared to 2.5% p.a. cost in 4Q20, impacted by the increase in CDI in the period.

Following the company’s financing program, approved by TIM’s Board of Directors in March 2021, for the acquisition of Oi’s mobile assets, the company raised R$ 3.0 billion in new debts throughout 2021:

(i)	In April 2021, two contracts were signed totaling R$ 1,072 million, both with foreign banks;

(ii)	In June, the Company concluded the settlement of the 2nd issue of debentures, in the total amount of R$ 1.6 billion, maturing in June 2028. This was the first debenture offering in the Company’s history to consider ESG aspects in its issuance, thus generating benefits for society and the environment, in addition to corroborating to reach the objectives of the Company’s Strategic Plan;

(iii)	In November 2021, a contract was signed with BNDES in the total amount of R$ 390 million.

At the end of the quarter, Cash and Marketable Securities totaled R$ 9,797 million, an increase of R$ 5,151 million YoY.

The average financial yield was 8.8% pa in 4Q21, an increase of 6.4 pp compared to 4Q20, due to the latest increases in the Selic rate and a better allocation of funds.

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8. Environmental, Social & Governance

ESG Journey

TIM is a pioneer in ESG (Environmental, Social & Governance) topics in the Telecommunications sector in Brazil. The Company has been part of the B3 Sustainability Index Portfolio (ISE-B3) for 14 years, being the company in the sector that has been part of the Index for the longest time. In February 2022, TIM was recognized as one of the most sustainable companies in the world by S&P Global ESG, the organization responsible for the Dow Jones Sustainability Index (DJSI). The company was included in the Sustainability Yearbook 2022 for the evolution of its performance in the DJSI submission process, with a growth of 24%.

Since 2011, TIM has voluntarily been part of the Novo Mercado (New Market), the highest level of corporate governance on the Brazilian Stock Exchange, in addition to being the first and only telecommunications operator named as a Pro-Ethic (Pró-Ética Seal) company by the Brazilian Office of the Comptroller General (CGU).

As a signatory of the UN Global Compact since 2008 and UN Women since 2021, TIM develops projects connected to the Sustainable Development Goals (SDGs) and recognizes the rights to data privacy, secure internet, access to information and freedom of speech as essential and non-negotiable.

TIM has become one of the leaders in fostering diversity and inclusion, with goals, commitments and joining various initiatives related to gender, race, LGBTI+, age, among others. The Company became the first Brazilian operator to integrate the Refinitiv Diversity & Inclusion Index in 2021, becoming the Brazilian and telecom benchmark worldwide. It also became part of the Bloomberg Gender Equality Index in 2022, which brings together 418 companies from 45 countries, 13 of which are from Brazil.

Recognized with the Top Employers certification seal, TIM is also consolidated as one of the companies with the best HR practices. The certification is the result of an independent audit by the Top Employer Institute, an international institute with 30 years of experience in 120 countries.

TIM responds to the Carbon Disclosure Project (CDP) – the world’s largest database on Greenhouse Gases related to Climate Change – since 2010 and records its emissions in the Public Emissions Registry of the Brazilian GHG Protocol Program.

Since 2004, TIM has been presenting its sustainability performance and it has been publishing reports in accordance with the guidelines of the Global Reporting Initiative (GRI) for 13 years. As of 2021, the Company started calling this publication the ESG Report and continues with its commitment to transparency and accountability to its stakeholders, organizing the report in the three pillars: Environmental, Social and Governance. The Report is also assured by an independent third party.

Our Policies on Social Responsibility, Human Rights, Diversity, Environment, Climate Change Management, Corporate Risk Management, Anti-Corruption, Relationship with Suppliers, Occupational Health and Safety, Privacy, among others, are publicly available for free consultation by our stakeholders.

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In compliance with the General Data Protection Law, in force in Brazil since 2020, TIM works to ensure customer privacy, protect their personal data and maintain an increasingly transparent relationship. For further information, please consult the Privacy Center on the TIM website.

In 2013, TIM founded the TIM Institute with the mission of democratizing access to science, technology and innovation to foster human development in Brazil. Over 700,000 people from all states and the Federal District have already benefited from the Institute’s education and inclusion projects, including internationally awarded prizes (Governorte Award – IDB 2015).

Due to its sound performance in ESG, TIM integrates national and international indices and ratings, such as the Corporate Sustainability Index (ISE-B3), Carbon Efficient Index (ICO2-B3), Brazil ESG Index (S&P/B3), CDP Brazil Index of Climate Resilience (ICDPR-70), Refinitiv Diversity & Inclusion, Bloomberg’s Gender Equality Index (GEI), FTSE4GOOD Emerging Markets, FTSE4GOOD Latin America, MSCI ACWI ESG Leaders, MSCI Emerging Markets ESG Leaders, Teva Indices ESG Women on the Board, Women on Board seal, among others, in addition to being ISO 9001 (since 2000), ISO 14001 (since 2010) and ISO 37001 (since 2021) certified.

Material Topics

Due to the COVID-19 pandemic, TIM conducted a new stakeholder consultation process, with the purpose of reviewing its materiality, a good practice encouraged by experts.

After further interviews and studies, four material themes were complemented and a new theme emerged, “Promotion of Diversity and Equal Opportunities,” as presented in the updated table (bold) below:

Throughout 2021, TIM continued to focus on meeting the goals of the ESG Plan, as shown in the 4Q21 highlights below.

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ENVIRONMENTAL

o	At the end of 2021, the Distributed Generation project totaled 46 active plants, which, together with the purchase of energy in the Free Market, made it possible to reach 83% of renewable energy in total consumption (79% in the annual average). With the acquisition of renewable energy certificates for consumption in the National Interconnected System, TIM reached the mark of 100% renewable energy;
o	TIM obtained 96% eco-efficiency in data traffic (monitored in bit/Joule);
o	It reduced indirect emissions (scope 2) [15] by 153% and Scope 1 and Scope 2 emissions by 94%;
o	In December 2021, 1,766 biosites were installed. In addition to being a solution to reduce the number of antennas and towers, thus reducing the visual and urban impact, said structures can add other functions, such as public lighting and security cameras;
o	Committed to the goal of being a carbon neutral company by 2030, TIM improved its performance in CDP, increasing its score from B- (2020) to B (2021);
o	The Company is part of B3’s Carbon Efficient Index, a portfolio composed of companies that present inventories of greenhouse gas emissions and demonstrate commitment to climate change, and of the ICDPR-70, CDP Brazil Climate Resilience Index;
o	As a TIM Group, it joined the Science Based Target (SBTi) initiative in the search for best practices for reducing and neutralizing GHG emissions;
o	It is ISO 9001 certified since 2000 and ISO 14001 certified since 2010.

SOCIAL

o	TIM increased the number of black people in its staff by 36% and the percentage of women in leadership positions by 34%;
o	The goal of bringing 4G connectivity to all municipalities in Brazil by 2023 reached 85% of coverage in December 2021. In the Northeast region, the States of Alagoas, Ceará, Paraíba, Pernambuco and Rio Grande do Norte ended the year with 100% coverage;
o	In the Black Consciousness month, TIM ratified its participation in the Business Coalition for Racial and Gender Equity. The operator is committed to having at least 40% of black people in its professional staff by 2023;
o	In October, TIM joined the Gerações e Futuro do Trabalho Forum (Generations and the Future of Work Forum), an initiative that brings together companies committed to the inclusion of professionals of different ages in the market;
o	As part of its commitment to fostering an increasingly inclusive, safe and discrimination-free environment, TIM published the Policy for the prevention, deterrence and management of moral, sexual and bullying practices in November;
o	TIM Institute and TIM joined the NGO One By One for more mobility and opportunities for children and young people with disabilities and promoted a volunteer action with employees in December to end the queue for wheelchairs at the entity. The Company is committed to multiplying the amount donated by employees to achieve the goal;

[15] TIM exceeded the goal of reducing GHG emissions by 100% compared to 2019, reaching the percentage of -153% through distributed generation projects, contracting energy in the free market and offsetting the portion acquired from the System National Interconnected, with the acquisition of renewable energy certificates.

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o	The fourth edition of TIM Talks Experience covered topics such as 5G, cloud, artificial intelligence, ESG and data privacy. As in previous years, the event was open to society, broadcast on TIM’s website and YouTube;
o	TIM is a signatory to the UN Women’s Empowerment Principles (WEP) and is part of the Business Coalition for Racial and Gender Equity.

GOVERNANCE

o	In compliance with the goal of halving the number of customer complaints at Anatel in relation to 2019, TIM achieved a reduction of 44% in December 2021;
o	For the 14th year, TIM is listed in the B3/Bovespa Corporate Sustainability Index portfolio, maintaining its position as a telecommunications company in the ISE for the most consecutive years. In this cycle, ISE made several changes to the methodology, such as the inclusion of reputational risk and the Carbon Disclosure Project (CDP) score as classification criteria. Furthermore, it started adopting sectorial questionnaires and present general and sector scores, to further increase the transparency of companies that are more advanced in the ESG agenda;
o	TIM ranked seventh in the sustainability ranking of the consulting firm Resultante ESG, a firm specializing in ESG, research and education for planning and risk analysis;
o	In the 18th edition of IstoÉ Dinheiro magazine’s As Melhores da Dinheiro award, TIM was chosen as the best operator;
o	TIM won 5 golds in the 2021 ABT Award for its customer relationship initiatives;
o	TIM was the operator with the highest level of satisfaction among consumers, according to Anatel’s ranking;
o	In the 5G Auction, carried out by Anatel, TIM acquired 11 lots, worth R$ 1.05 billion, managing to obtain frequencies in all the planned bands;
o	Since 2011 it has been part of the Novo Mercado (New Market), the highest governance level of companies listed on B3;
o	It was the first and unique Telco to be awarded the Pró-Ética Seal by the Brazilian Office of the Comptroller General (“CGU”);
o	First operator to achieve ISO 37001 certification, which attests to the safety and effectiveness of the anti-bribery management system.

To access the quarterly ESG report, please visit: ESG Quarterly Report

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9. Corporate Governance

9.1. Company listed on the Novo Mercado (New Market) for over 10 years

On August 3, 2011, TIM joined the “Novo Mercado”, a segment that concentrates companies committed to the best corporate governance practices.

The migration to the Novo Mercado resulted in benefits for all shareholders. The required rules, in line with the best corporate governance practices in markets such as the United States and Europe, leverage greater liquidity and share appreciation, thus allowing broader access to international markets, in addition to further strengthen the institutional image and increase confidence in the Company.

Moreover, TIM belongs to the select group of companies that make up the portfolios of the Corporate Governance Index (IGC), the B3 Differentiated Tag Along Stock Index (ITAG) and, for 14 years, the Corporate Sustainability Index (ISE), made up of companies that are committed to managing the risks arising from economic, environmental and social developments, in addition to being the first and only telecommunications operator named as a Pro-Ethics company by the Brazilian Office of the Comptroller General (CGU).

9.2. Corporate Governance at TIM

TIM is a publicly-held company, managed by a Board of Directors and a Statutory Executive Board, and supervised by a Fiscal Council. The Board of Directors is assisted by advisory committees, namely, the Statutory Audit Committee, the Control and Risk Committee, the Remuneration Committee and the Environmental, Social & Governance Committee.

The duties and responsibilities of the members of the Board of Directors, the Statutory Executive Board, the Fiscal Council and the advisory committees to the Board of Directors are provided for in the Brazilian legislation, in the Company’s Bylaws, in the Novo Mercado Listing Regulation, in the Board of Directors Internal Regulations, in the Statutory Executive Board Internal Regulations, in the Fiscal Council Internal Regulations and in the Internal Regulations of the advisory committees to the Board of Directors.

As active and responsible members of the community in which they operate, the Company and its management must base their actions on legality and ethics, based on three fundamental principles: transparency, honesty and loyalty.

In conducting its business based, in addition to ethics and loyalty, in good faith, the Company seeks to: (i) act with transparency in its business, (ii) promote fair competition; (iii) excellence in market competitiveness; (iv) serve the well-being and growth of the community in which it operates; (v) improve its human resources; and (vi) promote sustainable development.

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9.3. Disclosure Policy

In 2002, TIM adopted a NYSE Disclosure/Trading and Corporate Governance Differences Policy, to which the Company’s management adhered by signing the Term of Adhesion. As part of this policy, a code of conduct was established to be followed by all employees with access to privileged information, in addition to restrictions on trading involving Company’s securities during certain periods.

The Company’s Disclosure Policy provides for the use of the Agência Estado Portal, which can be accessed through the link: http://economia.estadao.com.br/fatos-relevantes/, pursuant to CVM Instruction 547/2014, which allowed the disclosure of material facts on free access news portals.

9.4. Board of Directors

The Board of Directors (CDA) is composed of a minimum of five (5) and a maximum of nineteen (19) members, with a term of office of two years, with reelection being permitted. As of December 31, 2021, the Board of Directors consisted of ten (10) members, four (4) of them independent. In 2021, the Board of Directors met fifteen (15) times in the exercise of its functions.

All decisions taken by the Board of Directors are recorded in minutes, published and recorded in the minutes book of the Board of Directors, filed at the Company’s headquarters.

The Board meets ordinarily at least six times a year and twelve times at most, and, extraordinarily, upon call made by its Chairman, or by any two Board Members, or by the Company’s Chief Executive Officer. The Chairman of the Board may invite any member of the Statutory Executive Board, other executives of the Company, as well as third parties who may contribute with opinions or recommendations related to the matters to be addressed, to participate in the meetings of the body. Those invited to attend Board meetings do not have the right to vote.

The Board of Directors has four (4) advisory committees, all directly linked to it: the Statutory Audit Committee, with rules provided for in the Company’s Bylaws, the Remuneration Committee, the Control and Risk Committee and the Environmental, Social & Governance Committee, with one or more members being able to participate in the Committees simultaneously.

9.5. Executive Board of Officers

The Executive Board of Officers is the Company’s representative and executive management body, comprising a minimum of three (3) and a maximum of twelve (12) directors, elected by the Board of Directors for a two-year term, with reelection permitted, and may be removed by the same body at any time. At December 31, 2021, the Company’s Executive Board of Officers was composed by eight (8) board members. In 2021, the Executive Board of Officers met forty-three (43) times in the exercise of its functions.

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9.6. Fiscal Council

The Fiscal Council (CF) is the body that oversights the acts of the Company’s management and provides information to shareholders and must operate permanently. The Fiscal Council is composed of a minimum of three (3) and a maximum of five (5) effective members, all independent professionals recognized by the market, who do not maintain any other relationship with the Company, each with a respective alternate member, either a shareholder or not, elected by the General Meeting. On December 31, 2021, the Company’s Fiscal Council was composed of three (3) effective members and an equal number of alternate members. In 2021, the TC met eight (8) times in the exercise of its functions.

9.7. Statutory Audit Committee

The Statutory Audit Committee (CAE) is a collegiate advisory body, directly linked to the Board of Directors, composed of at least three (3) and at most five (5) members, all of whom are independent. Currently, the Statutory Audit Committee is composed of three (3) members.

The purpose of the Statutory Audit Committee is to supervise the quality and integrity of financial reports, compliance with legal, regulatory and statutory standards, the adequacy of processes related to risk management and the activities of auditors, both internal and independent, as well as to supervise and evaluate the signing of contracts of any nature between the Company or its subsidiaries, on the one hand, and the controlling shareholder or its subsidiaries, affiliates, subject to common control or controlling companies of the latter, or that otherwise constitute related parties to the Company, on the other hand. In addition to its ordinary duties, the Statutory Audit Committee also serves as the Company’s Audit Committee, in accordance with the provisions of the Sarbanes-Oxley Act, to which the Company is subject, as it is a company registered with the US Securities and Exchange Commission – SEC. In 2021, the Statutory Audit Committee met twenty (20) times in the exercise of its functions.

The members of the Statutory Audit Committee analyzed the Financial Statements, accompanied by the Independent Auditor’s Report and the Annual Management Report, for the year ended December 31, 2021 (“2021 Annual Financial Statements”). Considering the information provided by the Company’s Statutory Executive Board and by the external audit firm Ernst & Young Auditores Independentes S/S. (“EY”), as well as the proposed allocation of income for the year 2021, the Statutory Audit Committee assessed that this information and documents adequately reflect, in all material respects, the financial positions of the Company and its subsidiaries. For this reason, they unanimously recommended the approval of the aforementioned documents by the Company’s Board of Directors, for submission to the Annual Shareholders’ Meeting, pursuant to the Brazilian Corporation Law.

9.8. Control and Risk Committee

The Control and Risk Committee (CCR) is a collegiate advisory body, directly linked to the Board of Directors, and must be composed of at least three (3) and at most five (5) members of the Company’s Board of Directors, and, among other duties, must advise the Board of Directors in the evaluation of internal control and risk management measures, and compliance with governance rules. As of December 31, 2021, the CRC was composed of five (5) members, two (2) of which are independent. Throughout 2021, the CRC met ten (10) times in the exercise of its functions.

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9.9. Compensation Committee

The Compensation Committee (CR) is a collegiate advisory body, directly linked to the Board of Directors, and must be composed of at least three (3) and at most five (5) members of the Company’s Board of Directors, and, among other duties, must advise the Board of Directors in the evaluation of proposals for apportioning the global remuneration approved by the General Meeting, and the criterion for the remuneration of Statutory Directors and senior executives of the Company. As of December 31, 2021, the RC was composed of three (3) members, one (1) of which is independent. Throughout 2021, the RC met five (5) times in the exercise of its functions.

9.10. Environmental, Social & Governance Committee

The Environmental, Social & Governance Committee (CESG) is a collegiate advisory body, directly linked to the Board of Directors, and must be composed of at least three (3) and at most five (5) members of the Company’s Board of Directors, and, among others duties, must advise the Board of Directors in development and implementation of the Environmental, Social & Governance strategy and principles, including, among other activities, the recommendation of the Company's guidelines and strategy applicable to the management of environmental, social and governance issues. As of December 31, 2021, the ESCC was composed of five (5) members, two (2) of which are independent. Throughout 2021, the ESCC met five (5) times in the exercise of its functions.

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9.11. Shareholding structure

The Company’s share capital ended the year 2021 in the amount of R$ 13,477,890,507.55, represented by 2,420,804,398 common shares. TIM Brasil Serviços e Participações S.A. holds a controlling interest in TIM with approximately 67% of its shares.

9.12. Dividend policy

According to the Bylaws and Results Allocation Policy, approved on July 26, 2021, by the Board of Directors, the Company must distribute as a mandatory dividend each year ending December 31, provided that there are amounts available for distribution, an amount equivalent to 25% of Adjusted Net Profit.

It is mandatory to maintain a legal reserve, to which the Company must allocate 5% of net profit for each fiscal year, until the amount of this reserve is equivalent to 20% of capital.

The distribution of annual dividends is decided by the Annual General Shareholders’ Meeting.

On June 6, September 24 and December 15, 2021, TIM S.A. announced that its Board of Directors approved the distribution of R$ 350 million, R$ 137.5 million and R$ 560 million, respectively, as Interest on Own Shareholders’ Equity (“JSCP”). The payments occurred on July 20, 2021, October 27, 2021 and January 25, 2022 and the dates June 21, September 29 and December 20, 2021, to identify shareholders entitled to receive such values. Thus, the shares acquired after those dates were ex-Interest on own capital rights. Accordingly, TIM declared a total amount of R$ 1,047.5 million of interest on shareholders’ equity in 2021 (the total of the amount in 4Q21).

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9.13. Events for the Year and Subsequent Events

Tax contingency

In September 2021, the Federal Supreme Court (“STF”), with general repercussions, established an understanding for the non-levy of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) on the monetary restatement using the SELIC rate in cases of undue payment. Although the aforementioned decision is still pending publication, as well as the specific TIM lawsuit is still pending judgment on the matter, TIM recorded its best estimate to date, in the amount of R$ 547 million since the likelihood of a favorable outcome for the Company becomes probable.

Partnership between TIM and Cogna

On July 7, 2021, the Company informed its shareholders, the market in general and other stakeholders that, together with Anhanguera Educacional Participações S.A. (“AESAPAR”), a subsidiary of Cogna Educação S.A. (“Cogna”), jointly referred to as “Partners”, completed the negotiations regarding a strategic partnership (“Partnership”) with the objective of developing offers combined with special benefits aimed at providing distance education through the Ampli platform.

The Partners highlighted the innovative nature of the agreement they signed, by joining a digital teaching platform developed in a mobile-first concept, with the largest 4G infrastructure in Brazil. This is a powerful combination that will expand and encourage access to university and free courses for all TIM customers. This approach provides great potential to generate value for both companies through customer base growth and revenue growth.

The Partnership fits into the Customer Platform strategy that the Company has been working on since 2020. This strategy seeks to monetize the assets that TIM holds as a mobile operator through strategic partnerships that generate value for our customers and for the company.

This decision does not create a joint venture and, therefore, TIM maintains the independence of its operations. Through a compensation mechanism based on objectives and depending on the results of the partnership, TIM will become a minority partner of AESAPAR in a new company to be established because of the separation of assets from the Ampli platform (“Ampli Co”). The establishment and operation of Ampli Co will be submitted by AESAPAR to the competent authorities, especially to the Ministry of Education (MEC).

TIM's interest in Ampli Co may reach up to 30% of its capital and the subscription of shares must be previously approved by the Brazilian Antitrust Enforcement Agency (CADE). In the defined plan, Ampli Co is expected to conduct an IPO.

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TIM obtains the right to exercise the 3rd and 4th tranches of subscription warrants at Banco C6

In July 2021, within the scope of the strategic partnership (“Partnership”) signed with Banco C6 S.A. (“C6” or “Bank”), TIM obtained the right to exercise the 3rd tranche of the subscription warrants of the share capital of C6, as a result of reaching the 3rd level of the agreed targets. Thus, bonuses equivalent to approximately 0.7% of the bank’s capital were recorded in the Company’s balance sheet, totaling 3.6%.

In October 2021, TIM obtained the right to vesting of the 4th tranche of the Subscription Bonus to indirectly take part to the C6 share capital as due to the achievement of 4th level of goals agreed in the ambit of partnership, which means the accumulated indirect interest of roughly 4.08% of C6’s share capital.

TIM elects new CFO/IRO

In August 2021, TIM announced Ms. Camille Loyo Faria to the positions of Chief Financial Officer (CFO) and Investor Relations Officer (IRO). Camille arrives at TIM with extensive experience in executive roles in the telecommunications and infrastructure sector, having worked at companies in the industry. In her career, she also accumulates important positions in the Investment Banking area and in the energy sector.

Completion of the transaction between IHS and I-Systems

On November 16, 2021, TIM S.A. (“TIM”) and IHS Fiber Brasil (“IHS”, after regulatory authorizations from ANATEL and CADE, the transaction was completed with a view to the acquisition, by IHS, of equity interest in FiberCo Soluções de Infraestrutura S.A. (“FiberCo”), a company incorporated by TIM to segregate network assets and provide infrastructure services.

As a result of the Transaction closing, IHS Brasil currently holds 51% of FiberCo’s share capital, with the remaining 49% remaining under the control of TIM.

FiberCo starts its operation with approximately 15,000 km of fiber in a secondary network, covering approximately 6.4 million homes (homes passed), 3.5 million of which in FTTH and 3.4 million in FTTC, which constitute the initial base of assets transferred by TIM. The homes connected account for approximately 700 thousand over which FiberCo will provide operation and maintenance services to TIM. Moreover, approximately 140 employees were transferred to FiberCo, as well as other assets and contracts, all exclusively related to the scope of its activities.

With the completion of the acquisition, FiberCo changed its corporate name to I-Systems, and began its journey as an infrastructure vehicle with the mission of deploying, operating and maintaining last-mile infrastructure for broadband access to be offered in the wholesale market, having TIM as an anchor customer.

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ANATEL grants prior consent to transfer control of Oi’s mobile telephony activities

On January 31, 2022, ANATEL – the National Telecommunications Agency, unanimously granted prior consent to the implementation of the corporate transaction referring to the full transfer of control of the three specific purpose entities (“Mobile Assets SPE” or “SPE”)[16], which correspond to the mobile telephony activities of Oi Móvel S.A. – Under Judicial Reorganization (“Oi Móvel”), for the companies TIM, Telefônica Brasil S.A. and Claro S.A. (“Transaction”).

Prior consent provides for certain conditions, in line with a transaction of this nature, which mainly aim to guarantee access by small providers to nationwide networks, maintain commitments linked to the transferred radio frequencies, establish the minimum parameters of the communication plan linked to the Transaction and grant users certain rights in the migration phases.

TIM elects new Chief Executive Officer (CEO)

On January 31, 2022, the Company’s Board of Directors announced Mr. Alberto Mario Griselli to replace Mr. Pietro Labriola in the positions of CEO and Board member. Mr. Griselli, who held the position of Company’s Chief Revenue Officer (CRO) since July 2019, holds a degree in Electronic Engineering from La Sapienza University in Rome and a FMBA from Columbia University. With over 20 years of experience in the telecommunications industry, he has held relevant positions such as Vice-President for Latin America at TIMwe, a global provider of mobile engagement solutions for telecom operators, and Managing Director for Latin America at Value Partners, a management consulting firm.

CADE approves the acquisition of most of the Oi mobile assets by TIM

On February 09, 2022, the Administrative Court of the Administrative Council for Economic Defense (CADE) under the of Concentration Act 08700.000726/2021-08, approved the implementation of the corporate transaction referring to the full transfer of control (“Transaction”) of the three special purpose entities (“Mobile Assets SPE” or “SPE”), which correspond to the mobile telephony activities of Oi Móvel S.A. – Under Judicial Recovery (“Oi Móvel,” “Seller”), for the companies TIM, Telefônica Brasil S.A. and Claro S.A. (“Buyers”).

The approval provides for a set of conditions, mostly behavioral, and which comprised a proposal for a Concentration Control Agreement (“ACC”) made by the Buyers to CADE. These conditions have a modular character and can be used by new entrants and smaller operators to reduce entry barriers and leverage the exploration of different business models, without affecting TIM’s main objective of strengthening its infrastructure, closing the capacity gap spectrum compared to its main competitors. Thus, the Company understands that a balance has been achieved between creating value and mitigating competition concerns for the industry, addressed by the ACC.

[16] Cozani RJ Infraestrutura e Rede de Telecomunicações S.A. (SPE TIM), Garliava RJ Infraestrutura e Rede de Telecomunicações S.A. (SPE Telefônica) and Jonava RJ Infraestrutura e Rede de Telecomunicações S.A. (SPE Claro).

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The actual Transaction completion, which will define an infrastructure balance between the three main competitors in the industry, still depends on the fulfillment of certain steps provided for in the Purchase and Sale Agreement. However, once it has taken place, it will bring broad benefits, maintaining a high degree of sectorial competition and ensuring the necessary investments for the development of Brazilian telecommunications and the country’s digital advancement.

10. Independent Audit Firm – CVM Normative Instruction 381

In 2021, Ernst & Young Auditores Independentes S.S. provided audit services of our financial statements and other non-audit services, which are related to the review of the Company’s Sustainability Report.

Such services did not exceed the level of 5% of the total fees related to the external audit service.

In line with the external auditors’ understanding, the provision of other professional services not related to the external audit, as described above, does not affect the independence or objectivity in conducting the external audit exams carried out. The auditors have internal processes to ensure that these other services are assessed internally, as well as pre-approved before submitting any proposal to TIM.

The Company also highlights that it is subject to a policy, approved by the Board of Directors as of September 24, 2021, which regulates the process of hiring external auditors, as well as any services not related to the audit of the financial statements, establishing, among other aspects, that the contracting must be submitted to the prior analysis of the Statutory Audit Committee of the Controlling Company. This document also defines an illustrative list of services not related to audit whose contracting is prohibited.

11. Capital Market

TIM S.A.’s common shares are traded on the São Paulo Stock Exchange (B3) under the ticker TIMS3 and the ADRs, American Depositary Receipts, on the New York Stock Exchange (NYSE), under the ticker TIMB.

The São Paulo Stock Exchange Index (Ibovespa) ended 2021 at 104,822 points, accumulating a drop of 11.92% when compared to the previous year, with a market value of R$ 3.7 trillion.

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The Company ended 2021 with its common shares quoted at R$ 13.15 on the B3, accounting for a decrease of 7.1% YoY, while the ADRs on the NYSE closed at US$ 11.29, accounting for a reduction of 13.5 YoY. In terms of market value, TIM ended the year valued at R$ 31,8 billion or US$ 5,6 billion.

Final Considerations

TIM S.A., with the permanent objective of maintaining continuous, balanced and sustainable growth, would like to thank its customers for their loyalty and reiterates its commitment to tirelessly seek mechanisms to reciprocate the preference through quality and differentiated service. We would also like to thank our commercial partners, suppliers and financial institutions for their support and trust and, particularly, our employees, without whom the objectives would not have been achieved and, finally, the shareholders for their support and trust in the company’s management.

The Management

56

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

1.	Operations

Corporate structure

TIM S.A. (“TIM” “Company” and/or “Enterprise”) is a public limited company with Registered office in the city of Rio de Janeiro, RJ, and a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group that held 66.59% of the share capital of TIM S.A on December 31, 2021 (66.58% on December 31, 2020).

The Company provides Landline Switched Telephone Service (”STFC“) in Local, National Long-Distance and International Long-Distance modes, as well as Personal Mobile Service (”SMP“) and Multimedia Communication Service (”SCM"), in all Brazilian states and in the Federal District.

The Company's shares are traded on B3 (formerly BM&F/Bovespa). Additionally, TIM S.A. has American Depositary Receipts (ADRs), Level II, traded on the New York Stock Exchange (NYSE) – USA. As a result, the company is subject to the rules of the Securities and Exchange Commission (“CVM”) and the Securities and Exchange Commission (“SEC”). In order to comply with good market practices, the company adopts as a principle the simultaneous disclosure of its financial information in both markets, in reais, in Portuguese and English.

In December 2020, TIM’s Board of Directors, after analyzing the studies prepared and the non-binding proposals received, approved, in a meeting held on December 10, 2020, the incorporation of a company, as preparation for future segregation of assets and provision of infrastructure services for residential fiber optic of TIM S.A., called FiberCo Soluções de Infraestrutura Ltda.

On May 5, 2021, TIM S.A. informed its shareholders and the market in general that, at a meeting of the Company’s Board of Directors held on the same day, an agreement between TIM S.A. and IHS Fiber Brasil - Cessão of Infrastructures Ltd. (“IHS”) was approved for the acquisition, by IHS, of an equity interest in FiberCo Soluções de Infraestrutura S.A. (“FiberCo”).

The process for acquisition of equity interest at FiberCo, later named I–Systems, by IHS was completed on November 16, 2021. As a result, IHS currently holds 51% of the share capital of I-Systems, with TIM S.A. having a minority (non-controlling) interest of 49% in I-Systems.

The details of the sale of FiberCo’s equity interest are described below.

Corporate Reorganization

Sale of 51% of I-Systems (formerly FiberCo) to IHS

On May 5, 2021, the Company disclosed the decision of its Board of Directors on the sale by TIM of 51% of the share capital of FiberCo to IHS, with the remaining 49% remaining under the control of the Company upon closing of the transaction.

57

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

FiberCo was established by the Company to segregate network assets and provide infrastructure services. FiberCo was born to implement, operate and maintain last-mile infrastructure for broadband access to be offered in the wholesale market. Nevertheless, the terms of the agreement define TIM as current main customer, having the prerogative of 6 months of exclusivity after entering new areas.

In November 2021, as a result of the spin-off of net assets from the broadband business and with the subsequent disposal of 51% of its equity interest on behalf of IHS, TIM S.A. recorded an investment in an associated company in the amount of R$ 1,612,957, at fair value, for the remaining minority interest (non-controlling) of 49%.

Currently, due to the closing of the transaction, TIM S.A. wrote-off about 90% of the total goodwill recorded in the acquisition of TIM Fiber SP Ltda. and TIM Fiber RJ S.A. in the amount of R$ 1,051,477.

According to the valuation report of the net assets and liabilities, the calculated amount of R$ 1,211,789 was paid-in as share capital of I-Systems on November 1, 2021.

The process of selling the 51% equity interest in the new company, I-Systems, to IHS was completed on November 16, 2021. For the conclusion of the sale, IHS made a capital contribution of R$ 582,498 (primary) in the new company (I-Systems) and the payment of R$ 1,096,294 (secondary) directly to TIM S.A., thus totaling R$ 1,678,792 for the acquisition of a 51% equity interest. The fair value calculated for 100% of the new company was R$ 3,291,794.

Upon closing, the interest in the investee was recorded at fair value as provided for by IFRS 10 (CPC 36), and evaluated by the equity method subsequently, as defined in IAS 28 (CPC 18).

As provided for in IAS 28 (CPC 18), the sale of an investment with loss of control must be recognized by the total write-off of the investment and recognition of part of the associated company’s investment at fair value.

The effects of the transaction are detailed below:

58

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

Description	12/31/2021

Transaction price	1,096,294
Investment registration at fair value	1,612,957

Cost of assets
Write-off of investment	(1,211,472)
Write-off of goodwill at Fiber RJ/Fiber SP acquisition	(1,051,477)
Write-off of deferred tax on goodwill amortized	335,935

Gain on transaction	782,237
Income tax and social contribution	(509,245)
Net gain on transaction	272,992

Gain before income tax and social contribution on remeasurement of investment to fair value	668,720
Gain before income tax and social contribution on asset disposal	113,517

Merger of TIM Participações by TIM S.A.

On July 29, 2020, the Board of Directors of the Company approved the submission to the Extraordinary General Meeting of the proposed merger of TIM Participações by TIM S.A.

The Extraordinary General Meeting was held on August 31, 2020, and approved, by a majority of votes, the incorporation of TIM Participações by TIM S. A, in accordance with the protocol and justification of Incorporation concluded between the administrations of the Companies on July 29, 2020.

As a result the Company’s Management proceeded with the merger on August 31, 2020, based on the net book assets of TIM Participações, in the amount of R$ 355,323.

The changes in TIM Participações’s equity between the date of the report (March 31, 2020) and the merger (August 31, 2020) were transferred, absorbed and incorporated into the operating income of TIM Participações S.A. (incorporated), as set forth in the protocol of incorporation. As a result of the merger, all operations of TIM Participações were transferred to TIM S.A., which succeeded it in all its assets, rights and obligations, universally and for all purposes of law. This transaction had no economic or tax impact and the incorporated goodwill will not be used for the purposes of any tax offsets.

This corporate reorganization aimed to provide greater efficiency and simplification of the organizational structure of the TIM Group, making the structure of internal controls more efficient. In addition, the corporate reorganization provides a better tax efficiency in future distributions of Interest on Shareholders’ Equity, and also, greater integration of administrative and financial unities allowing a cut-off in operational costs and expenses, as well as improvement of synergies, which shall result in a more efficient operation. As a result from this transaction, there was no impact on the controlling and non-controlling shareholders.

After the merger, TIM S.A. started to be traded with the codes TIMS3 on B3 and TIMB on the NYSE.

59

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

For the purposes of presenting the comparative balance, TIM S.A.’s asset and financial information remains unchanged, meeting the concept of legal entity for the presentation of the individual and consolidated financial statements.

Net assets on merger date on September 01, 2020 are summarized as follows:

	09/01/2020		09/01/2020
Assets		Liabilities

Current assets		Current liabilities
Cash and cash equivalents	21,959	Taxes, fees and contributions to be collected	368
Taxes, fees and contributions to be recovered	28,515	Other liabilities	10,708
Other assets	166	Total current liabilities	11,076
Total current assets	50,640
		Non-current liabilities
Non-current assets		Provision for legal and administrative proceedings	36,850
Judicial deposits	72,346	Other liabilities	29,752
Other assets	1,254	Total non-current liabilities	66,602

		Shareholders' equity
Goodwill (1)	308,761	Share capital	1,719
Total non-current assets	382,361	Reserves	353,604
		Total shareholders' equity	355,323

Total assets	433,001	Total liabilities and shareholders' equity	433,001

(1)	The Incorporated goodwill has the following composition:

Goodwill - Future profitability	367,571
Surplus of liabilities (provision for lawsuits) in business combination	(89,106)
Deferred income tax on surplus	30,296
308,761

60

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)
2.	Preparation basis and presentation of the individual and consolidated financial statements

The individual and consolidated financial statements were prepared according to the accounting practices adopted in Brazil, which comprise the resolutions issued by the Brazilian Securities and Exchange Commission (CVM) and pronouncements, guidance and interpretations issued by the Accounting Pronouncement Committee (CPC) and International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and evidence all information of financial statements, and only them, which are consistent with those used by Management in its administration. Additionally, the Company considered the guidelines provided for in Technical Guideline OCPC 07 - Evidencing upon Disclosure of General Purpose Financial-Accounting Reports in the preparation of its financial statements. Accordingly, relevant information of the financial statements is being evidenced and corresponds to the information used by management when administrating.

The significant accounting policies applied in the preparation of these financial statements are below and/or presented in its respective notes. Those policies were consistently applied in the years presented.

a. General criteria for preparation and disclosure

The individual and consolidated financial statements were prepared considering the historical cost as value basis and financial assets and liabilities (including derivative financial instruments) measured at fair value.

Assets and liabilities are classified according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next 12 months. Otherwise, they are recorded as non-current. The exception to this procedure involves deferred income tax and social contribution balances (assets and liabilities) and provision for lawsuits and administrative proceedings that are fully classified as long-term.

The presentation of the Statement of Added Value is required by Brazilian corporate law and the accounting practices adopted in Brazil applicable to publicly-held companies. The DVA was prepared according to the criteria set forth in CPC Technical Pronouncement No. 09 - “Statement of Added Value”. IFRS does not require the presentation of this statement. Accordingly, in conformity with IFRS, this statement is presented as supplementary information, without prejudice to financial statements as a whole.

Interests paid are classified as financing cash flow in the statement of cash flows as it represents costs of obtaining financial resources.

b. Functional currency and presentation currency

The currency of presentation of the financial statements is the Real (R$), which is also the Company´s functional currency.

Foreign currency transactions are recognized at the exchange rate on the date of the transaction. Monetary items in foreign currency are converted into reais at the exchange rate on the balance sheet date, informed by Banco Central do Brasil [Central Bank of Brazil]. Foreign exchange gains and losses linked to these items are recorded in the statement of income.

c.	Segment information

Operating segments are components of the entity that carry out business activities from which revenues can be obtained and expenses incurred. Its operating results are regularly reviewed by the entity's main operations manager, who makes decisions on resource allocation and evaluates segment performance. For the segment to exist, individualized financial information is required.

61

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

The main operational decision maker in the Company, responsible for the allocation of resources and periodically evaluating performance, is the Executive Board, which, along with the Board of Directors, are responsible for making the strategic decisions of the company and its management.

The Group's strategy is focused on optimizing results, and from the corporate reorganization mentioned in note 1, all the operating activities of the group are concentrated exclusively in TIM S.A.. Although there are diverse activities, decision makers understand that the company represents only one business segment and do not contemplate specific strategies focused only on one service line. All decisions regarding strategic, financial planning, purchases, investments and investment of resources are made on a consolidated basis. The aim is to maximize the consolidated result obtained by operating the SMP, STFC and SCM licenses.

d.	Consolidation procedures

Subsidiaries are all the entities in which the Group retains control. The Group controls an entity when it is exposed to, or has a right over the variable returns arising from its involvement with the entity and has the ability to interfere in those returns due to its power over the entity. The subsidiaries are fully consolidated as of the date control is transferred to the Group. Consolidation is interrupted beginning as of the date in which the Group no longer holds control.

The purchase accounting method is used to record the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of the assets acquired, equity instruments (i.e.: shares) and liabilities incurred or assumed by the acquirer on the date of the change of control. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at fair value on the date of acquisition, regardless of the proportion of any minority interest. The portion exceeding the acquisition cost of the Group's interest in the acquired identifiable net assets, is recorded as goodwill. Should the acquisition cost be less than the fair value of the net assets of the acquired subsidiary, the difference is recognized directly in the statement of income as a revenue once concepts and calculations applied are reviewed.

Intercompany transactions, as well as the balances and unrealized gains and losses in those transactions, are eliminated. The base date of the financial information used for consolidation purposes is the same for all the companies in the Group.

The comparative consolidated balances in December 2021 were not presented, since the subsidiary I-Systems (formerly FiberCo) was incorporated in December 2020 and, as described in Note 1, had 51% of its equity interest sold to IHS, and TIM S.A. now holds a non-controlling minority interest of 49%. At that moment, TIM S.A. started having I-Systems as an affiliated company and to record the income (loss) of this company under the equity method, no longer consolidating it.

e.	Approval of financial statements

These financial statements were approved by the Board of Directors of the Company on February 23, 2022.

f.	New standards, amendments and interpretations of standards

The following new standards/amendments were issued by the Accounting Pronouncement Committee (“CPC”) and International Accounting Standards Board (IASB), are effective for the year ended December 31, 2021.

62

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

•        Amendments to CPC 06(R2), CPC 11, CPC 40 (R1) and CPC 48: Benchmark Interest Rate Reform

The amendments to Pronouncements CPC 38 and CPC 48 provide for temporary exceptions that address the financial statement effects when a rate of interbank deposit certificate is replaced with an alternative to an almost risk-free rate. The amendments include the following practical expedients:

•        A practical expedient that requires contractual changes, or changes in cash flows which are directly required by the reform, to be treated as changes in a floating interest rate, equivalent to a change in a market rate;

•        A practical expedient that allows changes required by the reform, to be carried out in hedge designation and documentation and hedge relationship will not be discontinued.

•        A practical expedient that provides a temporary exception to entities so they will comply with the separately identifiable requirement when a risk-free rate instrument is designated as a hedge risk component.

These changes have not impacted the individual and consolidated financial statements of the Group.

If they become applicable, the group intends to use the practical expedients in future periods.

•        Amendments to CPC 06 (R2): COVID-19 related benefits granted to leaseholders in lease agreements that go beyond June 30, 2021.

The amendments provide for the granting of benefits to lessees upon adoption of the guidelines of CPC 06 (R2) on the modification of the lease agreement, when accounting for the related benefits as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may choose not to assess whether a benefit related to Covid-19 granted by the lessor is a modification of the lease agreement. The lessee who makes this option must account for any change in the lease payment resulting from the benefit granted in the lease agreement related to Covid-19 in the same way that it would account for the change by adopting CPC 06 (R2) if the change was not a modification of the lease agreement.

The amendment was intended to be applied until June 30, 2021, but as the impact of COVID-19 pandemic may continue, on March 31, 2021, the CPC extended the application period of this practical expedient to June 30, 2022. This amendment becomes effective for the fiscal years beginning on or after January 1, 2021. However, the Group has not yet received COVID-19 benefits granted to lessees, but the application of practical expedient is planned to be applied once it is available within the standard period.

The following new standards were issued by the Accounting Pronouncement Committee (“CPC”) and International Accounting Standards Board (IASB), but are not effective for the year ended December 31, 2021.

•	CPC 11- Insurance Contracts

In May 2017, the IASB issued IFRS 17 - Insurance Contracts (a standard not yet issued by CPC in Brazil, but which will be codified as CPC 50 - Insurance Contracts and will replace CPC 11 - Insurance Contracts), a new comprehensive accounting standard for insurance contracts that includes recognition and measurement, presentation and disclosure. As soon as it comes into force, IFRS 17 (CPC 50) will replace IFRS 4 - Insurance Contracts (CPC 11), issued in 2005. IFRS 17 applies to all types of insurance contracts (such as life, non-life, direct insurance and reinsurance), regardless of the type of entity that issues them, as well as certain guarantees and financial instruments with discretionary participation characteristics. Some scope exceptions apply. The overall objective of IFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers. In contrast to the requirements of IFRS 4, which are largely based on local accounting policies in force in previous periods, IFRS 17 provides for a comprehensive model for insurance contracts, covering all relevant accounting aspects. The focus of IFRS 17 is the general model, covering the following:

63

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

• A specific adaptation for contracts with direct participation characteristics (variable rate approach).

• A simplified approach (premium allocation approach), mainly for short-term contracts. IFRS 17 is effective for periods beginning on or after January 1, 2023, requiring the presentation of comparative amounts. Early adoption is allowed if the entity also adopts IFRS 9 and IFRS 15 on the same date or before the first-time adoption of IFRS 17.

This standard does not apply to the Company.

•        Amendments to IAS 1: Classification of liabilities as current or non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1, related to CPC 26, aiming to specify the requirements for classifying the liabilities as current or non-current. The amendments clarify the following:

• What a right to postpone settlement means;

• That the right to postpone settlement must exist on the base date of the report;

• That this classification is not affected by the likelihood that an entity will exercise its right to postpone settlement;

• That only if a derivative embedded in a convertible liability is itself an equity instrument would the terms of a liability not affect its classification. Amendments are valid for periods started on January 1, 2023 and must be applied on a retrospective basis.

The Company currently assesses the impact that the changes will have on current practice and whether existing loan agreements may require renegotiation.

•        Amendments to IAS 8: Definition of accounting estimates

In February 2021, IASB issued amendments to IAS 8 (standard related to CPC 23), in which the definition of ‘accounting estimates’ is introduced. The amendments clarify the difference between changes in accounting estimates and changes in accounting policies and correction of errors. Additionally, they clarify how entities use measurement and input techniques to develop accounting estimates.

The amendments will become effective for periods beginning on or after January 1, 2023 and will be applied to changes in accounting policies and estimates that occur on or after the beginning of that period. If disclosed, early adoption is allowed.

Amendments are not expected to have a significant impact on the Group’s financial statements.

•        Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of accounting policies

In February 2021, IASB issued amendments to IAS 1 (standard related to CPC 26 (R1)) and IFRS Practice Statement 2 Making Materiality Judgments, in which guides and examples are provided to help entities to apply materiality judgment to the disclosure of accounting policies. The aim of amendments is to assist entities in the disclosure of accounting policies that are most useful by replacing the requirement for disclosure of significant accounting policies to material accounting policies and adding guides about how entities should apply the concept of materiality to make decisions about the disclosure of accounting policies.

64

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

The amendments to IAS 1 are applicable for periods started as of or after January 1, 2023, with early adoption allowed. Since the amendments to Practice Statement 2 provide non-mandatory guides about the application of material definition to the accounting policy information, an adoption date is not required for this amendment.

The Group is currently evaluating the impacts of these amendments to the accounting policies disclosed.

COVID-19 impacts

Since March 2020, a pandemic was declared by the World Health Organization due to the outbreak of the new Coronavirus (COVID-19). The main impacts and first cases were recorded in Brazil and in the world also in the first quarter of 2020.

The outbreak of COVID-19 developed rapidly in 2020 and continues until 2021. The measures taken to contain the virus greatly affected economic activity, including some impacts on the operating results and cash flows of the Companies in Brazil. Throughout 2020, lockdowns were decreed in several states in Brazil, lasting from March to June 2020.

In 2020, the Company has a robust infrastructure and is part of an extremely important segment in this period of crisis, essential for the population, government and health system.  After an internal analysis, there was no indication of impairment of assets or risks associated with the fulfillment of obligations since the Company is not highly leveraged and still has credit lines available to be used in the event of a significant reduction in cash volume.

In 2021, the crisis worsened with an increase in the number of cases. Consequently, there was a need for new restrictive measures, including the closing of the trade, impacting the operation of stores again; however, the restrictions’ period was shorter in relation to 2020, thus, reducing the impact of closing of stores. Said restrictions were implemented mainly in the month of March in different cities in Brazil.

In September 2021, the country showed a significant evolution in vaccination levels, with a reduction in the transmission rate and number of cases. Thus, there was a slight improvement in economic activities. In June, the stores returned with activities with a positive impact on device sales.

We are in the 2nd year of the pandemic and there is no impact on the Company’s financial statements.

3.	Estimates and areas where judgment is significant in the application of the Company's accounting policies

Accounting estimates and judgments are continuously assessed. They are based on the Company's historical experience and on other factors, such as expectations of future events, considering the circumstances present on the base date of financial statements.

By definition, the resulting accounting estimates will rarely be the same as the actual results. The estimates and assumptions that present a significant risk, with the probability of causing a material adjustment to the book values of assets and liabilities for the fiscal period, are covered below.

65

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

(a)       Impairment loss on non-financial assets and investments in associated companies

Impairment losses occur when book value of an asset or cash generating unit exceeds its recoverable value, which is the highest of fair value less selling costs and value in use. Calculation of fair value less selling costs is based on information available on similar assets’ selling transactions or market prices less additional costs to dispose of the asset. The calculation of value in use is based on the discounted cash flow model.

Any reorganization activities with which the Company is not committed to on the reporting date of the Presentation of financial statements or significant future investments that could improve the asset base of the cash generating unit under test are excluded for impairment testing purposes.

The main non-financial assets for which this assessment was made are goodwill recorded by the Company (note 15) and its tangible and intangible assets.

Net investments in associated companies are valued after applying the equity method to determine whether there is any objective evidence of impairment. The recoverable amount of an investment in an associated company must be determined for each investment, unless the associated company does not generate cash inflows on an ongoing basis that are largely independent of those generated by the entity’s other assets. The investment in an associated company was valued as described in Note 13.

(b)       Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated according to interpretations of current legislation and CPC 32 / IAS 12. This process typically involves complex estimates to determine taxable income and temporary differences. In particular, the deferred assets on tax losses, negative basis of social contribution and temporary differences is recognized in proportion to the probability that future taxable income is available and can be used. The measurement of the recoverability of deferred income tax on tax losses, negative basis of social contribution and temporary differences takes the history of taxable income into account, as well as the estimate of future taxable income (note 10).

(c)       Provision for legal and administrative proceedings

The legal and administrative proceedings are analyzed by the Management along with its legal advisors (internal and external). The Company considers factors in its analysis such as hierarchy of laws, precedents available, recent court judgments, their relevance in the legal system and payment history. These assessments involve Management’s judgment (note 24).

(d)       Fair value of derivatives and other financial instruments

The financial instruments presented in the balance sheet at fair value are measured using valuation techniques that consider observable data or observable data derived from market (note 37).

(e)       Unbilled revenues

Since some cut dates for billing occur at intermediate dates within the months of the year, as the end of each month there are revenues earned by the Company, but not actually invoiced to its customers. These unbilled revenues are recorded based on estimate that takes into consideration historical consumption data, number of days elapsed since the last billing date, among others (note 27).

66

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

(f)       Leases

The Company has a significant number of the lease contracts in which it acts a lessee (note 16), and with the adoption of the accounting standard IFRS 16 / CPC 06 (R2) – Leases, on 01/01/2019, certain judgments were exercised by Company’s management in measuring lease liabilities and right-of-use assets, such as: (i) estimate of the lease term, considering non-cancellable period and the period covered by options to extend the contract term, when the exercise depends only from the Company, and this exercise is reasonably certain; and (ii) using certain assumptions to calculate the discount rate.

The company is not able to readily determine the interest rate implicit on the lease and, therefore, considers its incremental rate on loans to measure lease liabilities. Incremental rate on the lessee’s loan is the interest rate that the lessee would have to pay when borrowing, for a similar term and with a similar guarantee, the resources necessary to obtain the asset with a value similar to the right of use asset in a similar economic environment. The company estimates the incremental rate using observable data (such as market interest rates) when available and considers aspects that are specific to the Company (such as the cost of debt) in this estimate.

4.	Cash and cash equivalents

These are financial assets measured at amortized cost through the effective interest rate method.

The Company’s Management determines the classification of its financial assets upon initial recognition.

	Parent company		Consolidated
	2021	2020	2020

Cash and banks	99,821	100,008	100,009
Free availability financial investments:
CDB’s / Repurchases	5,128,794	2,475,282	2,475,282

	5,228,615	2,575,290	2,575,291

Bank certificates of deposit (“CDBs”) and committed transactions are nominative securities issued by banks and sold to the public as a form of fund raising. Such securities may be traded during the contracted term, at any time, without significant loss in their value and are used for the fulfilment of short-term obligations by the company.

The annual average return of the Company's applications related to CBDs and Committed Operations is 101.57% (101.24% as of December 31, 2020) of the variation of the Interbank Deposit Certificate – CDI.

5.	Marketable securities

Comprise financial assets measured at fair value through profit or loss.

67

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

The balances on December 31, 2020, presented below, represent the individual and consolidated amounts. As of December 31, 2021, there are no subsidiaries, so the balances presented are individual.

	2021	2020

FUNCINE (i)	11,508	7,061
Fundo Soberano (ii)	9,624	5,220
FIC: (iii)
Government bonds (iv)	2,975,613	1,345,797
CDB (v)	40,496	17,370
Financial bills (vi)	703,118	292,500
Other (vii)	839,169	409,551
	4,579,528	2,077,499

Current portion	(4,568,020)	(2,070,438)
Non-current portion	11,508	7,061

(i)As of December 2017, the Company, with the aim of using tax deductibility benefit for income tax and social contribution purposes, started investing in the National Film Industry Financing Fund (FUNCINE). The average remuneration in 2021 is -0.06% p.a. (-3.34% p.a. on December 31, 2020).

(ii) Fundo Soberano is composed only of federal government bonds. The average remuneration in 2021 is 95.13% (87.71% on December 31, 2020) of the variation of the interbank deposit certificate – CDI.

(iii) In August 2017, the Company invested in open FIC's (Quota Investment Fund). Funds are mostly made up of federal government bonds and papers from top-tier financial institutions. The average remuneration in 2021 of the FICs was 122.76% (112.72% on December 31, 2020) of the variation of the Interbank Deposit Certificate – CDI.

(iv) Government bonds are fixed income financial instruments issued by the National Treasury to finance the activities of the Federal Government.

(v) The CDB operations are emitted by the banks with the commitment of stock buyback by the bank itself and with predetermined taxes.

(vi) The Financial bills is a fix income tittle emitted by financial institutions with the objective of a long-term fund raising

(vii) Is represented by: Debentures, FIDC, commercial notes, promissory notes, bank credit note.

6.	Trade accounts receivable

The balances on December 31, 2020, presented below, represent the individual and consolidated amounts. As of December 31, 2021, there are no subsidiaries, so the balances presented are individual.

These are financial assets measured at amortized cost, and refer to accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories. Accounts receivable are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed (“unbilled”) up to the balance sheet date. Accounts receivable from clients are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method less the provision for expected credit losses ("impairment").

68

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

The provision for expected credit losses was recognized as a reduction in accounts receivable based on the profile of the subscriber portfolio, the aging of overdue accounts receivable, the economic situation, the risks involved in each case and the collection curve, at an amount deemed sufficient by Management, as adjusted to reflect current and prospective information on macroeconomic factors that affect the customers’ ability to settle the receivables.

The fair value of trade accounts receivable is close to the book value recorded on December 31, 2021 and December 31, 2020.

The average rate considered in calculating the present value of accounts receivable recorded in the long term is 0.19% (0.22% on December 31, 2020).

	2021	2020
Trade accounts receivable	3,253,207	3,180,661

Gross accounts receivables	4,000,026	3,831,921

Billed services	2,107,682	2,039,403
Unbilled services	849,762	817,669
Network use (interconnexion)	504,333	399,083
Goods sold	521,362	552,962
Contractual assets (note 23)	15,340	14,914
Other accounts receivable	1,547	7,890

Provision for expected credit losses	(746,819)	(651,260)

Current portion	(3,066,906)	(3,051,834)
Non-current portion	186,301	128,827

The movement of the provision for loss on expected settlement credits, accounted for as an asset reduction account, was as follows:

	2021	2020

Opening balance	651,260	774,077
Supplement to expected losses	544,642	552,817
Write-off of provision	(449,083)	(675,634)

Closing Balance	746,819	651,260

The aging of accounts receivable is as follows:

	2021	2020

Total	4,000,026	3,831,921

Undue	2,895,999	2,785,469
Overdue up to (days):
30	246,195	248,955
60	100,027	84,218
90	77,280	71,635
>90	680,525	641,644

69

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

7.	Inventories

The balances on December 31, 2020, presented below, represent the individual and consolidated amounts. As of December 31, 2021, there are no subsidiaries, so the balances presented are individual.

Inventories are presented at the average acquisition cost. A loss is recognized to adjust the cost of Handsets and accessories to the net realizable value (selling price) when this value is less than the average acquisition cost.

	2021	2020

Inventories	202,553	246,602

Inventories	214,605	257,477
Mobile handsets and tablets	140,934	186,961
Accessories and prepaid cards	53,791	55,558
TIM chips	19,880	14,958

Losses on adjustment to realizable amount	(12,052)	(10,875)

8.	Recoverable direct taxes, fees and contributions

The balances on December 31, 2020, presented below, represent the individual and consolidated amounts. As of December 31, 2021, there are no subsidiaries, so the balances presented are individual.

	2021	2020

Recoverable direct taxes, fees and contributions	1,259,932	1,230,801

ICMS	1,216,912	1,188,018
Other	43,020	42,783

Current portion	(354,620)	(374,015)
Non-current portion	905,312	856,786

The amounts of recoverable ICMS (state VAT) are mainly comprised by:

(i) credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided over 48 months).

(ii) ICMS amounts paid under the tax substitution regime from goods acquired for resale, mainly mobile handsets, chips, tablets and modems sold by TIM.

(iii) ICMS credits from the final and unappealable decision in May 2021 for a lawsuit involving the repetition of prepaid telephone services in Santa Catarina, in the amount of R$52 million.

70

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

9.	Recoverable direct taxes, fees and contributions

The balances on December 31, 2020, presented below, represent the individual and consolidated amounts. As of December 31, 2021, there are no subsidiaries, so the balances presented are individual.

	2021	2020

Recoverable direct taxes, fees and contributions	2,042,361	2,698,239

Income tax (IR) and social contribution (CS) (i)	807,096	381,905
PIS / COFINS (ii)	1,164,772	2,253,545
Other	70,493	62,789

Current portion	(1,311,906)	(1,421,112)
Non-current portion	730,455	1,277,127

(i) Income tax and social contribution amounts are mainly related to other income tax and social contribution credits from previous years, whose current estimated term for use is later than 12 months.

In September 2021, the Federal Supreme Court (STF), with general repercussions, established an understanding for the non-levy of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) on the monetary restatement using the SELIC rate in cases of undue payment. Although the aforementioned decision is still pending publication, as well as the specific TIM lawsuit is still pending judgment, TIM recorded its best estimate to date, in the amount of R$ 547 million, since the likelihood of a favorable outcome for the Company becomes probable.

(ii) The Recoverable PIS/COFINS amounts mainly refer to credits from a legal proceeding filed by TIM Celular S.A. (ultimately merged into TIM S.A., as well as TIM S.A. itself), with a favorable final decision in Higher Courts which discussed the exclusion of the ICMS from the PIS and COFINS calculation bases. According to the Company’s internal assessment, we expect to use these credits by the 2nd quarter of 2022.

In March 2017, the Federal Supreme Court (“STF”) recognized the unconstitutionality of including ICMS amounts in the calculation base of PIS and COFINS contributions.  TIM S.A. (previously named “Intelig Telecomunicações Ltda.”), as the surviving company from the merger of TIM Celular S.A. and other entities existing in the Group in the past, which had filed proceedings of the same nature, has been challenging this issue in court since 2006, with effects retroactive to five years, as permitted by the legislation. The total amount recorded in 2019 related to these credits was R$ 3,023 million, of which R$ 1,795 million relates to principal and R$ 1,228 million was inflation adjustment.

The amount recorded are updated monthly at the interest rate equivalent to the reference rate of the Special Settlement and Custody System (Selic), available on the website of the Brazilian Federal Revenue.

71

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

In 2020, TIM had utilized credits arising from the process of exclusion of ICMS from the calculation bases of PIS and COFINS, for payments of federal taxes, in the total amount of R$ 1,516 million. In 2021, total offsetting of R$ 957 million was made for said PIS and COFINS credits.

In May 2021, the Brazilian Supreme Court (STF) ended the discussion regarding the credit rights of the companies, defining in the judgment of Motions for Clarification that the exclusion of ICMS from the PIS and COFINS calculation basis is valid as of March 15, 2017, when the general repercussion thesis (Topic 69) was established, in the judgment of Special Appeal (RE) No. 574706.

Considering that the judges ratified that the ICMS not included in the PIS/COFINS calculation basis is highlighted in the invoice, we confirm that the procedures adopted by TIM S.A., when providing for PIS/COFINS credits, are adequate.

10.	Deferred income tax and social contribution

The balances on December 31, 2020, presented below, represent the individual and consolidated amounts. As of December 31, 2021, there are no subsidiaries, so the balances presented are individual.

Deferred income tax and social contribution are recognized regarding the (1) accumulated tax losses and negative bases of social contribution and (2) temporary differences arising from differences between the tax basis of assets and liabilities and their book values in the financial statements. Deferred income tax is determined using the tax rates (and tax laws) enacted, or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify the deferred tax credit and debit balances.

Deferred tax assets on income tax and social contribution are recognized only in the event of a profitable track record and/or when the annual forecasts prepared by the Company, examined by the Tax Council and Statutory Audit Committee and approved by other Management bodies, indicate the likelihood of the future realization of those tax credits.

The balances of deferred income tax assets and liabilities are presented at net value in balance sheet when there is the legal right and the intention of offsetting them upon calculation of current taxes, in general related to the same legal entity and the same tax authority. Thus, deferred tax assets and liabilities belonging to different entities are in general shown separately, not at their net amounts.

On December 31, 2021 and 2020, the rates in force were 25% for income tax and 9% for social contribution. In addition, there is no statute of limitation in regard to the income tax and social contribution carried forward losses, which it can be offset by up to 30% of the taxable profit reached at each fiscal year, according to the current tax legislation.

72

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

The amounts recorded are as follows:

	2021	2020
Tax loss and negative basis of social contribution	219,876	475,128
Temporary differences:
Provision for legal and administrative proceedings	330,627	303,948
Losses on doubtful accounts receivable	257,529	224,459
Adjustments to present value – 3G license	3,298	5,240
Lease of LT Amazonas infrastructure	32,377	29,971
Employee profit sharing	40,177	36,915
Taxes with enforceability suspended (i)	437,950	258,246
Amortized Goodwill – TIM Fiber (ii)	(34,560)	(370,494)
Derivative financial instruments	(143,948)	(154,718)
Capitalized interest on 4G authorization	(233,433)	(262,608)
Deemed costs – TIM S.A	(42,617)	(53,792)
Adjustments to lease agreements	369,521	303,833
Accelerated depreciation (iii)	(466,863)	(266,464)
Fair value adjustment I–Systems (former FiberCo) (iv)	(249,477)	-
Other	16,431	20,982
	536,888	550,646
Deferred active tax portion	536,888	550,646

(i) Mainly represented by the Fistel fee for the financial years 2020 and 2021. The Operating Inspection Fee (TFF) for the years 2020 and 2021 had its payments suspended by virtue of an injunction and, therefore, still do not have a specific date for payment. See note 21 for details.

(ii) Represented by the goodwill on the business combination of companies TIM Fiber RJ and SP acquired by TIM in 2012, partially realized in November 2021 once this transaction is completed.

(iii) As of the 1Q20, TIM S.A. excludes the portion of acceleration of depreciation of movable assets belonging to property, plant and equipment from the calculation basis of the IRPJ and CSLL, due to their uninterrupted use in three operating shifts, supported by technical expert report, as provided for in Article 323 of the RIR/2018, or by the adequacy to the tax depreciation provided for in IN 1700/2017. Such tax adjustment generated a deferred liability of R$ 467 million until December 31, 2021 (R$ 266.5 million up to December 31, 2020) and applied as of January 1, 2020.

(iv) Refers to deferred charges on the fair value of the non-majority interest calculated in the sale transaction described in Note 1 that took place in November 2021 between TIM S.A. and IHS Fiber Brasil - Cessão de Infraestruturas Ltda.

Expectation of recovery of tax credits

The estimates of recoverability of tax credits were calculated taking into consideration financial and business assumptions available on December 31, 2021.

Based on these projections, the company has the following expectation of recovery of credits:

Deferred income tax and social contribution	Tax losses and negative basis
2022	103,847
2023	79,581
2024	36,448
>2025	-
Total	219,876

73

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

The company based on a history of profitability and based on projections of future taxable results, constitutes deferred income tax credits and social contribution on all of its tax losses, negative social contribution basis and temporary differences.

The Company used credits from tax losses and the negative basis of social contribution in the amount of R$ 255,252 during the year up to December 31, 2021 (R$ 325,583 on December 31, 2020, including tax losses).

11.	Prepaid expenses

The balances on December 31, 2020, presented below, represent the individual and consolidated amounts. As of December 31, 2021, there are no subsidiaries, so the balances presented are individual.

	2021	2020

	358,287	223,394
Advertisements not released (i)	86,154	1,679
Rentals and insurance	67,034	69,208
Incremental costs for obtaining contracts with customers (ii)	153,988	125,114
IT Services (iii)	28,626	10,535
Other	22,485	16,858
Current portion	(275,148)	(149,796)
Non-current portion	83,139	73,598

(i) Represent prepaid payments of advertising expenses for products and services of the TIM brand that are recognized in the result according to the period of serving the advertisement.

(ii) It is substantially represented by incremental costs related to sales commissions paid to partners for obtaining customer contracts arising from the adoption of IFRS 15/ CPC 47, which are deferred to the result in accordance with the term of the contract and/or economic benefit, usually from 1 to 2 years.

(iii) They represent prepayments of IT services expenses for network migration of information to the “cloud.”

12.	Judicial deposits

The balances on December 31, 2020, presented below, represent the individual and consolidated amounts. As of December 31, 2021, there are no subsidiaries, so the balances presented are individual.

They are recorded at historical cost and updated according to current legislation:

	2021	2020

	718,773	794,755

Civil	285,583	315,312
Labor	128,607	149,390
Tax	178,914	181,670
Regulatory	111	111
Online attachment (i)	125,558	148,272

(i) Refer to legal blockages directly in the company's current accounts and financial investments linked to certain legal proceedings. This amount is periodically analyzed and when identified, reclassification is made to one of the other specific accounts of the legal deposit item.

74

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

Civil

These are court deposits to guarantee the execution of civil proceedings where the Company is challenging the amounts involved. Most of these proceedings refer to lawsuits filed by customers, involving issues of consumer rights, among others.

There are some processes with differentiated matters, for instance, in which the value set by ANATEL for vacating certain transmission sub-bands is discussed, enabling the implementation of 4G technology. In this case, the amount deposited updated in court under discussion is R$ 72,533 (R$ 70,560 on December 31, 2020).

Labor

These are amounts deposited in court as guarantees for the execution and the filing of appropriate appeals, where the relevant matters or amounts involved are still being discussed. The total amount has been allocated between the various claims filed by registered employees and third-party service providers.

Tax

The company has legal deposits, relating to tax matters, made to support several ongoing legal discussions. Such deposits mainly relate to the following discussions:

(a)	Use of credit in the acquisition of electricity directly employed in the production process of companies, matter with positive bias in the judiciary. The current value of the deposits referring to this discussion is R$ 34,289 (R$ 34,544 on December 31, 2020).

(b)	CPMF levy on loan conversion operations into the Company’s equity; recognition of the right not to collect the contribution allegedly levied on the simple change of ownership of current accounts due to merger. The current value of the deposits referring to this discussion is R$ 9,073 (R$ 8,862 on December 31, 2020).

(c)	Constitutionality of the collection of the functioning supervision fee (TFF - Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The current value of the deposits related to this discussion is R$ 20,022 (R$ 18,883 as of December 31, 2020).

(d)	Non-homologation of compensation of federal debts withholding income tax credits (IRRF) for the alleged insufficiency of credits, as well as the deposit made for the purposes of release of negative Certificate of debts. The current value of the deposits related to this discussion is R$ 11,254 (R$ 11,317 as of December 31, 2020).

(e)	Incidence of ISS on import services and third parties; alleged lack of collection in relation to ground cleaning and maintenance service of BRS (Base Radio Station), the ISS itself, the ISS incident on co-billing services and software licensing (blackberry). Guarantee of the right to take advantage of the benefit of spontaneous denunciation and search for the removal of confiscatory fines in the case of late payment. The current value of the deposits related to this discussion is R$ 8,048 (R$ 7,843 as of December 31, 2020).

75

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

(f)	Accessory services provided for in the agreement 69/98 ICMS incident on the provision of communication services of the amounts charged for ACCESS, Membership, Activation, qualification, availability, subscription and use of the services, among others. The current value of the deposits related to this discussion is R$ 3,478 (R$ 3,329 as of December 31, 2020).

(g)	Requirement by ANATEL of the public price for the administration of numbering resources. The current value of the deposits related to this discussion is R$ 3,582 (R$ 3,514 as of December 31, 2020).

(h)	Deposit made by TIM S. A – unconstitutionality and illegality of the collection of FUST (Fund for Universalisation of Telecommunications Services). The right not to collect FUST, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Industrial Exploitation of Dedicated Line), as well as the right not to suffer the retroactive collection of the differences determined in function of not observing sum 7/2005 of ANATEL. The current value of the deposits referring to this discussion is R$ 61,752 (R$ 58,664 on December 31, 2020).

(i)	ICMS - Miscellaneous. Deposits made in several processes that discuss ICMS charges, mainly related to discussions on loan, DIFAL, exempt and non-taxed services, ICAP and Covenant 39. The current value of the deposits related to this discussion is R$ 9,960 (R$ 14,505 on December 31, 2020).

(j)	CSLL - charges related to cases of Jornal do Brasil that were directed to the company, as well as charges related to successful Negative BC Compensation/Tax Loss. The current value of the deposits related to this discussion is R$ 9,730 (R$ 9,739 on December 31, 2020).
13.	Investment

The ownership interest in associated company or subsidiary is valued using the equity accounting method.

TIM’s Board of Directors, after analyzing the studies prepared and the non-binding proposals received, approved, in a meeting held on December 10, 2020, the incorporation of FiberCo Soluções de Infraestrutura Ltda. (“FiberCo”), a limited liability company, in preparation for a possible (or eventual) segregation of assets and provision of residential fiber optic infrastructure services. The Company was organized on December 16, 2020 and transformed on a limited liability corporation in May 2021.

This process was one of the intermediate steps in the transformation of TIM in a provider of broadband services, and aimed to create an open fiber optic infrastructure vehicle (“FiberCo”) with the acquisition of a strategic partner that will become a partner of FiberCo. FiberCo operates in the wholesale market and can provide last-mile fiber connectivity and transportation services to market operators, with TIM as the client (see note 1).

As mentioned in note 1, in November 2021, as a result of the spin-off of net assets of the broadband business and the creation of I-Systems (formerly FiberCo) with subsequent sale of 51% of its equity interest on behalf of IHS, TIM S.A. assessed the transaction as a loss of control and stopped consolidating it, recording the investment in an associated company, in the amount of R$ 1,612,957 at fair value for the remaining minority interest (non-controlling) of 49% (R$ 1,601,703 as of December 31, 2021).

76

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

TIM S.A. has 49% (100% as of December 31, 2020) in the share capital of I-Systems (formerly FiberCo).

On December 31, 2021, the Company does not present indications of impairment in the recorded net investment.

a)	Interest in subsidiary

As of December 31, 2020, TIM S.A. held 100% control over FiberCo (currently I-Systems).

	2021 Fiber Co (current I-Systems)	2020 Fiber Co (current I-Systems)

Number of quotas/shares held	1,000	1,000

Interest in total capital	100%	100%

Shareholders' equity at 10/31/2021	(318)	1

Net loss from January to October 2021	(318)	-

Equity in earnings until October 31, 2021	(318)	-

Amount of the investment on December 31	-	1

Changes in investments in subsidiaries:

FiberCo (current I-Systems) (subsidiary)

Balance of investment at December 31, 2020	1
Equity in earnings until October 2021	(318)
Capital increase	1,211,789
Write-off of investment	(1,211,472)
Balance of investment at November 16, 2021	-

77

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

b)	Interest in associated company

On December 31, 2021, the Company does not have subsidiaries in its corporate structure. In November 2021, TIM S.A. started having I-Systems as an affiliated company and to record the income (loss) of this company under the equity method, no longer consolidating it.

2021 I-Systems

Number of shares held	1,794,287,995

Interest in total capital	49%

Shareholders' equity	1,794,288

Net loss for the year	(22,968)

Equity in earnings	(11,254)

Investment amount	1,601,703

Change of investment in associated companies:

I-Systems (associated company)

Balance of investment at December 31, 2020	-
Revaluation of minority interest at fair value	1,612,957
Equity in earnings - November 2021 and December 2021	(11,254)
Balance of investment at December 31, 2021	1,601,703

14.	Property, plant and equipment

The balances on December 31, 2020, presented below, represent the individual and consolidated amounts. As of December 31, 2021, there are no subsidiaries, so the balances presented are individual.

Property, plant and equipment are stated at acquisition and/or construction cost, less accumulated depreciation and impairment losses (the latter only if applicable). Depreciation is calculated based on the straight-line method over terms that take into account the expected useful lives of the assets and their residual values. As of December 31, 2021, and December 31, 2020, the Company has no indication of impairment in its property, plant and equipment.

78

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

The estimated costs of dismantling towers and equipment on rented properties are capitalized and depreciated over the estimated useful lives of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability “provision for future asset retirement.” Interest incurred on updating the provision is classified within financial expenses.

Gains and losses on disposal are determined by comparing the amounts of these disposals with the book value at the time of the transaction and are recognized in “other operating expenses (revenues), net” in the statement of income.

•	Changes in property, plant and equipment

	Balance in December 2020	Additions	Write-offs (i)	Transfers	Balance in December 2021

Total cost of property, plant and equipment, gross	47,429,167	5,572,362	(3,841,851)	-	49,159,678
Commutation/transmission equipment	25,875,916	26,905	(2,920,511)	2,872,144	25,854,454
Fiber optic cables	878,100	-	(125,366)	25,778	778,512
Leased handsets	2,643,336	805	(13,495)	175,808	2,806,454
Infrastructure	6,436,572	-	(511,635)	518,348	6,443,285
Informatics assets	1,770,386	-	(46,584)	32,538	1,756,340
General use assets	902,287	-	(43,401)	57,959	916,845
Right of use in leases	8,367,895	1,591,307	(179,875)	-	9,779,327
Land	40,794	-	-	-	40,794
Construction in progress	513,881	3,953,345	(984)	(3,682,575)	783,667

Total Accumulated Depreciation	(29,328,469)	(3,951,760)	2,428,951	-	(30,851,278)
Commutation/transmission equipment	(18,130,526)	(1,983,589)	1,926,121	-	(18,187,994)
Fiber optic cables	(482,613)	(65,669)	26,077	-	(522,205)
Leased handsets	(2,398,217)	(145,661)	9,187	-	(2,534,691)
Infrastructure	(4,018,854)	(408,540)	384,239	-	(4,043,155)
Informatics assets	(1,617,970)	(58,209)	46,449	-	(1,629,730)
General use assets	(637,903)	(48,204)	36,878	-	(649,229)
Right of use in leases	(2,042,386)	(1,241,888)	-	-	(3,284,274)
Total property, plant and equipment, net	18,100,698	1,620,602	(1,412,900)	-	18,308,400
Commutation/transmission equipment	7,745,390	(1,956,684)	(994,390)	2,872,144	7,666,460
Fiber optic cables	395,487	(65,669)	(99,289)	25,778	256,307
Leased handsets	245,119	(144,856)	(4,308)	175,808	271,763
Infrastructure	2,417,718	(408,540)	(127,396)	518,348	2,400,130
Informatics assets	152,416	(58,209)	(135)	32,538	126,610
General use assets	264,384	(48,204)	(6,523)	57,959	267,616
Right of use in leases	6,325,509	349,419	(179,875)	-	6,495,053
Land	40,794	-	-	-	40,794
Construction in progress	513,881	3,953,345	(984)	(3,682,575)	783,667

(i)	Net write-offs are mainly represented by:

. R$ 1,218,340 as write-off of property, plant and equipment, which makes up part of the balance of R$ 1,211,789 of net assets that was paid-in as share capital of I-Systems (formerly FiberCo) on November 1, 2021, as described in note 1.

. R$ 179,875 in rights of use in leases due to remeasurement of contracts, including changes in the term and scope of rentals.

79

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

	Balance in December 2019	Additions	Write-offs (i)	Transfers	Balance in December 2020

Total cost of property, plant and equipment, gross	43,358,751	4,687,207	(616,791)	-	47,429,167
Commutation/transmission equipment	22,817,681	10,464	(174,249)	3,222,020	25,875,916
Fiber optic cables	813,589	-	-	64,511	878,100
Leased handsets	2,489,995	912	(7,140)	159,569	2,643,336
Infrastructure	6,096,847	92,234	(8,063)	255,554	6,436,572
Informatics assets	1,721,251	1	(9,996)	59,130	1,770,386
General use assets	859,505	1	(1,544)	44,325	902,287
Right of use in leases	6,933,416	1,849,539	(415,060)	-	8,367,895
Land	40,794	-	-	-	40,794
Construction in progress	1,585,673	2,734,056	(739)	(3,805,109)	513,881
					-
Total accumulated depreciation	(25,746,587)	(3,767,678)	185,796	-	(29,328,469)
Commutation/transmission equipment	(16,389,213)	(1,906,480)	165,167	-	(18,130,526)
Fiber optic cables	(410,567)	(72,046)	-	-	(482,613)
Leased handsets	(2,256,863)	(143,309)	1,955	-	(2,398,217)
Infrastructure	(3,593,833)	(432,549)	7,528	-	(4,018,854)
Informatics assets	(1,565,309)	(62,649)	9,988	-	(1,617,970)
General use assets	(590,658)	(48,403)	1,158	-	(637,903)
Right of use in leases	(940,144)	(1,102,242)	-	-	(2,042,386)
Total property, plant and equipment, net	17,612,164	919,529	(430,995)	-	18,100,698
Commutation/transmission equipment	6,428,468	(1,896,016)	(9,082)	3,222,020	7,745,390
Fiber optic cables	403,022	(72,046)	-	64,511	395,487
Leased handsets	233,132	(142,397)	(5,185)	159,569	245,119
Infrastructure	2,503,014	(340,315)	(535)	255,554	2,417,718
Informatics assets	155,942	(62,648)	(8)	59,130	152,416
General use assets	268,847	(48,402)	(386)	44,325	264,384
Right of use in leases	5,993,272	747,297	(415,060)	-	6,325,509
Land	40,794	-	-	-	40,794
Construction in progress	1,585,673	2,734,056	(739)	(3,805,109)	513,881

(i) The amount of R$ 415,060 is represented by remeasurement of contracts and includes changes in the term and scope of rentals and a review of the estimate in relation to low-value vehicle contracts.

80

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

The construction in progress represent the cost of projects in progress related to the construction of networks and/or other tangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets.

The lease rights of use are represented by leased agreements of identifiable assets within the scope of IFRS16 / CPC 06 (R2) standard. These rights refer to leases of network infrastructure, stores and kiosks, real estate, land (Network) and fiber, as below:

Right-of-use in lease	Network infrastructure	Shops & kiosks & real estate	Land (Network)	Fiber	Total
Balances at December 31, 2020	3,019,900	400,262	1,500,909	1,404,438	6,325,509
Additions	630,805	295,874	237,150	427,478	1,591,307
Remeasurement	(83,606)	(45,312)	(23,772)	(27,185)	(179,875)
Depreciation	(518,590)	(109,512)	(210,054)	(403,732)	(1,241,888)
Balances at December 31, 2021	3,048,509	541,312	1,504,233	1,400,999	6,495,053

Useful life – %	7.86%	9.70%	9.47%	3.24%

•	Depreciation rates
Annual fee %
Commutation/transmission equipment	08–14.29
Fiber optic cables	4–10
Leased handsets	14.28–50
Infrastructure	4–20
Informatics assets	10–20
General use assets	10–20

In 2021, pursuant to IAS 16 / CPC 27, approved by a CVM Deliberation, the Company assessed the useful life estimates for their property, plant and equipment, and concluded that there were no significant changes or alterations to the circumstances on which the estimates were based that would justify changes to the useful lives currently in use. As of December 31, 2021, and December 31, 2020, the Company has no indication of impairment in its property, plant and equipment.

15.	Intangible assets

The balances on December 31, 2020, presented below, represent the individual and consolidated amounts. As of December 31, 2021, there are no subsidiaries, so the balances presented are individual.

81

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

Intangible assets are measured at historical cost less accumulated amortization and impairment losses (if applicable) and reflect: (i) the purchase of authorizations and rights to use radio frequency bands, and (ii) software in use and/or development. Intangible assets also include: (i) infrastructure right-of-use of other companies, and (ii) goodwill on expectation of future profits in purchases of companies.

Amortization charges are calculated using the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations. The useful life estimates of intangible assets are reviewed regularly.

Financial charges on funds raised generically (with no specific allocation), used to obtain a qualifying asset, which is an asset that necessarily demands a substantial period of time to become ready for intended use is capitalized as part of this asset’s cost when it is probable that will result in future economic benefits to the Entity and such costs can be reliably measured. Within this concept, we had the capitalization of charges for the 700MHz 4G license between 2014 and 2019 and we currently have the capitalization of charges on the acquisition of the 5G license for the radio frequency not readily available and other obligations related to such radio frequency. Said capitalization occurs until the asset is considered available for use by Management, and as of that date onwards, capitalization of interest and charges on this asset ends. These costs are amortized over the estimated useful lives.

The values of permits for the operation of SMP and rights to use radio frequencies, as well as software, goodwill and others are demonstrated as follows:

(a) Changes in intangible assets

	Balance in December 2020	Additions/ Amortization	Write-offs	Transfers	Balance in December 2021

Total cost of intangible assets, gross	31,444,050	4,352,331	(1,165,840)	-	34,630,541
Right to use software	19,117,515	-	(112,626)	906,115	19,911,004
Authorizations	9,931,248	50,408	(1,737)	1,171,578	11,151,497
Goodwill (i)	1,527,220	-	(1,051,477)	-	475,743
Infrastructure right-of-use - LT Amazonas	177,866	-	-	8,355	186,221
Other assets	329,626	-	-	3,490	333,116
Intangible assets under development	360,575	4,301,923	-	(2,089,538)	2,572,960

Total Accumulated Amortization	(22,416,975)	(1,739,937)	111,450	-	(24,045,462)
Right to use software	(16,378,487)	(1,164,210)	110,679	-	(17,432,018)
Authorizations	(5,816,241)	(542,196)	771	-	(6,357,666)
Infrastructure right-of-use - LT Amazonas	(67,966)	(8,731)	-	-	(76,697)
Other assets	(154,281)	(24,800)	-		(179,081)

Total intangible assets, net	9,027,075	2,612,394	(1,054,390)	-	10,585,079
Right to use software (c)	2,739,028	(1,164,210)	(1,947)	906,115	2,478,986
Authorizations (f)	4,115,007	(491,788)	(966)	1,171,578	4,793,831
Goodwill (d)	1,527,220	-	(1,051,477)	-	475,743
Infrastructure right-of-use - LT Amazonas (e)	109,900	(8,731)	-	8,355	109,524
Other assets	175,345	(24,800)	-	3,490	154,035
Intangible assets under development	360,575	4,301,923	-	(2,089,538)	2,572,960

(i) Includes the write-off of approximately 90% of the total goodwill recorded on the acquisition of TIM Fiber SP Ltda. and TIM Fiber RJ S.A., in the amount of R$ 1,051,477.

82

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

	Balance in December 2019	Balance of merged company	Additions/ Amortization	Write-offs	Transfers	Balance in December 2020
Total cost of intangible assets, gross	29,861,788	367,571	1,215,636	(945)	-	31,444,050
Right to use software	18,184,382	-	-	(939)	934,072	19,117,515
Authorizations	9,811,794	-	32,105	(6)	87,355	9,931,248
Goodwill	1,159,649	367,571	-	-	-	1,527,220
Infrastructure right-of-use - LT Amazonas	169,327	-	8,539	-	-	177,866
Other assets	327,360	-	-	-	2,266	329,626
Intangible assets under development	209,276	-	1,174,992	-	(1,023,693)	360,575

Total Accumulated Amortization	(20,561,032)		(1,856,917)	974	-	(22,416,975)
Right to use software	(15,093,166)	-	(1,286,295)	974	-	(16,378,487)
Authorizations	(5,278,413)	-	(537,828)	-	-	(5,816,241)
Infrastructure right-of-use - LT Amazonas	(60,204)	-	(7,762)	-	-	(67,966)
Other assets	(129,249)	-	(25,032)	-		(154,281)

Total intangible assets, net	9,300,756	367,571	(641,281)	29	-	9,027,075
Right to use software (c)	3,091,216	-	(1,286,295)	35	934,072	2,739,028
Authorizations (f)	4,533,381	-	(505,723)	(6)	87,355	4,115,007
Goodwill (d)	1,159,649	367,571	-	-	-	1,527,220
Infrastructure right-of-use - LT Amazonas (e)	109,123	-	777	-	-	109,900
Other assets	198,111	-	(25,032)	-	2,266	175,345
Intangible assets under development	209,276	-	1,174,992	-	(1,023,693)	360,575

The intangible assets in progress represent the cost of projects in progress related to the intangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets. Includes 5G License acquisition values, pursuant to note 15.f.

(b) Amortization rates

Annual fee %

Software licenses	20
Authorizations	5–50
Right to use infrastructure	5
Other assets	7–10

83

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

(c) Right to use software

The costs associated with maintaining software are recognized as expense, as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the group are recognized as intangible assets when capitalization criteria are met.

Directly attributable costs that are capitalized as part of the software product are related to employee costs directly allocated in its development.

(d) Goodwill registered in previous years

The Company has the following goodwill, based on the expected future profitability on December 31, 2021 and 2020:

Goodwill from TIM Fiber SP and TIM Fiber RJ acquisitions - TIM Celular S.A (merged by Intelig, current TIM S.A) acquired, at the end of 2011, the companies Eletropaulo Telecomunicações Ltda. (which subsequently had its trade name changed to TIM Fiber SP Ltda. – “TIM Fiber SP”) and AES Communications Rio de Janeiro S.A. (which subsequently had its trade name changed to TIM Fiber RJ S.A. – “TIM Fiber RJ”). These companies were SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively. TIM Fiber SP Ltda. and TIM Fiber RJ. S.A. were merged into TIM Celular S.A. on August 29, 2012. TIM Celular S.A. recorded the goodwill allocation related to the purchase of the companies TIM Fiber SP and TIM Fiber RJ, at the end of the purchase price allocation process, in the amount of R$ 1,159,649.

In November 2021, the Company concluded the drop-down of liquid assets related to the residential broadband business linked to the secondary network infrastructure to the wholly-owned subsidiary FiberCo and sold 51% of the equity interest in FiberCo, currently named I- Systems, on behalf of IHS. Currently, due to the closing of the transaction, TIM S.A. wrote-off about 90% of the total goodwill recorded in the acquisition of TIM Fiber SP Ltda. and TIM Fiber RJ S.A. in the amount of R$ 1,051,477. As a result, IHS currently holds 51% of the share capital of I-Systems, with TIM S.A. having a minority (non-controlling) interest of 49% in I-Systems. Consequently, with the closing of this deal in November 2021, the goodwill initially recorded on the acquisition of the companies Fiber RJ and Fiber SP was reduced to R$ 108,171. This is the balance recorded on December 31, 2021.

On August 31, 2020, with the merger of TIM Participações S.A. by TIM S.A, the Company recorded the goodwill arising from the merger of the net assets of TIM Participações, which were originated in acquisition transactions as described below:

Goodwill acquisition of "Intelig" by TIM Participações – the goodwill arising from the acquisition of TIM S.A. (formerly ”Intelig") in December 2009 in the amount of R$ 210,015 is represented/based on the expectation of future profitability of the Company. Its recoverability is tested annually, through the impairment testing.

Goodwill from the acquisition of minority interests in TIM Sul and TIM Nordeste – TIM Participações S.A. (merged by TIM S.A. in August 2020) acquired in 2005, all the shares of the minority shareholders of TIM Sul and TIM Nordeste, in exchange for shares issued by TIM Participações, converting these companies into full subsidiaries. The goodwill resulting from this transaction amounted to R$ 157,556.

84

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

Impairment test

As required by the accounting standard, the Company tests goodwill on business combinations involving TIM Group companies.

The methodology and assumptions used by Management for the aforementioned impairment test is summarized below:

The management of the Company understands that the smallest unit generating cash for impairment testing of goodwill in the acquisition of the companies previously described covers the business at the consolidated level, therefore it covers the consolidated group. This methodology is aligned with the company's strategic direction. It is important to note that the results of the group are essentially represented by TIM S.A. Thus, the results of TIM S.A. are the main cash generator of the TIM Group, since the only operating company operating in Brazil is TIM S.A., and thus the Company represents a single cash-generating unit for the purpose of impairment test of assets with indefinite useful lives, pursuant to IAS 36 / CPC 01.

On December 31, 2021, the impairment test was performed by comparing the book value with the fair value minus the disposal costs of the asset, as foreseen in IAS 36 / CPC 01.

For the calculation of fair value, the level of hierarchy within which the measurement of the fair value of the asset (cash generating unit) is classified was considered. For the company, as there is only one CGU this was classified in its entirety as Level 1, for the disposal costs we consider that it is irrelevant considering the variation between the fair value level 1 and the book value of the cash generating unit.

The fair value of Level 1 financial instruments comprises the instruments traded in active markets and based on quoted market prices on the balance sheet date. A market is considered active when the quoted prices are readily and regularly available from an Exchange, distributor, broker, industry group, pricing service or regulatory agency, and these prices represent actual market transactions which occur regularly on a purely commercial basis.

Its securities are traded on BOVESPA with code (TIMS3) and have a regular trading volume that allows the measurement (Level 1) as the product between the quoted price for the individual asset or liability and the amount held by the entity.

The measurement was made based on the value of the share at the balance sheet closing date and sensitivity tests were also performed and in none of the scenarios was identified any indication of impairment, being the fair value determined higher than the book value. Therefore, being the fair value higher than the book value, it is not necessary to calculate the value in use. The effects of TIM Participações holding (incorporated by TIM S.A) on the value of the book value in 2021 were irrelevant and also its effects on the result of the Consolidated Group. Therefore, the calculations carried out at the consolidated level essentially contemplate the results and accounting balances of TIM S.A., so the management of the Company concludes that the use of the fair value less of cost of sales methodology is adequate to conclude that there is no provision for impairment since the fair value less the cost of sales is higher than the total book value of the cash generating unit.

85

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

(e) Infrastructure right-of-use - LT Amazonas

The company has signed infrastructure rights agreements with companies that operate electricity transmission lines in the Northern Region of Brazil. These contracts fall within the scope of IFRIC 4 / ICPC 3 as financial commercial leases.

Additionally, the Company has signed network infrastructure sharing agreements with Telefónica Brasil S.A., also in the North Region. In these, the two operators optimize resources and reduce their respective operating costs (note 16).

(f) Authorizations

In this item are recorded the values related to the acquisition of Lot 2 in the auction of the 700 MHz band in the amount of R$ 1,739 million, in addition to the costs related to the cleaning of the frequency of the 700 MHZ band acquired, which totaled R$1,199 million, in nominal values. As it is a long-term obligation, the amount payable of R$ 1,199 million was reduced by R$ 47 million by applying the concept of adjustment to present value (“AVP”). The aforementioned license falls under the concept of qualifying asset. Consequently, the financial charges on resources raised without a specific destination, used for the purpose of obtaining a qualifying asset, were capitalized between the years 2014 to 2019.

In 2021, the Company recorded the values related to the acquisition of the 5th Generation (“5G”) mobile telephony radio frequencies. In November 2021, TIM participated in the 5G Auction and was the winner of several lots in the 2.3GHz, 3.5Ghz and 26Ghz radio frequency bands. These licenses will be paid over a period of 10 to 20 years, subject to the Selic rate. In December 2021, the Company signed the Terms of Authorization for these radio frequencies, generating the accounting of an intangible asset related to the licenses in the amount of R$ 884 million and the obligations related to said licenses (among them, disbursements with costs of the public notice and disbursement obligations with the management entities described below) in the amount of R$ 2,680 million.

Aiming to fulfill the additional obligations, the Company foresees, according to the notice, that there will the constitution of managing entities, which are only intended to fulfill the commitments provided for in the Auction. The companies that win the Auction must disburse only the amounts provided for in the public notice so that such entities comply with the defined obligations. There are additional obligations provided for related to 3.5GHz radio frequency (the band cleaning obligation, interference solution, among others), which must be complied with by the Band Management Entity (“EAF”), and related to 26GHz radio frequency (connectivity project for public schools), which must be complied with by the Entity Managing the Connectivity of Schools (“EACE”).

The 2.3GHz and 26GHz radio frequencies are readily available for use by the Company (operating assets), generating the registration in “Authorizations” of the amounts related to the licenses (R$ 614 million) and the obligations related to the 26GHz license, which will be fulfilled through EACE (R$ 550 million). The disbursements with EACE (R$ 633 million), provided for in the Public Notice, will occur in 5 semi-annual installments between 2022 and 2024, and are monetarily restated by the IGP-DI. The Company evaluated the application of the concept of adjustment to present value (“AVP”) upon initial recognition (R$ 83 million).

The 3.5GHz radio frequency is not readily available, requiring spectrum cleaning activities to be available for use, and, thus, it is registered in assets in progress (R$ 270 million). Therefore, the obligations related to this activity, to be carried out by EAF (R$ 2,104 million) are also recorded under assets in progress. The disbursements with EAF, provided for in the Notice, will occur in 2 installments throughout the year 2022, and are restated by the IGP-DI.

Furthermore, as described above, the Company capitalizes loan costs for qualifying assets that require a substantial period of time to be in a condition for use as intended by Management. This concept includes the 3.5GHz radio frequency. On December 31, 2021, the Company recorded R$ 1 million in intangible assets referring to Selic interest incurred on the 3.5GHz radio frequency and R$ 19 million related to the monetary restatement of amounts due to EAF. Said balances are recorded under assets in progress.

86

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

Thus, the total effect on the Company’s intangible assets in 2021 referring to 5G radio frequencies and related obligations was R$ 3,584 million, of which R$ 2,394 in assets in progress and R$ 1,190 million in Authorizations.

16.	Leases

The balances on December 31, 2020, presented below, represent the individual and consolidated amounts. As of December 31, 2021, there are no subsidiaries, so the balances presented are individual.

Leases that the Company, as a lessee, holds substantially all the risks and rewards of ownership are classified as finance leases. They are capitalized at the lease's commencement at the lower of the fair value of the leased asset and the present value of payments provided for in contract, and lease liability as a counterparty. Interest related to the leases is taken to income as financial costs over the term of the contract.

Leases in which the Company, as a lessor, transfers substantially all the risks and rewards of ownership to the other party (lessee) are classified as finance leases. These lease values are transferred from the intangible assets of the Company and are recognized as a lease receivable at the lower of the fair value of the leased item and/or the present value of the receipts provided for in the agreement. Interest related to the lease is taken to income as financial revenue over the contractual term.

Asset leases are financial assets or liabilities classified and/or measured at amortized cost.

Assets

	2021	2020
LT Amazonas	166,944	162,198
Subleases - Stores – IFRS 16	76,177	-
	243,121	162,198

Current portion	(30,076)	(5,357)
Non-current portion	213,045	156,841

The table below presents the schedule of cash receipts for the agreement currently in force, representing the estimated receipts (nominal values) in the signed agreements. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

	Up to December 2022	Jan 2023–Dec 2026	Jan 2027 onwards	Nominal values	Present value
	55,939	167,320	176,895	400,154	243,121
LT Amazonas (i)	26,124	106,491	176,895	309,510	166,944
Subleases - Stores – IFRS 16 (ii)	29,815	60,829	-	90,644	76,177

87

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

(i) LT Amazonas

As a result of the contract signed with LT Amazonas, the Company signed network infrastructure sharing agreements with Telefónica Brasil S.A. In these agreements, the company and Telefónica Brasil S.A. share investments made in the Northern Region of Brazil. The company has monthly amounts receivable from Telefónica Brasil S.A. for a period of 20 years, adjusted annually by the IPC-A. The discount rate used to calculate the present value of the installments due is 12.56% per annum, considering the date of signing the agreement.

(ii) Subleases - Stores - IFRS 16

The Company, due to sublease agreements for third parties in some of its stores, recognized the present value of short and long term receivables, which are equal in value and term to the liability cash flows of the contracts called “resale stores.” The impact on lease liabilities is reflected in “Leases - Stores & Kiosks.”

Liabilities

	2021	2020

LT Amazonas (i)	302,091	290,385
Sale of Towers (leaseback) (ii)	1,507,629	1,256,410
Other (iv)	142,458	115,027
Sub-total	1,952,178	1,661,822

Other leases (iii):
Leases – Network Infrastructure	3,345,930	3,252,463
Leases - Shops & kiosks & real estate	653,422	434,990
Leases - Land (Network)	1,657,345	1,606,567
Leases – Fiber	1,454,664	1,422,993
Subtotal lease IFRS 16 / CPC 06 (R2)	7,111,361	6,717,013
Total	9,063,539	8,378,835

Current portion	(1,269,878)	(1,054,709)
Non-current portion	7,793,661	7,324,126

The amount of interest paid in the year ended December 31, 2021 related to IFRS 16 / CPC 06 (R2) is R$ 599,296 (R$ 567,261 in the year ended December 31, 2020).

Changes to the lease liabilities are shown in note 37.

The table below presents the future payment schedule for the agreements in force, representing the estimated disbursements (nominal values) in the signed agreements. These nominal balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

88

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

	Up to December 2022	Jan 2023–Dec 2026	Jan 2027 onwards	Nominal values	Present value

Total - Lease liability	2,139,718	6,431,022	5,898,599	14,469,339	9,063,539

LT Amazonas (i)	57,349	202,271	336,138	595,758	302,091
Sale and leaseback of Towers (ii)	245,800	992,299	2,135,989	3,374,088	1,507,629
Other (iv)	28,348	112,493	142,458	283,299	142,458
Total other leases (iii)	1,808,221	5,123,959	3,284,014	10,216,194	7,111,361
Leases – Network infrastructure	752,818	2,450,689	1,735,619	4,939,126	3,345,930
Leases - Shops & kiosks & real estate	183,468	440,996	356,198	980,662	653,422
Leases - Land (Network)	340,099	1,135,266	1,192,197	2,667,562	1,657,345
Leases – Fiber	531,836	1,097,008	-	1,628,844	1,454,664

i) LT Amazonas

executed agreements for the right to use the infrastructure of companies that operate electric power transmission lines in Northern Brazil (“LT Amazonas”). The terms of these agreements are for 20 years, counted from the date on which the assets are ready to operate. The contracts provide for monthly payments to the electric power transmission companies, restated annually at the IPCA.

The discount rate used to calculate the present value of the installments due is 14.44% per annum, considering the signing date of agreements with transmission companies.

ii) Sale and leaseback of Towers

The Company entered into two Sales Agreements with American Tower do Brasil Cessão de Infraestruturas Ltda. (“ATC”) in November 2014 and January 2015 for up to 6,481 telecommunications towers then owned by TIM Celular, for an amount of approximately R$ 3 billion, and a Master Lease Agreement (“MLA”) for part of the space on these towers for a period of 20 years from the date of transfer of each tower, under a sale and leaseback transaction, with a provision for monthly rental amounts depending on the type of tower (greenfield or rooftop). The sales agreements provided for the towers to be transferred in tranches to ATC, due to the need to meet certain conditions precedent.

In total, 5,873 transfers of towers occurred, being 54, 336 and 5,483 in the years 2017, 2016 and 2015, respectively. This transaction resulted in a sales amount of R$ 2,651,247, of which R$ 1,088,390 was booked as deferred revenue and will be amortized over the period of the contract (note 23).

The discount rates used at the date of the transactions, ranging from 11.01% to 17.08% per annum, were determined based on observable market transactions that the company (the lessee) would have to pay on a similar lease and/or loan.

(iii) Other leases:

In addition to lease agreements mentioned above, the Company also has lease agreements that qualify within the scope of IFRS 16 / CPC 06 (R2).

89

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

The present value, principal and interest value on December 31, 2021 for the above contracts was estimated month-to-month, based on the average incremental rate of the Company’s loans, namely 8.94% (9.06% in 2020).

(iv) It is substantially represented by lease transactions in transmission towers.

The lease amounts considered low value or lower in the 12-month period recognized as rental expense on December 31, 2021 is R$ 36,310 (R$ 28,523 on December 31, 2020).

17.	Other amounts recoverable

The balances on December 31, 2020, presented below, represent the individual and consolidated amounts. As of December 31, 2021, there are no subsidiaries, so the balances presented are individual.

These refer to Fistel credit amounts arising from the reduction of the client base, which may be offset by future changes in the base, or used to reduce future obligations, and are expected to be used in the reduction of the TFF contribution (operating supervision fee) due to Fistel.

As of December 31, 2021, this credit is R$ 28,661 (R$ 43,906 as of December 31, 2020).

18.	Supplier

The balances on December 31, 2020, presented below, represent the individual and consolidated amounts. As of December 31, 2021, there are no subsidiaries, so the balances presented are individual.

Accounts payable to suppliers are obligations payable for goods or services that were acquired in the usual course of business. They are initially recognized by fair value and subsequently measured by amortized cost using the effective interest rate method. Given the short maturity of these obligations, in practical terms, they are usually recognized at the value of the corresponding invoice.

	2021	2020

	3,267,404	3,128,732

Local currency	3,063,458	2,932,486
Suppliers of materials and services (i)	2,966,897	2,839,547
Interconnection (ii)	65,464	64,066
Roaming (iii)	212	212
Co-billing (iv)	30,885	28,661

Foreign currency	203,946	196,246
Suppliers of materials and services (i)	153,082	148,888
Roaming (iii)	50,864	47,358

Current portion	3,267,404	3,128,732

90

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

(i) Represents the amount to be paid to suppliers in the acquisition of materials and in the provision of services applied to the tangible and intangible asset or for consumption in the operation, maintenance and administration, in accordance with the terms of the contract between the parties.

(ii) Refers to as the use of the network of other fixed and mobile operators such cases where calls are initiated on the TIM network and terminated on the other operators.

(iii) Refers to calls made when the customer is outside their registration area and is considered a visitor on the other network.

(vi) Refers to calls made by the customer when choosing another long-distance operator.

19.	Authorizations payable

The balances on December 31, 2020, presented below, represent the individual and consolidated amounts. As of December 31, 2021, there are no subsidiaries, so the balances presented are individual.

	2021	2020

Renewal of authorizations (i)	191,329	188,498
Updated ANATEL liability (ii)	164,269	146,949
Authorizations payable (iii)	3,525,489	-
	3,881,087	335,447
Current portion	(2,630,169)	(102,507)
Non-current portion	1,250,918	232,940

(i)	To provide the SMP, the Company obtained authorizations of the right to use radio frequency for a fixed term, renewable for another 15 (fifteen) years. In the option for the extension of the right of this use, it is due the payment of the amount of 2% on the net revenue of the region covered by the authorization that ends each biennium. On December 31, 2021, the Company had balances falling due related to renovation of authorizations in the amount of R$ 191,329 (R$ 188,498 on December 31, 2020).

(ii)	On December 5, 2014, the company signed the authorization term of the 700 MHz band and paid the equivalent of R$1,678 million, recording the remaining balance in the amount of R$ 61 million as commercial liability, according to the payment method provided for in the notice.

On June 30, 2015, the company filed a lawsuit questioning the collection of the excess nominal value of R$ 61 million (R$ 164 million on December 31, 2021) which is still pending trial.

(iii)	As described in note 15.f, in November 2021, TIM participated in the 5G Auction of the 2.3GHz, 3.5Ghz and 26Ghz radio frequency bands for the deployment of the 5th Generation mobile telephony, winning several lots in these radio frequencies. In December 2021, the Authorization Terms were signed, characterizing the actual acquisition of the right over the lots of these radio frequencies.

For the amounts related to radio frequencies (R$ 884 million upon initial registration), Selic interest is levied, and the Company will make annual payments for a period of 20 years. Regarding amounts related to disbursement obligations with EAF and EACE entities (R$ 2,737 million upon initial registration, of which R$ 2,654 million net of adjustment do present value), there is a monetary restatement by IGP-DI, and disbursements will occur between 2022 and 2024. As of December 31, 2021, the outstanding balance is 3,525 million.

91

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

The authorizations payable on December 31, 2021 due in long-term is in accordance with the following schedule:

2023	406,371
2024	141,151
2025	46,535
2026	46,535
2027	46,535
2028	46,535
2029	46,535
2030	46,535
2031	46,535
1,250,918

The primary authorizations held by TIM S.A. on December 31, 2021, as well as their expiration dates, are shown in the table below:

Maturity date
Terms of authorization	450 MHz	800 MHz, 900 MHz and 1,800 MHz	Additional frequencies 1800 MHz	1900 MHz and 2100 MHz (3G)	2500 MHz V1 band (4G)	2500 MHz (P band**) (4G)	700 MHz (4G)	2.3 GHz (5G)	3.5 GHz (5G)	26 GHz (5G)
Amapá, Roraima, Pará, Amazonas and Maranhão	-	Mar 2031*	Apr 2023	Apr 2023	Oct 2027	Part of AR92 (PA), Feb 2024*	Dec 2029	-	Dec 2041	Dec 2031
Rio de Janeiro and Espírito Santo	Oct 2027	Mar 2031*	ES, Apr 2023	Apr 2023	Oct 2027	Part of AR21 (RJ), Feb 2024*	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except county of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná	PR, Oct 2027	Mar 2031*	Apr 2023	Apr 2023	Oct 2027	Part of AR61 (DF), Feb 2024*	Dec 2029	South – Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
São Paulo	-	Mar 2031*	Countryside, Apr 2023	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)

92

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

Paraná (except counties of Londrina and Tamarana)	Oct 2027	Sep 2022*	Apr 2023	Apr 2023	Oct 2027	AR41, except Curitiba and the Metropolitan Region, Feb 2024* AR41, Curitiba and Metropolitan Region, July 2031	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Santa Catarina	Oct 2027	Sep 2023*	Apr 2023	Apr 2023	Oct 2027	-	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
County and region of Pelotas, in the state of Rio Grande do Sul	-	Apr 2024*	-	Apr 2023	Oct 2027	-	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Pernambuco	-	May 2024*	-	Apr 2023	Oct 2027	Part of AR81, July 2031	Dec 2029	-	Dec 2041	Dec 2031
Ceará	-	Nov 2023*	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Paraíba	-	Dec 2023*	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Rio Grande do Norte	-	Dec 2023*	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Alagoas	-	Dec 2023*	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Piauí	-	Mar 2024*	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Minas Gerais (except the counties of Sector 3 of the PGO for 3G radio frequencies, leftovers and 5G)	-	Apr 2028*	Apr 2023	Apr 2023	Oct 2027	Part of AR31, Feb 2030*	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Bahia and Sergipe	-	Aug 2027*	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031

* Terms already renewed for 15 years.

** Only complementary areas in specific states.

20.	Loans and financing

The balances on December 31, 2020, presented below, represent the individual and consolidated amounts. As of December 31, 2021, there are no subsidiaries, so the balances presented are individual.

They are classified as financial liabilities measured at amortized cost, being represented by non-derivative financial liabilities that are not usually traded before maturity.

At the initial recognition they are recorded by their fair value, and after initial recognition, they are measured by the effective interest rate method. Appropriations of financial expenses according to the effective interest rate method are recognized in income, under financial expenses.

Description	Currency	Charge	Maturity	December 2021	December 2020
KFW Finnvera (ii)	USD	Libor 6M+ 0.75% p.a.	Jan 2024–Dec 2025	278,176	344,125
BAML (ii)	EUR	0.2790% p.a.	Aug 2021	-	570,844
Scotia¹ (ii)	USD	1.2410–1.7340% p.a.	Apr 2024	559,650	1,030,761
BNP Paribas (ii)	USD	2.8220% p.a.	Jan 2022	428,793	399,302
BNP Paribas (ii)	BRL	7.0907% p.a.	Jan 2024	515,166	-
Debêntures² (ii)	BRL	IPCA + 4.1682% p.a. (i)	June 2028	1,667,399	-
BNDES (i)	BRL	IPCA + 4.2283% p.a.	Nov 2031	396,281	-
Total				3,845,465	2,345,032
Current				(538,450)	(1,689,385)
Non-current				3,307,015	655,647

¹ The outstanding debt rate on December 31, 2021 with Scotia Bank is 1.4748% p.a.

² The automatic decrease of up to 0.25bps is estimated in remunerative interest will comply with sustainable targets established in the indenture.

93

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

Insurances

(i) Certain receivables from TIM S.A.;

(ii) Do not have a guarantee.

The Company's financing, contracted with BNDES, was obtained for the expansion of the mobile telephone network and has restrictive contractual clauses that provide for the fulfilment of certain financial and non-financial rates calculated every six months. In February 2020, the company made the full prepayment of financing obtained from BNDES, active at that time; however, there are still contracts in effect with the bank regulating the lines of credit available for withdrawal that are shown in the table below: Financial indices are: (1) Shareholders' equity over total assets; (2) EBITDA on net financial expenses; (3) Total financial debt on EBITDA and (4) Short-term net financial debt to EBITDA. The Company has been complying with all the established ratios.

In April 2021, the Company contracted a new loan with The Bank of Nova Scotia, in the amount of R$ 572 million, at the cost of CDI + 1.05% p.a. and a 3-year term. The operation aimed to strengthen the Company's cash for working capital.

In April 2021, the Company contracted a new loan with BNP Paribas, in the amount of R$ 500 million, at the cost of CDI + 1.07% p.a. and a 2.9-year term. The operation aimed to strengthen the Company's cash for working capital.

In June 2021, the Company carried out the second issue of simple, non-convertible, unsecured debentures, carried out pursuant to CVM Instruction No. 476, in the amount of R$ 1,600 million. The debentures have a sustainable component that allows them to be qualified as sustainability-linked and, in case of compliance with the sustainable targets established in the indenture, the remunerative interest of IPCA + 4.1682% p.a. can be automatically reduced by up to 0.25bps. The debentures will bear semiannual interest and amortization will take place, respectively, in the 5th, 6th and 7th year. The issue was aimed at financing projects for the implementation, expansion and modernization of fixed and mobile networks in different technologies, including 5G, and falls within the provisions of Law No. 12431 of June 24, 2011. Within the scope of this operation, the Company elected to sign an interest rate swap contract for hedging purposes, at the cost of CDI + 0.95% per annum. During the term of the operation, compliance with the financial ratio of Net debt to EBITDA, an indicator that has been met to date, must also be observed.

In November 2021, the Company obtained from BNDES the FINAME credit facility in the total available amount of R$ 390 million, at the cost of IPCA + 4.2283% p.a. and a total term of 10 years with a 3-year grace period to start of amortization. The Company elected to sign an interest rate swap contract for hedging purposes, at the final cost of 96.95% of CDI.

94

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

The table below shows the position of financing and available lines of credit:

Type	Currency	Term	Term	Remaining value	Amount used until 30 September 2020	Amount used up to December 31, 2021
BNDES (i)	TJLP	May 2018	Mar 2022	1,090,000	1,090,000	-
BNDES (ii)	TJLP	May 2018	Mar 2022	20,000	20,000	-
FINAME (iii)	IPCA	Mar 2019	Mar 2022	390,000	-	390,000
BNB (iv)	IPCA	Jan 2020	June 2023	752,479	752,479	-
Total R$:				2,252,479	1,862,479	390,000

Objective:

(i)	Support to TIM's investment plan for the years 2017 to 2019 including, but not limited to, the acquisition of National equipment
(ii)	Investments in social projects within the community
(iii)	Exclusive application in the acquisition of machinery and equipment, industrial systems and/or other components of national manufacture.
(iv)	Support to TIM's investment plan for the years 2020 to 2022 in the region of operation of Banco do Nordeste do Brasil

Loans and financing on December 31, 2021 due in long-term is in accordance with the following schedule:

2023	88,818
2024	1,125,526
2025	80,712
2026	615,727
2027	615,727
2028	618,006
2029	55,714
2030	55,714
2031	51,071
3,307,015

The nominal value of the loans and financing is consistent with their respective payment schedule.

Nominal value

2022	538,450
2023	88,818
2024	1,125,526
2025	80,712
2026	615,727
2027	615,727
2028	618,006
2029	55,714
2030	55,714
2031	51,071
3,845,465

95

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

Fair value of loans

In Brazil, there is no consolidated long-term debt market with the characteristics verified in the financing obtained from KFW Finnvera, which has the Finnish development agency Finnvera as guarantor. Both are financing for the purchase of equipment and, therefore, have a character of subsidy and promotion of commercial activity between the company and certain suppliers. For the purposes of fair value analysis, considering the characteristics of this transaction, the company understands that its fair value is equal to that recorded on the balance sheet.

With respect to proceeds contracted with the Bank of Nova Scotia, BNP Paribas, Debentures and BNDES, the fair value of these loans is considered to be the present value of the active tip of the swap contracts that protect the company from changes in exchange rates and interest. The fair value of the operations on December 31, 2021 is, respectively, R$ 563,259, R$ 524,422, R$ 1,635,203 and R$ 384,073.

21.	Indirect taxes, fees and contributions payable

The balances on December 31, 2020, presented below, represent the individual and consolidated amounts. As of December 31, 2021, there are no subsidiaries, so the balances presented are individual.

	2021	2020

Indirect taxes, fees and contributions payable	1,421,955	938,880

Value added tax on goods and services - ICMS	303,721	359,498
ANATEL’s taxes and fees (i)	1,042,933	509,087
Imposto sobre Serviço [Service tax] - ISS	66,075	66,082
Other	9,226	4,213

Current portion	(1,418,682)	(935,778)
Non-current portion	3,273	3,102

(i) In 2020, to minimize the impacts of the pandemic, Provisional Act 952, dated April 15, 2020, was enacted, authorizing the postponement of payment of taxes, such as TFF, Condecine and CFRP, in the amount of R$ 790 million, to August 31, 2020. In the third quarter of 2020, the Company made a partial payment in the amount of R$ 300 million referring to CFRP and Condecine, but due to a preliminary injunction in court, there was no need to pay the Fistel (TFF), which remains outstanding until the final and unappealable decision.

In 2021, there was the partial payment of fees of approximately R$ 300 million related to CFRP and Condecine and the remaining amount of R$ 480 million related to 2021 Fistel (TFF) remains suspended, with no defined date for payment based on injunction also issued by the Regional Court of the 1st Region.

During 2021, there was the recognition of R$ 51.2 million in default interest on Fistel (TFF) amounts related to fiscal years 2020 and 2021 with suspended payment by preliminary injunction.

96

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

22.	Recoverable direct taxes, fees and contributions

The balances on December 31, 2020, presented below, represent the individual and consolidated amounts. As of December 31, 2021, there are no subsidiaries, so the balances presented are individual.

Current income tax and social contribution charges are calculated on the basis of the tax laws enacted, or substantially enacted, up to the balance sheet date.

The legislation allows companies to opt for quarterly or monthly payment of income tax and social contribution. In 2021, the Company has chosen to make the quarterly payment of income tax and social contribution.

	2021	2020

Recoverable direct taxes, fees and contributions	258,340	508,743

Income tax (IR) and social contribution (CS) (i)	186,294	313,145
PIS/COFINS [Social integration program/Social security]	41,916	154,353
Other (ii)	30,130	41,245

Current portion	(245,113)	(296,299)
Non-current portion	13,227	212,444

(i) The variation is related to the changes in the calculation of the Annual Taxable Income by the Quarterly Taxable Income. Thus, the amount presented in December 2020 comprised the IRPJ and CSLL due between January and December of that year, while in 2021 the liabilities presented represent only the amount due in the fourth quarter.

(ii) The breakdown of this account mainly refers to the company's adhesion to the Tax Recovery Program - REFIS from 2009 for payment of installments of the outstanding debts of federal taxes (PIS – Social Integration Program, COFINS – Contribution to Social Security Financing, IRPJ – Corporate Income Tax and CSLL – social contribution on Net Profit), whose final maturity will be on October 31, 2024.

23.	Deferred revenue

The balances on December 31, 2020, presented below, represent the individual and consolidated amounts. As of December 31, 2021, there are no subsidiaries, so the balances presented are individual.

	2021	2020

Deferred revenue	886,340	1,021,924

Prepaid services (i)	118,795	189,482
Government grants (ii)	11,184	24,732
Anticipated revenue	8,522	11,163
Deferred revenues on sale of towers (iii)	734,826	788,921
Contractual liabilities (iv)	13,013	7,626

Current portion	(197,179)	(266,436)
Non-current portion	689,161	755,488

97

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

(i) Referring to the recharge of voice credits and data not yet used by customers relating to prepaid system services that are appropriate to the result when the actual use of these services by clients.

(ii) Referring to the release of resources related to the financing line with BNDES (Investment Support Program-BNDES PSI). The sum of grants granted by BNDES up to December 31, 2021 is R$ 203 million and the outstanding amount on December 31, 2021 is R$ 11,184 (R$ 24,732 on December 31, 2020). This amount is being amortized by the lifespan of the asset being financed and appropriated in the group of “other net revenues (expenses)” (note 29).

(iii) Referring to the amount of revenue to be appropriated by the sale of the towers (note 16).

(iv) Contracts with customers. The table below includes information on the portion of trade accounts receivable, from which contractual assets and liabilities originate.

2021

Accounts receivable included in trade accounts	2,051,120
Contractual assets	15,340
Contractual liabilities	(13,013)

The contracts with customers gave rise to the allocation of discounts under combined loyalty offers, where the discount may be given on equipment and / or service, generating a contractual asset or liability, respectively, depending on the nature of the offer in question.

Summary of the main variations in the year.

Contractual assets (liabilities)

Balance at December 31, 2020	7,288
Additions	8,800
Write-offs	(13,761)
Balance at December 31, 2021	2,327

The balances of contractual assets and liabilities are expected to be realized according to the table below:

	2022	2023
Contractual assets (liabilities)	3,685	(1,358)

The Company in line with paragraph 121 of IFRS 15, is not presenting the effects of information on customer contracts with terms of duration of less than 1 year.

98

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)
24.	Provision for judicial and administrative proceedings

The balances on December 31, 2020, presented below, represent the individual and consolidated amounts. As of December 31, 2021, there are no subsidiaries, so the balances presented are individual.

The company is an integral part in judicial and administrative proceedings in the civil, labor, tax and regulatory spheres, which arise in the normal course of its business.

The provision is constituted based on the opinions of the company's legal advisors and management, for amounts considered sufficient and adequate to cover losses and risks considered probable. Situations where losses are considered probable and possible are recorded and disclosure, respectively, by their updated values, and those in which losses are considered remote are not disclosed.

The provision for judicial and administrative proceedings constituted, updated, is composed as follows:

	2021	2020

Provision for judicial and administrative proceedings	960,881	886,947

Civil (a)	309,019	245,432
Labor (b)	192,132	213,026
Tax (c)	429,951	399,288
Regulatory (d)	29,779	29,201

The changes in the provision for judicial and administrative proceedings are summarized below:

	December 2020	Additions, net of reversals	Payment	Currency update	December 202

	886,947	278,789	(316,804)	111,949	960,881

Civil (a)	245,432	175,715	(194,501)	82,373	309,019
Labor (b)	213,026	71,961	(98,730)	5,875	192,132
Tax (c)	399,288	31,078	(23,539)	23,124	429,951
Regulatory (d)	29,201	35	(34)	577	29,779

	December 2019	Balance company incorporated	Additions, net of reversals	Payment	Currency update	December 2020

	703,522	125,956	333,724	(413,634)	137,379	886,947

Civil (a)	208,202	4,501	224,416	(266,872)	75,185	245,432
Labor (b)	208,224	45,691	63,649	(138,899)	34,361	213,026
Tax (c)	254,833	75,646	48,897	(7,792)	27,704	399,288
Regulatory (d)	32,263	118	(3,238)	(71)	129	29,201

99

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

The company is subject to several legal actions and administrative procedures proposed by consumers, suppliers, service providers and consumer protection agencies and treasury agencies, which deal with various matters that arise in the normal course of the entities' business. The main processes are summarized below:

a.	Civil proceedings

a.1 Consumer lawsuits

The company is a party in lawsuits related to various claims filed by consumers, in the judicial and administrative spheres. The aforementioned actions in the amount provisioned of R$ 150,881 (R$ 139,429 on December 31, 2020) refer mainly to alleged improper collection, cancellation of contract, quality of services, unilateral contract amendment and undue negative entry.

a.2 Consumer Protection Agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, and among other topics, discusses: (i) alleged failures in the provision of network services; (ii) questions of quality in service; (iii) alleged violations of the SAC [customer service hotline] decree; (iv) alleged contractual violations; (v) alleged misleading advertising and; (vi) discussion of the collection of loyalty fines, in cases of theft and theft of the device. The amounts involved are equivalent to R$ 116,985 (R$ 51,713 on December 31, 2020).

a.3 Former trading partners

TIM is a defendant in lawsuits proposed by former trade partners claiming, among others, amounts on the basis of alleged non-compliance with agreements. The amounts involved are equivalent to R$ 20,708 (R$ 18,634 on December 31, 2020).

a.4 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (i) share subscription; (ii) claims for civil liability indemnification; (iii) alleged breach of contract and; (iv). The amounts involved are equivalent to R$ 20,089 (R$ 33,682 on December 31, 2020).

a.5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents who discuss aspects related to licensing, among which environmental licensing and infrastructure licensing (installation/operation). The amounts involved and provisioned are equivalent to R$ 356 (R$ 610 on December 31, 2020).

a.6 ANATEL

The Company is a party to lawsuits in front of ANATEL, in which it is discussed: (i) debit related to the collection of 2% of revenues from Value - Added Services-VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies and (iii) alleged non-compliance with service quality targets. No correspondent amount on December 31, 2021 (R$ 1,364 on December 31, 2020).

100

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

b. Labor lawsuits

These are processes involving several labor claims filed by both former employees, in relation to matters such as salary differences, leveling, payments of variable compensation, additional legal and working hours, as well as by former employees of service providers, all of whom, taking advantage of the labor laws in force require it to keep the Company in compliance with labor obligations does not abide by contractors hired for that purpose.

From the total of 1,314 Labor claims on December 31, 2021 (1,873 on December 31, 2020) filed against the company, the majority relate to claims involving former employees of service providers followed by lawsuits from employees of their own. The provisioning of these claims totals R$ 192,132 updated monetarily (R$ 213,026 as of December 31, 2020).

c. Tax lawsuits

	2021	2020
Federal Taxes	202,743	182,146
State Taxes	145,436	135,891
Municipal Taxes	7,626	5,633
TIM S.A. processes (Purchase price allocation)	74,146	75,618
	429,951	399,288

The total recorded provision is substantially composed of the following processes whose indicated values are estimated by the indices established by the federal government for late taxes, being linked to the variation in the SELIC rate.

Federal taxes

The provision is substantially composed of the following processes:

(i)	The provision for TIM S.A. supports sixty-four proceedings, relating to questions involving the impact on operations of CIDE, CPMF, CSLL, IRRF, spontaneous denunciation of the fine in the payment of FUST and ancillary obligations. Of this total, the amounts involved in the legal proceedings that seek recognition of the right not to collect the CPMF allegedly incident on simultaneous transactions of purchase and sale of foreign currency and exchange of account ownership arising from corporate incorporation, whose provisioned values, updated, equal to R$ 8,510 (R$ 8,355 on December 31, 2020), as well as the amount related to the fine and interest 2009, where the benefit of spontaneous denunciation is not being recognized, whose provisioned and updated value is R$ 15,149 (R$ 14,771 on December 31, 2020).

(ii)	The Company constituted a provision for a process aimed to collecting the pension contribution withheld at the rate of 11% to which, allegedly, payments made by the company to other legal entities should have been submitted as remuneration for various activities, whose provisioned and updated value is R$ 39,554 (R$ 38,584 on December 31, 2020).

(iii)	Additionally, in the second quarter of 2019, the Company constituted the provision for the FUST process, which seeks the unconstitutionality and illegality of the collection of FUST (Telecommunications Services Universalization Fund). Lawsuit for the recognition of the right not to collect Fust, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Dedicated Line Industrial Exploitation), as well as the right not to suffer the retroactive collection of the differences determined due to not observing sum 7/2005 of ANATEL, in the amount of R$ 60,382 (R$ 58,988 on December 31, 2020).

101

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)
(iv)	The company made a provision for federal compensation processes arising from a repurchase carried out in 2006, for which the documentary support was not robust enough after appraisals carried out. The provisioned and updated value is R$ 18,579 (R$ 5,313 on December 31, 2020).

State Taxes

The provision is substantially composed of the following processes:

The provision of the TIM S.A. in support of ninety-one cases, among which the following stand out: (i) the amounts involved in the proceedings, that the question of the reversal of the amounts payable for the ICMS tax, as well as the supporting documentation for the verification of the loan are appropriate for a Company whose values are recorded up-to-date, amounting to R$ 41,352 (R$ 36,491 on December 31, 2020), (ii) the amount not offered to tax for the provision of telecommunications services, which is up-to-date, equals to R$ 5,291 (R$ 5,135 on December 31, 2020), as well as (iii) the charges on the grounds of supposed differences in both the inputs as the output of goods in the process of the withdrawal amount of the inventory, whose values are updated to the equivalent of R$ 16,216 (R$ 15,751 on December 31, 2020); (iv) amounts allegedly improperly credited relating to CIAP credits, whose updated amounts are equivalent to R$ 16,374 (R$ 14,912 as of December 31, 2020) and (v) credits related to tax substitution operations, whose updated amounts are equivalent to R$ 22,183 without equivalence on December 31, 2020. (vi) alleged lack of collection or alleged misappropriation of credits related to ICMS rate difference (DIFAL), whose restated amounts are equivalent to R$ 13,963 (without equivalence on December 31, 2020).

Municipal Taxes

It is also worth noting the amounts involved in the assessments that questions the withholding and collection of the ISS-source of third-party services without employment relationship, as well as the collection of its own ISS corresponding to services provided in co-billing.

PPA TIM S.A.

There are tax lawsuits arising from the acquisition of former Intelig (current TIM S.A.) due to the former parent company of the TIM Participações group, which comprise the process of allocating the acquisition price of the former Intelig and amount to R$ 74,146 (R$ 75,618 as of December 31, 2020).

d. Regulatory processes

ANATEL initiated administrative proceedings against the company for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization and; (iii) non-compliance with the SMP and STFC regulations, among others.

On December 31, 2021, the amount indicated for the procedures for the determination of non-compliance with obligations (“PADOs”), considering the inflation adjustment, classified with risk of probable loss is R$ 29,779 (R$ 29,201 on December 31, 2020).

e. Judicial and administrative proceedings whose losses are assessed as possible

The company has actions of a civil, labor, tax and regulatory nature involving risks of loss classified by its legal advisers and the administration as possible, for which there is no provision for legal and administrative proceedings constituted, and no adverse material effects are expected in the financial statements, according to the values presented below:

102

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

	2021	2020

	18,140,556	18,147,562

Civil (e. 1)	1,292,202	1,101,332
Labor and Social Security (e. 2)	392,035	340,801
Tax (e. 3)	16,309,439	16,586,353
Regulatory (e. 4)	146,880	119,076

Legal and administrative proceedings whose losses are assessed as possible and monitored by Management are disclosed at their updated values.

The main actions with risk of loss classified as possible are described below:

e.1. Civil

	2021	2020
Consumer actions (e. 1. 1)	160,696	220,347
ANATEL (e.1.2)	258,683	223,066
Consumer protection bodies (e.1.3)	493,806	160,279
Former trading partners (e.1.4)	216,054	193,529
Environmental and infrastructure (e.1.5)	99,743	154,187
Other (e.1.6)	63,220	149,924
	1,292,202	1,101,332

e. 1. 1 Actions filed by consumers

They mainly refer to actions for alleged improper collection, cancellation of contract, quality of services, defects and failures in the delivery of devices and undue negative entry.

e.1.2 ANATEL

The Company is a party to lawsuits in front of ANATEL, in which it is discussed: (i) debit related to the collection of 2% of revenues from Value - Added Services-VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies and (iii) alleged non-compliance with service quality targets.

e.1.3 Consumer protection agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, and among other topics, discusses: (i) alleged failures in the provision of network services; (i) alleged failure in the delivery of handsets; (iii) alleged non-compliance with state laws; (iv) hiring model and alleged improper charges of Value-Added Services-VAS; (v) alleged violations of the SAC decree; (vi) alleged contractual violations; and (vii) blocking of data.

103

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

e.1.4 Former Trading Partners

TIM is a defendant in actions proposed by several former trading partners in which are claimed, among others, values based on alleged contractual defaults.

1. 5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents that discuss aspects related to (1) environmental licensing and structure licensing (installation/operation) and (2) (i) electromagnetic radiation emitted by Telecom structures; (ii) renewal of land leases for site installation; (iii) dumping on leased land for site installation; (iv) presentation of registering data, among others.

e.1.6 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: ; (ii) amounts supposedly due as a result of share subscription; (iii) civil liability claims; (iv) alleged breach of contract.

e.2. Labor and Social Security

e.2.1. Social Security

TIM S.A received a Tax Notice for the Release of the Debt relating to the alleged irregularity in the payment of social security contributions relating to the payment of Profit Sharing, in the likely restated amount of R$ 23,786 (R$ 10,467 on December 31, 2020). Moreover, it received Tax Notifications of Release of Debts, referring to the alleged irregularity in the collection of Social Security contributions on installments received as indemnity allowances, unadjusted bonuses, hiring bonuses and incentives, in the total possible amount of R$ 85,720, updated (R$ 22,829 updated on December 31, 2020).

e.2.2. Labor

There are 3,067 Labor claims as of December 31, 2021 (3,038 as of December 31, 2020) filed against the company and with possible risk, concerning claims involving former employees and employees of service providers in the amount of updated R$ 306,315 (R$ 317,971 as of December 31, 2020).

The other values are related to labor processes of various requests filed by former employees of their own and third-party companies.

e.3. Tax

	2021	2020

	16,309,439	16,586,353

Federal taxes (e. 3.1)	3,026,326	4,268,212
State taxes (e. 3. 2)	8,782,114	8,562,352
Municipal taxes (e. 3. 3)	1,234,618	740,813
FUST, FUNTTEL e EBC (e.3.4)	3,266,381	3,014,976

The values presented are corrected, in an estimated way, based on the SELIC index. The historical amount involved is R$ 12,133,168 (R$ 11,976,959 on December 31, 2020).

104

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

e.3.1. Federal taxes

The total amount assessed against the TIM Group in relation to federal taxes is R$ 3,026,326 on December 31, 2021 (R$ 4,268,212 on December 31, 2020). Of this value, the following discussions stand out mainly:

a.	Allegation of alleged incorrect use of tax credits for carrying out a reverse merger, amortization of goodwill paid on the acquisition of cell phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other reflections and disallowances of compensations and deductions paid by estimate, allegedly improper use of the SUDENE benefit due to lack of formalization of the benefit at the Internal Revenue Service (RFB), and failure to pay IRPJ and CSLL due by estimate. The amount involved is R$ 1,467,409 (R$ 2,715,670 on December 31, 2020). The Company was notified of the decision on April 28, 2021 and, as a result, the partial payment of R$ 1.4 billion was confirmed.

b.	Compensation method for tax losses and negative bases. The amount involved is R$ 231,810 (R$ 193,181 on December 31, 2020).

c.	Collection of CSLL on currency changes arising from swap transactions accounted for by the cash regime. The amount involved is R$ 69,124 (R$ 67,572 on December 31, 2020).

d.	Collection of IRRF [withholding income tax] on income of residents abroad, including those remitted by way of international roaming and payment to unidentified beneficiaries, as well as the collection of CIDE on payment of royalties on remittances abroad, including remittances by way of international roaming. The amount involved is R$ 268,170 (R$ 259,088 on December 31, 2020).

e.	Collection of IRPJ, PIS/COFINS and CSLL debits arising from non-homologation or partial homologation of compensations made by the company from credits of withholding taxes on financial investments and negative balance of IRPJ. The amount involved is R$ 410,662 (R$ 399,691 on December 31, 2020).

e.3.2. State Taxes

The total assessed amount against TIM Group regarding state taxes on December 31, 2021 is R$ 8,782,114 (R$ 8,562,352 on December 31, 2020). Of this value, the following discussions stand out mainly:

a.	Non-inclusion in the ICMS calculation basis of unconditional discounts offered to customers, as well as a fine for the alleged failure to comply with a related accessory obligation, including for the failure to present the 60i record of the SINTEGRA file. The amount involved is R$ 1,140,553 (R$ 1,128,741 on December 31, 2020).

b.	Use of tax benefit (program for the promotion of integrated and sustainable economic development of the Federal District - PRÓ-DF) granted by the taxing entity itself, but later declared unconstitutional, as well as alleged improper credit of ICMS arising from the interstate purchase of goods with tax benefit granted in the state of origin. The amount involved is R$ 356,251 (R$ 492,935 on December 31, 2020).

c.	Credit reversal and extemporaneous credit related to acquisitions of permanent assets. The amount involved for TIM S.A. is R$ 654,011 (R$ 608,316 on December 31, 2020).

105

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)
d.	Credits and chargebacks of ICMS, as well as the identification and documentary support of values and information released in customer accounts, such as tax rates and credits granted in anticipation of future surcharges (special credit), as well as credits related to tax substitution operations and exempt and untaxed operations. On December 31, 2021, the involved amount is R$ 3,449,439 (R$ 3,356,501 on December 31, 2020).

e.	Use of credit in the acquisition of electricity directly employed in the production process of companies. The amount involved is R$ 138,242 (R$ 136,286 on December 31, 2020).

f.	Alleged conflict between the information contained in ancillary obligations and the collection of the tax, as well as specific questioning of fine for non-compliance with ancillary obligations. The amount involved is R$ 727,057 (R$ 698,673 on December 31, 2020).

g.	Alleged lack of collection of ICMS due to the gloss of chargebacks related to the prepaid service, improper credit of ICMS in the outputs of goods allegedly benefited with reduction of the calculation base, as well as an allegation of improper non-inclusion of Value-Added Services (VAS) of the ICMS calculation base. The amount involved is R$ 547,575 (R$ 249,271 on December 31, 2020).

h.	Launch of credits related to the return of mobile devices lent on loan. The amount involved is R$ 116,700 (R$ 197,521 on December 31, 2020).

i.	Collection of ICMS related to subscription services and their alleged improper non-inclusion in the ICMS calculation base due to their nature. The amount involved is R$ 286,519 (R$ 260,447 on December 31, 2020).

e.3.3. Municipal Taxes

The total assessed amount against TIM Group regarding municipal taxes with possible risk is R$ 1,234,618 on December 31, 2021 (R$ 740,813 on December 31, 2020). Of this value, the following discussions stand out mainly:

a.	Collection of ISS, as well as the punitive fine for the absence of the supposed tax due, on several revenue accounts of the company. The amount involved is R$ 618,343 (R$ 150,023 on December 31, 2020).

b.	Collection of ISS on importation of services or services performed in other municipalities. The amount involved is R$ 399,141 (R$ 385,536 on December 31, 2020).

c.	Constitutionality of the collection of the functioning supervision fee (TFF - Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The amount involved is R$ 137,944 (R$ 126,159 on December 31, 2020).

e.3.4. FUST and FUNTTEL

The total amount charged against the TIM Group in relation to the contributions to FUST and FUNTTEL with a possible risk rating is R$ 3,266,381 (R$ 3,014,976 on December 31, 2020). The main discussion involves the collection of the contribution to FUST and FUNTTEL (Fund for the technological development of Telecommunications) from the issuance by ANATEL of Sum no. 07/2005, aiming, among others, and mainly, the collection of the contribution to FUST and FUNTTEL on interconnection revenues earned by mobile telecommunications service providers, from the validity of Law 9998/2000.

106

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

e.4. Regulatory

ANATEL filed administrative proceedings against the Company for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization and; (iii) non-compliance with the SMP and STFC regulations, among others.

On December 31, 2021, the value indicated for the PADOs (procedure for determining non-compliance with obligations), considering the inflation adjustment, classified with possible risk was R$ 120,218 (R$ 119,076 on December 31, 2020). The variation was mainly due to monetary adjustment for the year.

On August 22, 2019, ANATEL's Board of Directors unanimously approved TIM's conduct adjustment term (TAC), which had been negotiated since June 2018 with the regulator. The agreement covers a sanctions reference value of R$ 627 million. The commitment includes actions to improve three pillars of action-customer experience, quality and infrastructure - through initiatives associated with improvements in the licensing process of stations, efficient use of numbering resources, evolution of digital service channels, reduction of complaint rates, repair of users and strengthening of transport and access networks. In addition, it contemplates the additional commitment to bring mobile broadband, through the 4G network, to 366 municipalities with less than 30 thousand inhabitants thus reaching more than 3.4 million people. The new infrastructure will be implemented in three years - more than 80% in the first two years – being guaranteed by the company the sharing regime with the other providers.

On June 19, 2020, the Board of Directors of the company approved the said TAC after final deliberation of the regulator and the signing of the term took place on June 25. The agreement covers sanctions totaling a value of approximately R$ 639 million, updated, which will be filed according to commitments represented in actions to improve quality and customer experience as well as increase network infrastructure in more than 2,000 locations.

During the fourth quarter of 2021, the Company carried out all the activities planned for the strict compliance with the Conduct Adjustment Instrument (TAC) 001/2020 entered into with Anatel, aiming at achieving the goals associated with the TAC for the second year. With the closing of the 1st TAC Year, inspection activities by the Agency are taking place in relation to commitments due and they were recognized as met by Anatel: Additional commitments; Internal controls; Complaints Index; General quality index; Numbering; Interconnection and; Impediment. The Company will continue fully implementing the internal monitoring mechanisms through the quarterly report on the evolution of the schedules by the Governance Office in Management and Board of Directors. So far, the Company has been complying with the TAC implementation schedule without the need for any additional obligations.

By obtaining the extension of the term of the authorizations to use the radio frequencies associated with the SMP, TIM S.A. becomes liable for the contractual burden on the net revenue arising from the service plans marketed under each authorization. However, since 2011 ANATEL began to include in the basis of calculation of said burden also the revenues obtained with interconnection, and from 2012, the revenues obtained with Value-Added Services. In the company's opinion, the inclusion of such revenues is improper because it is not expressly provided for in the terms of original authorizations, so the collections received are discussed in the administrative and/or judicial sphere.

107

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

25.	Shareholders' equity

The balances on December 31, 2020, presented below, represent the individual and consolidated amounts. As of December 31, 2021, there are no subsidiaries, so the balances presented are individual.

a. Share capital

The share capital is recorded by the amount effectively raised from the shareholders, net of the costs directly linked to the funding process.

The subscribed and paid-up share capital on December 31, 2021, is represented by 2,420,804,398 common shares (2,420,804,398 common shares on December 31, 2020).

The Company is authorized to increase its share capital up to the limit of 4,450,000,000 common shares, by resolution of Board of Directors, regardless of any amendment to its bylaws.

As of July 2, 2020, the Board of Directors of the Company approved the reverse split of all of the 42,296,789,606 of common shares without par value issued by the Company pursuant to the terms of Art. 12 of Law 6404/76, with no change in the share capital, at a ratio of 100 shares to form 1 common stock, through the share capital, to be represented by the 422,967,896 common shares, without par value, while preserving all of the rights and privileges of those shares are common shares. The proposed grouping did not result in fractions of shares. The incorporation resulted in the cancellation of all the shares issued by the company, which were owned by TIM Participações.

Following the merger mentioned in note 1, is checked for the condition precedent, the shareholders of TIM Participações received 1 common share issued by the TIM S.A. for each 1 common share issued by TIM Participações, of ownership, and that, assuming the maintenance of the number of shares issued by TIM Participações, ex-treasury shares, resulting in the issuance of a 2,420,447,019 the common shares by the management of TIM S.A., all nominative, book-entry and with no par value.

On August 31, 2020, the increase in the share capital of the company in the amount of R$ 1,719 defined in the incorporation protocol was approved at an ordinary and Extraordinary General Meeting, which was represented by R$ 13,477,891.

On September 28, 2020, at a meeting of the Board of directors, and the directors of the Company has become aware of the payments relating to the awards of the 2018 and 2019, based on the transfer of shares held in treasury stock to the beneficiaries as provided for in the Plans and pursuant to the terms of the share buy-back Programme as approved by the Board of Directors of TIM Participações S.A. (merged into TIM S.A.) in the meeting held on the 29th of July 2020, in the amount of 357,379 shares (note 1).

b. Capital reserves

The use of capital reserves complies with the precepts of art. 200 of Law 6404/76, which provides for Joint-Stock Companies. This reserve is composed as follows:

	2021	2020

	401,806	397,183

Special Reserve of goodwill	353,604	353,604
Long-term incentive plan	48,202	43,579

b.1 Special Reserve of goodwill

The special reserve of goodwill was constituted from the incorporation of the net assets of the former parent company Tim Participações S.A. (note 1)

108

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

b.2 Long-term incentive plan

The balances recorded under these items represent the Company's expenses related to the long-term incentive program granted to employees (note 26).

c. Profit reserves

c.1 Legal Reserve

It refers to the allocation of 5% of the net profit for the year ended December 31 of each year, until the Reserve equals 20% of the share capital, excluding from 2018 the balance allocated to the reserve of tax incentives. In addition, the company may cease to constitute the legal reserve when this, added to the capital reserves, exceeds 30% of the share capital.

This Reserve may only be used to increase capital or offset accumulated losses.

c. 2 Statutory reserve for expansion

The allocation to this reserve is foreseen in Paragraph 2 of art. 46 of the bylaws of the company and is aimed at the expansion of social business.

The balance of profit that is not compulsorily allocated to other reserves and is not intended for the payment of dividends is allocated to this reserve, which may not exceed 80% of the share capital. Reaching this limit, it will be up to the General Meeting to decide on the balance, distributing it to shareholders or increasing capital.

c.3 Tax Benefit Reserve

The company enjoys tax benefits that provide for restrictions on the distribution of profits. According to the legislation that establishes these tax benefits, the amount of tax that is no longer paid due to exemptions and reductions in the tax burden may not be distributed to members and will constitute a reserve of tax incentive of the legal entity. Such a reserve may only be used to absorb losses or increase the share capital. As of December 31, 2021, the cumulative value of the benefits enjoyed by the Company amounts to R$ 1,958,301 (R$ 1,781,560 as of December 31, 2020).

The said tax benefit basically corresponds to the reduction of the Corporate Income Tax (IRPJ) incident on the profit of the exploitation calculated in the units encouraged. The Company operates in the area of the defunct Superintendence of development of the Amazon (SUDENE / SUDAM), being the tax incentive awards granted by state of the Federation, for a period of 10 years, subject to renewal.

d. Dividends

Dividends are calculated in conformity with the bylaws and the Brazilian Corporate Law.

According to its latest bylaws, approved on August 31, 2020, the company must distribute as a mandatory dividend each year ending December 31, provided that there are amounts available for distribution, an amount equivalent to 25% of Adjusted Net Profit.

As provided in the company's bylaws, unclaimed dividends within 3 years will revert to the company.

As of December 31, 2021 and 2020, dividends and interest on shareholders' equity were calculated as follows:

109

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

	2021	2020

Net profit for the year	2,957,174	1,843,690
(-) non-distributable tax incentives	(176,741)	(169,541)
(-) Constitution of legal reserve	(139,021)	(83,708)
Adjusted Net Profit	2,641,412	1,590,441

Minimum dividends calculated on the basis of 25% of adjusted profit	660,353	397,611

Breakdown of dividends payable interest on equity:
Interest on shareholders' equity	1,047,500	1,083,000
Total dividends and interest on shareholders' equity distributed and proposed	1,047,500	1,083,000
Withholding income tax (IRRF) on interest on shareholders' equity	(142,977)	(162,450)
Total dividends and interest on shareholders’ equity, net	904,523	920,550

Interest on Shareholders' Equity paid and/or payable is accounted for against financial expenses which, for the purposes of presenting the quarterly information, are reclassified and disclosed as allocation of net profit for the year, in changes in shareholders' equity.

During 2021, the amount of R$ 1,047,500 was distributed, as follows:

Interest on shareholders’ equity	Approval	Payment

R$ 350,000	06/09/2021	07/20/2021
R$ 137,500	09/24/2021	10/27/2021
R$ 560,000	12/15/2021	01/25/2022

The balance on December 31, 2021 of the item “dividends and interest on shareholders' equity payable” totaling R$ 533,580, is composed of the outstanding amounts of previous years in the amount of R$ 49,955 (R$ 43,026 on December 31, 2020) in addition to the paid amount January 25, 2022, in the amount of R$ 483,625, net.

As set forth in the Law 6404/76 and the Bylaws of the Company, unclaimed dividends - as established in the Joint Stock Company Law, dividends and Interest on Shareholders' Equity declared and unclaimed by shareholders within 3 years, are reverted to shareholders' equity at the time of its prescription and allocated to a supplementary reserve to expand businesses.

For the statement of cash flows, Interest on Shareholders' Equity and dividends paid to its shareholders are being allocated in the group of “financing activities.”

26.	Long-Term Incentive Plan

The balances on December 31, 2020, presented below, represent the individual and consolidated amounts. As of December 31, 2021, there are no subsidiaries, so the balances presented are individual.

2011-2013 Plan, 2014-2016 Plan, 2018-2020 Plan and 2021-2023 Plan

On August 5, 2011, April 10, 2014, April 19, 2018 and March 30, 2021, they were approved by the General Meeting of shareholders of TIM S.A. (TIM Participações S.A. before the merger by TIM S.A. on August 31, 2020), long-term incentive plans; “2011-2013 Plan”, “2014-2016 Plan”, “2018-2020 Plan” and “2021-2023 Plan” respectively, granted to senior directors and to those who occupy the position of key positions in the Company.

110

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

The 2011-2013 and 2014-2016 Plans addresses the granting of stock options, while the 2018-2020 and 2021-2023 Plans provides for the granting of shares (performance shares and/or restricted shares).

The exercise of the options of the 2011-2013 Plan is conditioned on the achievement of specific performance targets that could prevent the exercise of options, while when in the exercise of the options of the 2014-2016 Plan, the achievement of goals may affect only the acquisition price of the shares. The strike price is calculated by applying a plus or minus adjustment to the Base price of the share as a result of shareholder performance, taking into account the criteria provided for in each plan.

The 2018-2020 and 2021-2023 Plans propose to grant participants shares issued by the Company, subject to the participant’s permanence in the Company (achievement of specific goals). The number of shares may vary, for more or for less, as a result of the performance and possibly of the dividend award, considering the criteria provided for in each Grant.

The term of validity of the options of the 2011-2013 and 2014-2016 plans is 6 years and TIM S.A. has no legal or non-formalized obligation to repurchase or settle the options in cash. For the 2018-2020 and 2021-2023 plan, the term of validity has the same periodicity of 3 years related to its vesting. In turn, the new Plans, in addition to considering the transfer of shares, also provides for the possibility of making payment to participants of the equivalent amount in cash.

The total amount of the expense was calculated considering the fair value of the options and the value of the shares and is recognized in the results over the vesting period.

Stock Options Program Table

Grant date	Options granted	Expiry date	Base Price	Balance at the beginning of the year	Granted during the year	Exercise during exercise	Expired during exercise	Overdue during the year	Balance at the end of the year

2014-2016 Plan – 3rd Grant	3,922,204	Nov 2022	R$ 8.10	295,063	-	(182,511)	-	-	112,552
2014-2016 Plan – 2nd Grant	3,355,229	Oct 2021	R$ 8.45	21,771	-	(21,771)	-	-	-
Plan 2014-2016-1st Grant	1,687,686	Sep 2020	R$ 13.42	-	-	-	-	-	-
2011-2013 Plan – 3rd Grant	3,072,418	July 2019	R$ 8.13	-	-	-	-	-	-
2011-2013 Plan – 2nd Grant	2,661,752	Sep 2018	R$ 8.96	-	-	-	-	-	-
2011-2013 Plan – 1st Grant	2,833,595	Aug 2017	R$ 8.84	-	-	-	-	-	-
Total	17,532,884			316,834	-	(204,282)	-	-	112,552
Weighted average price of the balance of grants				R$ 8.10

111

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

Stock Program Table (Performance Shares and Restricted Shares)

Identification of grant:	Shares granted	Expiry date	Grant Price	Balance at the beginning of the year	Granted during the year	Transferred during the year*			Paid in cash*			Canceled during the year	Balance at the end of the year
						Volume Vested	Performance change	Additional Dividends	Volume Vested	Performance change	Additional dividends

2021-2023 Plan 2021 Grant(s)	3,431,610	May 2024	R$ 12.95	-	3,431,610	-	-	-	-	-	-	(311,876)	3,119,734
2018-2020 Plan 2020 Grant(s)	796,054	Apr 2023	R$ 14.40	796,054	-	(206,578)	(51,634)	(8,933)	-	-	-	(70,378)	519098
2018-2020 Plan 2019 Grant(s)	930,662	July 2022	R$ 11.28	687,895	-	(207,859)	(78,111)	(23,252)	-	-	-	(53,006)	427,030
2018-2020 Plan 2018 Grant*	849,932	Apr 2021	R$ 14.41	199,594	-	(187,039)	(42,854)	(22,250)	(9,101)	(2,305)	(1,094)	(3,454)	-
Total	6,008,258			1,683,543	3,431,610	(601,476)	(172,599)	(54,435)	(9,101)	(2,305)	(1,094)	(438,714)	4,065,862
Weighted average price of the balance of grants			R$ 12.96

The significant data included in the model, for the Stock Option Grants, was as follows:

Grant date	Base price - weighted average share in the period of measurement of the grant	Volatility	Expected life of the option	Annual interest rate without risk
2011 Grant	R$ 8.84	51.73% p.a.	6 years	11.94% p.a.
2012 Grant	R$ 8.96	50.46% p.a.	6 years	8.89% p.a.
2013 Grant	R$ 8.13	48.45% p.a.	6 years	10.66% p.a.
2014 Grant	R$ 13.42	44.60% p.a.	6 years	10.66% p.a.
2015 Grant	R$ 8.45	35.50% p.a.	6 years	16.10% p.a.
2016 Grant	R$ 8.10	36.70% p.a.	6 years	11.73% p.a.

Note: Significant data is characteristic of an option-based plan, considering the use of fair value as the appropriate method for calculating expenses with option remuneration.

The base price of the share of each share was calculated using the weighted averages of TIM S.A.’s share price. (TIM Participações S.A. before the merger by TIM S.A. on August 31, 2020), considering the following periods:

•	2011-2013 Plan - 1st Grant-traded volume and trading price of TIM Participações shares in the period of 30 days prior to the date of 07/20/2011 (date on which the Board of Directors of TIM Participações approved the benefit).

•	2011–2013 Plan – 2nd Grant – traded volume and trading price of shares of TIM Participações for the period 07/01/2012–08/31/2012.

•	2011–2013 Plan – 3rd Grant-traded volume and trading price of TIM Participações shares for the period of 30 days prior to 07/20/2013.

•	2014-2016 Plan – 1st Grant-traded volume and trading price of TIM Participações in the 30 days prior to the date defined by the Board of Directors of TIM Participações (September 29, 2014).

•	2014-2016 Plan – 2nd Grant-traded volume and trading price of TIM Participações in the 30 days prior to the date defined by the Board of Directors of TIM Participações (September 29, 2015).

•	2014-2016 Plan – 3rd Grant-traded volume and trading price of TIM Participações in the 30 days prior to the date defined by the Board of Directors of TIM Participações (September 29, 2016).

112

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)
•	2018-2020 Plan – 1st Grant-traded volume and trading price of TIM Participações shares for the period 03/01/2018–03/31/2018.

•	2018-2020 Plan – 2nd Grant-traded volume and trading price of TIM Participações shares for the period 06/01/2019–06/30/2019.

•	2018-2020 Plan – 3rd Grant-traded volume and trading price of TIM Participações shares for the period 03/01/2020–03/31/2020.

•	2021-2023 Plan - 1st Grant - traded volume and trading price of TIM S.A. shares in the period from March 01, 2021 to March 31, 2021.

On December 31, 2021, expenses pegged to these long-term benefit plans totaled R$ 22,212 (R$ 9,999, on December 31, 2020).

27.	Net revenue

The balances on December 31, 2020, presented below, represent the individual and consolidated amounts. As of December 31, 2021, there are no subsidiaries, so the balances presented are individual.

Revenue from services rendered

The principal service revenue derives from monthly subscription, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The revenue is recognized as the services are used, net of sales taxes and discounts granted on services. This revenue is recognized only when the amount of services rendered can be estimated reliably.

Revenues are recognized monthly, through billing, and revenues to be billed between the billing date and the end of the month (unbilled) are identified, processed, and recognized in the month in which the service was provided. These non-billed revenues are recorded on an estimated basis, which takes into account consumption data, number of days elapsed since the last billing date.

Interconnection traffic and roaming revenue are recorded separately, without offsetting the amounts owed to other telecom operators (the latter are accounted for as operating costs).

The minutes not used by customers and/or reload credits in the possession of commercial partners regarding the prepaid service system are recorded as deferred revenue and allocated to income when these services are actually used by customers.

The net service revenue item also includes revenue from new partnership agreements, and the amount of revenue recognized in the year ended December 31, 2021 is R$ 119,457.

Arbitration Procedure No. 28/2021/SEC8 was filed before the Arbitration and Mediation Center of the Brazil-Canada Chamber of Commerce (“CCBC” and “Arbitration Procedure”, respectively), by TIM against Banco C6 S.A., Carbon Holding Financeira S.A. and Carbon Holding S.A (together, “Defendants”), through which the interpretation of certain clauses in the contracts that rule the partnership between the parties will be discussed. In case of loss, the partnership may be terminated.

Revenues from sales of goods

Revenues from sales of goods (telephones, mini-modems, tablets and other equipment) are recognized when the performance obligations associated with the contract are transferred to the buyer. Revenues from sales of devices to trading partners are accounted for at the time of their physical delivery to the partner, net of discounts, and not at the time of sale to the end customer, since the Company has no control over the good sold.

113

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

Contract identification

The Company monitors commercial contracts in order to identify the main contractual clauses and other elements present in the contracts that could be relevant in the application of the accounting rule IFRS 15 / CPC47 – Revenue from Contracts with Customers.

Identification of the performance obligation

Based on the review of its contracts, the Company mainly verified the existence of the following performance obligations:

(i) sale of equipment; and e

(ii) provision of mobile, fixed and internet telephony services.

Thus, the Company started to recognize revenues when (or as) the Company meets the performance obligation by transferring the asset or service promised to the client; and the asset is considered transferred when (or as) the client obtains control of that asset.

 Determining and Allocating the Transaction Price to the Performance Obligation

The Company understands that its commercial packages that combine services and sale of cellular handsets with discounts. In accordance with IFRS 15 / CPC 47, the Company is required to perform the discount allocation and recognize revenues related to each performance obligation based on their standalone selling prices.

Cost to obtain contract

All incremental costs related to obtaining a contract (sales commissions and other costs of acquisition from third parties) are recorded as prepaid expenses and (as described in note 11) amortized over the same period as the revenue associated with this asset. Similarly, certain contract compliance costs are also deferred to the extent that they relate to performance obligations under the customer agreement, i.e. when the customer obtains control over the asset.

	2021	2020

Net revenue	18,058,027	17,267,812

Gross revenue	25,357,429	24,346,101

Service revenue	24,264,246	23,279,423
Service revenue-Mobile	22,433,225	21,522,135
Service revenue - Landline	1,831,021	1,757,288

Goods sold	1,093,183	1,066,678

Deductions from gross revenue	(7,299,402)	(7,078,289)
Taxes incidents	(4,679,722)	(4,534,582)
Discounts granted	(2,610,388)	(2,531,920)
Returns and other	(9,292)	(11,787)

114

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

28.	Operating costs and expenses

The balances on December 31, 2020, presented below, represent the individual and consolidated amounts. As of December 31, 2021, there are no subsidiaries, so the balances presented are individual.

	2021				2020
	Cost of services rendered and goods sold	Selling expenses	General and administrative expenses	Total	Cost of services rendered and goods sold	Selling expenses	General and administrative expenses	Total

	(8,443,023)	(4,621,788)	(1,723,384)	(14,788,195)	(7,996,615)	(4,443,027)	(1,656,267)	(14,095,909)

Personal	(62,214)	(676,479)	(387,735)	(1,126,428)	(58,024)	(632,231)	(313,400)	(1,003,655)
Third party services	(560,039)	(1,763,360)	(668,641)	(2,992,040)	(587,835)	(1,743,644)	(532,044)	(2,863,523)
Interconnection and means of connection	(1,840,139)	-	-	(1,840,139)	(1,672,655)	-	-	(1,672,655)
Depreciation and amortization	(4,847,995)	(265,565)	(578,136)	(5,691,696)	(4,569,064)	(247,666)	(710,282)	(5,527,012)
Taxes, fees and contributions	(34,732)	(777,819)	(29,388)	(841,939)	(28,675)	(761,152)	(23,809)	(813,636)
Rentals and insurance	(362,171)	(109,781)	(20,082)	(492,034)	(316,650)	(107,550)	(15,743)	(439,943)
Cost of goods sold	(731,007)	-	-	(731,007)	(756,060)	-	-	(756,060)
Advertising and advertising	-	(459,811)	-	(459,811)	-	(377,184)	-	(377,184)
Losses on doubtful accounts receivable	-	(544,642)	-	(544,642)	-	(552,817)	-	(552,817)
Other	(4,726)	(24,331)	(39,402)	(68,459)	(7,652)	(20,783)	(60,989)	(89,424)

The company makes contributions to public or private pension insurance plans on a mandatory, contractual or voluntary basis while the employee is on the staff of the company. Such plans do not bring any additional obligations to the company. If the employee ceases to be part of the company's staff in the period necessary to have the right to withdraw contributions made by sponsors, the amounts to which the employee is no longer entitled and which may represent a reduction in the company's future contributions to active employees, or a cash refund of these amounts, are released as assets.

29.	Other revenues (expenses), net

The balances on December 31, 2020, presented below, represent the individual and consolidated amounts. As of December 31, 2021, there are no subsidiaries, so the balances presented are individual.

	2021	2020
Revenues
Revenue from grant, net	13,548	17,427
Fines on telecommunications services	58,793	37,490
Revenue on disposal of assets (i)	2,711,535	5,375
Other revenue	65,482	65,216
	2,849,358	125,508
Expenses
FUST/FUNTTEL (ii)	(134,962)	(133,378)
Taxes, fees and contributions	(2,274)	(10,316)
Provision for legal and administrative proceedings, net of reversal	(248,987)	(292,439)
Expense on disposal of assets (i)	(1,942,791)	(13,538)
Other expenses	(22,573)	(32,823)
	(2,351,587)	(482,494)

Other revenues (expenses), net	497,771	(356,986)

115

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

(i) Represents the revenue from the sale of 51% equity interest in I-Systems (formerly FiberCo) to IHS, in the amount of R$ 2,709,251, which is composed of the (secondary) cash paid to TIM S.A. and the fair value of the minority interest of 49% that remained with TIM S.A.

In expenses, the amount of 1,927,014 is represented by the write-off of the net assets written-off at TIM S.A. and paid-in as share capital at I-Systems, in addition to the write-off of goodwill and deferred income tax related to goodwill due to the sale of 51% of I -Systems (formerly FiberCo). The gain on this transaction before income tax and social contribution is R$ 782,237. See note 1.

(ii) Representing the expenses incurred with contributions on the various telecommunications revenues due to ANATEL, according to current legislation.

30.	Financial revenues

The balances on December 31, 2020, presented below, represent the individual and consolidated amounts. As of December 31, 2021, there are no subsidiaries, so the balances presented are individual.

	2021	2020
Financial revenues	1,091,748	432,287

Interest on financial investments	339,681	81,672
Interest received from clients	28,427	28,686
Swap interest	203,852	32,955
Interest on lease	24,788	19,924
Inflation adjustment (i)	208,029	110,970
Other derivatives (ii)	285,009	155,165
Other revenue	1,962	2,915

(i) A substantial part is related to the monetary restatement on judicial and administrative proceedings and judicial deposits.

(ii) It is the difference between the market cost and value of the share subscription option related to Banco C6 partnership; therefore, the mark-to-market value of these derivatives includes a gain of R$ 285 million referring to the company’s stock option obtained through achievement of contractual target defined in an operational partnership started in 2020. The market value was calculated based on information available in the last investment transaction carried out by the partner and disclosed in the market. The disclosures of this derivative financial instrument are detailed in note 37, which was measured at fair value, and will subsequently be measured in the Company’s income, also considering the risks related to arbitration disclosed in note 27.

116

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

31.	Financial expenses

The balances on December 31, 2020, presented below, represent the individual and consolidated amounts. As of December 31, 2021, there are no subsidiaries, so the balances presented are individual.

	2021	2020

Financial expenses	(1,745,213)	(1,232,781)
Interest on loans and financing	(99,183)	(70,392)
Interest on taxes and fees	(61,745)	(43,311)
Swap interest	(352,029)	(45,970)
Interest on lease	(845,033)	(766,263)
Inflation adjustment (i)	(247,200)	(155,036)
Discounts granted	(52,509)	(33,725)
Other expenses	(87,514)	(118,084)

(i) Substantial portion related to the inflation adjustment of lawsuits, in the amount of R$ 111,949 - see note 24 (R$ 137,379 as of December 31, 2020).

32.	Foreign exchange variations, net

The balances on December 31, 2020, presented below, represent the individual and consolidated amounts. As of December 31, 2021, there are no subsidiaries, so the balances presented are individual.

	2021	2020
Revenues
Loans and financing (ii)	215,262	-
Suppliers	13,190	15,952
Swap (i)	275,836	305,012
Other	16,640	43,155
	520,928	364,119
Expenses
Loans and financing (ii)	(275,724)	(305,010)
Suppliers	(20,061)	(45,901)
Swap (i)	(215,262)	-
Other	(9,222)	(19,991)
	(520,269)	(370,902)

Foreign exchange variations, net	659	(6,783)

(i) Referring to derivative financial instruments to mitigate risks of foreign exchange variations related to foreign currency debts (note 37).

(ii) It mainly refers to foreign exchange variation on loans and financing in foreign currency.

33.	Expense with current and deferred income tax and social contribution

The balances on December 31, 2020, presented below, represent the individual and consolidated amounts. As of December 31, 2021, there are no subsidiaries, so the balances presented are individual.

117

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

	2021	2020
Current income tax and social contribution
Income tax for the period	9,697	(684,099)
Social contribution for the period	26,538	(232,671)
Tax incentive – SUDENE/SUDAM (i)	167,118	164,442
	203,353	(752,328)
Deferred income tax and social contribution
Deferred income tax	(255,972)	453,274
Deferred social contribution	(93,432)	144,775
	(349,404)	598,049
Provision for income tax and social contribution contingencies
	-	(9,671)
	(349,404)	588,378
	(146,051)	(163,950)

The reconciliation of income tax expense and social contribution calculated by applying the combined tax rates with the values reflected in the result is shown below:

	2021	2020

Income before income tax and social contribution	3,103,225	2,007,640
Combined tax rate	34%	34%
Combined tax rate on income tax and social contribution	(1,055,097)	(682,598)
(Additions) / deletions:
Permanent additions and exclusions:
Non-taxable revenues	135,465	11,370
Non-deductible expenses for tax purposes	(53,505)	(42,329)
Tax incentive – SUDENE/SUDAM (i)	167,118	164,442
Tax benefit related to interest on shareholders’ equity	356,150	368,220
Sale I – Systems (formerly FiberCo) (ii)	(335,935)	-
IR/CS credit on Selic related do tax overpayment (iii)	534,804	-
Reversal of Provision for IR/CS - TIM Nordeste (iv)	87,565	-
Other amounts	17,384	16,945
	909,046	518,648
Income tax and social contribution recorded in income for the period
	(146,051)	(163,950)
Effective rate	4.71%	8.17%

(i) As mentioned in note 25 c.3, in order for investment grants not to be computed in taxable income, they must be recorded as a tax incentive reserve, which can only be used to absorb losses or be incorporated into the share capital. TIM S.A. has tax benefits that fall under these rules.

(ii) Refers to deferred taxes on goodwill written-off, according to the sale transaction described in Note 1, which took place in November 2021 between TIM S.A. and IHS. See note 15.d.

(iii) As mentioned in note 9, in September 2021, the Federal Supreme Court (STF), with general repercussions, established an understanding for the non-levy of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) on the monetary restatement using the SELIC rate in cases of undue payment. Although the aforementioned decision is still pending publication, as well as the specific TIM lawsuit is still pending judgment, TIM recorded its best estimate to date, in the amount of R$ 534 million, since the likelihood of a favorable outcome for the Company becomes probable.

118

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

(iv) In the second quarter of 2021, there was a positive impact of R$ 87 million arising from the write-off of assets and reversal of the provision for income tax and social contribution, set up in 2009, due to the partial success in an administrative proceeding related to the merger of the company TIM Nordeste by TIM Celular.

34.	Earnings per share

The balances on December 31, 2020, presented below, represent the individual and consolidated amounts. As of December 31, 2021, there are no subsidiaries, so the balances presented are individual.

The number of TIM.SA shares before the corporate reorganization was 2,420,447,019, equivalent to the number of TIM Participações common shares on the merger date. Consequently, basic and diluted earnings per share were calculated considering the retrospective impact of the change in the number of shares, pursuant to IAS 33/CPC 41.

(a)       Basic

Basic earnings per share are calculated by dividing profit attributable to Company’s shareholders by the weighted average number of shares issued during the year.

	2021	2020

Income attributable to the shareholders of the company	2,957,174	1,843,690

Weighted average number of common shares issued (thousands)	2,420,314	2,420,804

Basic earnings per share (expressed in R$)	1.22	0.76

(b)       Diluted

Diluted earnings per share are calculated by adjusting the weighted average amount of shares outstanding to assume the conversion of all potential dilutive shares.

	2021	2020

Income attributable to the shareholders of the company	2,957,174	1,843,690

Weighted average number of common shares issued (thousands)	2,420,638	2,421,065

Diluted earnings per share (in R$)	1.22	0.76

The calculation of diluted earnings per share considered 324 thousands (261 thousands on December 31, 2020) shares related to the long-term, as mentioned in note 26.

35.	Balances and transactions with related parties

The balances on December 31, 2020, presented below, represent the individual and consolidated amounts. As of December 31, 2021, there are no subsidiaries, so the balances presented are individual.

119

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

The balances of transactions with Telecom Italia Group companies are as follows:

	Assets
	2021	2020

Telecom Italia Sparkle (i)	1,414	1,630
Gruppo Havas (vi)	83,613	-
TI Sparkle (iii)	5,084	1,915
TIM Brasil (vii)	23,069	6,129
Telecom Italia S.p.A. (ii)	1,502	370
I Systems (ix)	5,879	-
Other	674	674
Total	121,235	10,718

	Liabilities
	2021	2020

Telecom Italia S.p.A. (ii)	71,288	75,317
Telecom Italia Sparkle (i)	3,689	10,576
TI Sparkle (iii)	10,205	7,333
TIM Brasil (iv)	6,558	6,145
Vivendi Group (v)	1,238	1,150
Gruppo Havas (vi)	19,794	24,068
I Systems (viii)	31,596	-
Other	4,585	2,797

Total	148,953	127,386

	Revenue
	2021	2020

Telecom Italia S.p.A. (ii)	1,112	1,197
Telecom Italia Sparkle (i)	353	2,994
TI Sparkle (iii)	3,347	4,059
I Systems (ix)	5,881	-
Total	10,693	8,250

120

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

	Cost / Expense
	2021	2020

Telecom Italia S.p.A. (ii)	105,137	110,407
Telecom Italia Sparkle (i)	19,219	27,485
TI Sparkle (iii)	20,533	19,923
Vivendi Group (v)	1,271	1,207
Gruppo Havas (vi)	206,349	207,682
I Systems (viii)	31,596	-
Other	22,597	22,308
Total	406,702	389,012

(i) amounts refer to roaming, Value-Added Services – VAS, transfer of means and international voice-wholesale.

(ii) The amounts refer to international roaming, technical assistance and value added services – VAS and licensing for the use of a registered trademark, granting TIM. S.A. the right to use the “TIM” brand upon payment of royalties in the amount of 0.5% of the company’s net revenue, with payment made on a quarterly basis.

(iii) Values refer to link rental, EILD rental, media rental (submarine cable) and signaling service.

(iv) Mainly refer to judicial deposits made on account of labor causes and transfers of employees.

(v) the values refer to Value Added Services-VAS.

(vi) From the values described above, in the result, they refer to advertising services, of which, R$ 143,439 (R$ 195,117 on December 31, 2020), are related to media transfers.

(vii) Refer to judicial deposits made on account of labor claims.

(viii) The amounts refer to fiber infrastructure services.

(ix) The amounts are related to services provided by TIM S.A., mainly related to network operation and maintenance in the scope of Transition Service Agreement, signed when closing the transaction.

The company has social investment actions that include donations, projects developed by the Tim Institute and sponsorships. On December 31, 2021, the Company invested R$ 9,147 (R$ 4,829 on December 31, 2020).

Balances on equity accounts are recorded in the groups: trade accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

36.	Management remuneration

The balances on December 31, 2020, presented below, represent the individual and consolidated amounts. As of December 31, 2021, there are no subsidiaries, so the balances presented are individual.

The key management personnel includes statutory directors and the Board of Directors. The payment of key management personnel for the provision of their services is presented below:

	2021	2020

Short-term benefits	31,494	23,949
Other long-term benefits	1,052	4,544
Share-based payments remuneration	15,176	6,343
	47,722	34,836

121

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

37.	Financial instruments and risk management

The balances on December 31, 2020, presented below, represent the individual and consolidated amounts. As of December 31, 2021, there are no subsidiaries, so the balances presented are individual.

Among the financial instruments registered in the Company, there are derivatives that are financial assets or liabilities measured at fair value through the result. At each balance sheet date such assets/liabilities are measured at their fair value. Interest, monetary correction, foreign exchange variation and variations arising from the fair value measurement, where applicable, shall be recognized in the result when incurred, under the line of financial revenues or expenses.

Initially, derivatives are recognized at fair value on the date a derivative contract is concluded and are subsequently remeasured at fair value. The company does not apply “hedge accounting.”

The Company carries out transactions with derivative financial instruments, without speculative purposes, only with the aim of i) reducing risks related to foreign exchange variation and ii) managing interest rate exposure. The Company's derivative financial instruments are specifically represented by swap contracts.

The company's financial instruments are being presented in compliance with IFRS 9 / CPC 48.

The main risk factors that the company is exposed to are as follows:

(i) Risks of foreign exchange variations

The risks of foreign exchange variations relate to the possibility of the Company computing i) losses derived from fluctuations in exchange rates by increasing the balances of debt with loans and financing obtained in the market and the corresponding financial expenses or ii) increase in cost in commercial contracts that have some type of link to foreign exchange variation. In order for these types of risks to be mitigated, the company performs: swap contracts with financial institutions with the aim of canceling the impacts arising from the fluctuation of exchange rates on the balance sheet and financial result and commercial contracts with foreign exchange band clauses with the aim of partially mitigating foreign exchange risks or derivative financial instruments to reduce the remaining risks of foreign exchange exposure in commercial contracts.

On December 31, 2021, the Company's loans and financings indexed to the variation of foreign currencies are fully protected, both in terms and in value, by swap contracts. Gains or losses on these swap contracts are recorded in the company's earnings.

In addition to the risks mentioned above, there are no other financial assets and liabilities in significant amounts that are indexed to foreign currencies.

(ii) Interest rate risks

Interest rate risks relate to:

The possibility of variations in the fair value of the loans obtained by the company indexed to TJLP, IPCA, fixed rate and/or TLP, when such rates pose a risk to the company’s perspective of not corresponding proportionally to the rates relating to Interbank Certificates of Deposit (CDI). The Company opted to hedge the exposure linked to the IPCA arising from the issuance of debentures, financing to BNDES and the exposure to a rate linked to the debt with BNP Paribas, all of them until maturity.

122

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

The possibility of an unfavorable movement in interest rates would cause an increase in the financial expenses of the Company, as a result of the share of the debt and the passive positions that the Company has in swap contracts linked to floating interest rates (percentage of the CDI). However, on December 31, 2021, the Company maintains its financial resources applied to Interbank Certificates of Deposit (CDI), which substantially reduces this risk.

(iii) Credit risk inherent in the provision of services

The risk is related to the possibility of the company computing losses derived from the inability of the subscribers to honor the payments of the invoiced amounts. To minimize this risk, the company preventively performs credit analysis of all orders imputed by the sales areas and monitors the accounts receivable of subscribers, blocking the ability to use services, among other actions, if customers do not pay their debts. There are no customers who have contributed more than 10% of net accounts receivable on December 31, 2021 and December 31, 2020 or revenues from services rendered during the year ended December 31, 2021 and 2020.

(iv) Credit risk inherent in the sale of telephone sets and prepaid telephone cards

The group's policy for the sale of telephone devices and the distribution of prepaid telephone cards is directly related to the credit risk levels accepted during the normal course of business. The selection of partners, the diversification of the portfolio of accounts receivable, the monitoring of loan conditions, the positions and limits of orders established for traders, the formation of collateral are procedures adopted by the company to minimize possible collection problems with its trading partners. There are no customers who contributed more than 10% of revenues from sale of goods during the year ended December 31, 2021 and 2020. There are no customers who contributed more than 10% of the net accounts receivable from the sale of goods on December 31, 2021 and December 31, 2020.

(v)       Liquidity risk

- Liquidity risk arises from the need for cash before the obligations assumed. The company structures the maturities of its non-derivative financial instruments and their respective derivative financial instruments so as not to affect liquidity.

- The management of liquidity and cash flow of the Company are performed on a daily basis to ensure that cash operating generation and previous fund raising, as necessary, are sufficient to maintain the schedule of operating and financial commitments.

- All financial investments of the Company have daily liquidity and the Management may, even in specific cases: i) revise the dividend payment policy; ii) issue new shares; and/or, iii) sell assets to increase liquidity.

(vi) Financial credit risk

The cash flow forecast is performed by the Finance Executive Board, which monitors the continuous forecasts of the liquidity requirements to ensure that the Company has enough cash to satisfy its operating needs. This forecast takes into account investment plans, debt financing, compliance with contractual clauses, compliance with internal goals and, if applicable, external regulatory or legal requirements.

123

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

The risk is related to the possibility of the company computing losses derived from the difficulty of redemption of short-term financial investments and swap contracts, due to possible insolvency of counter-parties. The company minimizes the risk associated with these financial instruments by maintaining operations only with financial institutions of recognized market strength, in addition to following a policy that establishes maximum levels of risk concentration per financial institution.

Fair value of derivative financial instruments:

The consolidated derivative financial instruments are presented below:

	2021		2020
	Assets	Liabilities	Assets	Liabilities

Derivative transactions	198,027	208,787	340,660	36,166
Other derivatives (i)	457,892	-	161,429	-
	655,919	208,787	502,089	36,166
Current portion	(134,292)	(194,837)	(262,666)	(7,273)
Non-current portion	521,627	13,950	239,423	28,893

(i) Other derivatives are instruments of share subscription options represent the option of the Company to subscribe 4.08% of the shares of C6 capital, where the Group/Company paid a share subscription premium in the amount of R$ 17.7 million. As required by IFRS 9, the financial instrument must be valued at its fair value that on December 31, 2021 and December 31, 2020 corresponds to R$ 458 million and R$ 161 million, respectively. The impact of the mark-to-market of the stock conversion option calculated, of R$ 440.3 million, represents the difference in the fair value of the option less the amount paid for the share subscription premium. This financial instrument was measured at fair value and will be subsequently verified in the company’s results for the year, also considering the arbitration risks disclosed in note 27.

The long-term derivative financial instruments on December 31, 2021 are due in accordance with the following schedule:

Assets

2023	39,335
2024	16,843
2025 onwards	465,449
521,627

Non-derivative financial liabilities are substantially composed of accounts payable with suppliers, dividends payable and other obligations, the maturity of which will occur in the next 12 months, except for loans and financing and leases, the nominal flows of payments of which are disclosed in notes 20 and 16.

124

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

Consolidated financial instruments measured at fair value:

	2021
	Level 1	Level 2	TOTAL

Total assets	4,579,528	655,919	5,235,447

Financial assets at fair value through profit or loss	4,579,528	655,919	5,235,447

Derivative financial instruments	-	198,027	198,027
Other derivatives	-	457,892	457,892
Marketable securities	4,579,528	-	4,579,528

Total liabilities	-	208,787	208,787

Financial liabilities at fair value through profit or loss	-	208,787	208,787

Derivative financial instruments	-	208,787	208,787

	2020
	Level 1	Level 2	TOTAL

Total assets	2,077,499	502,089	2,579,588

Financial assets at fair value through profit or loss	2,077,499	502,089	2,579,588

Derivative financial instruments	-	340,660	340,660
Other derivatives	-	161,429	161,429
Marketable securities	2,077,499	-	2,077,499

Total liabilities	-	36,166	36,166

Financial liabilities at fair value through profit or loss	-	36,166	36,166

Derivative financial instruments	-	36,166	36,166

The fair value of financial instruments traded on active markets is based on market prices quoted on the balance sheet date. A market is considered active when the quoted prices are readily and regularly available from an Exchange, distributor, broker, industry group, pricing service or regulatory agency, and these prices represent actual market transactions which occur regularly on a purely commercial basis. These instruments are included in Level 1. The instruments included in Level 1 mainly comprise the equity investments of bank certificates of deposit (CDB) and committed classified as securities for trading.

The fair value of financial instruments that are not traded on active markets (e.g. over-the-counter derivatives) is determined through the use of valuation techniques. These valuation techniques maximize the use of data adopted by the market where it is available and rely as little as possible on entity-specific estimates. If all relevant information required for the fair value of an instrument is adopted by the market, the instrument is included in Level 2.

125

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

If one or more relevant information is not based on data adopted by the market, the instrument shall be included in Level 3.

Specific valuation techniques used to value financial instruments include:

•        Quoted market prices or quotes of financial institutions or brokers for similar instruments.

•        The fair value of interest rate swaps is calculated by the present value of estimated future cash flows based on the yield curves adopted by the market.

•        Other techniques, such as analysis of discounted cash flows, available data of the last relevant transaction and analysis of results based on multiples of similar companies, are used to determine the fair value of the remaining financial instruments.

The fair values of currency derivative financial instruments and interest rates of the Company were determined by means of future cash flows (active and passive position) using the contracted conditions and bringing these flows to present value through discounts for the use of future interest rate disclosed by market sources. Fair values were estimated at a specific time, based on available information and own evaluation methodologies.

126

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

Financial assets and liabilities by Category

The financial instruments of the company by category can be summarized as follows:

December 31, 2021

	Measured at amortized cost	Fair value through profit or loss	Total

Assets, as per balance sheet	9,472,377	5,235,447	14,707,824

Derivative financial instruments	-	198,027	198,027
Other derivatives	-	457,892	457,892
Trade accounts receivable and other accounts receivable, excluding prepayments	3,253,207	-	3,253,207
Marketable securities	-	4,579,528	4,579,528
Cash and cash equivalents	5,228,615	-	5,228,615
Leases	243,121	-	243,121
Judicial deposits	718,773	-	718,773
Other amounts recoverable	28,661	-	28,661

	Measured at amortized cost	Fair value through profit or loss	Total

Liabilities, as per balance sheet	16,095,801	208,787	16,304,588

Loans and financing	3,845,465	-	3,845,465
Derivative financial instruments	-	208,787	208,787
Suppliers and other obligations, excluding legal obligations	2,653,218	-	2,653,218
Lease liabilities	9,063,539	-	9,063,539
Dividends and interest on shareholders' equity payable	533,580	-	533,580

127

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

December 31, 2020

	Measured at amortized cost	Fair value through profit or loss	Total

Assets, as per balance sheet	6,756,810	2,579,588	9,336,398

Derivative financial instruments	-	340,660	340,660
Other derivatives		161,429	161,429
Trade accounts receivable and other accounts receivable, excluding prepayments	3,180,661	-	3,180,661
Marketable securities	-	2,077,499	2,077,499
Cash and cash equivalents	2,575,290	-	2,575,290
Leases	162,198	-	162,198
Judicial deposits	794,755	-	794,755
Other amounts recoverable	43,906	-	43,906
	Measured at amortized cost	Fair value through profit or loss	Total

Liabilities, as per balance sheet	14,391,175	36,166	14,427,341

Loans and financing	2,345,032	-	2,345,032
Derivative financial instruments	-	36,166	36,166
Suppliers and other obligations, excluding legal obligations	3,128,732	-	3,128,732
Leases	8,378,835	-	8,378,835
Dividends and interest on shareholders' equity payable	538,576	-	538,576

Regular purchases and sales of financial assets are recognized on the trading date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at fair value. After initial recognition, changes in fair value are recorded in the profit and loss for the year, in the financial revenues and expenses’ group.

Financial risk hedge policy adopted by the Company

The Company's policy establishes that mechanisms must be adopted to protect against financial risks arising from the contracting of financing in foreign currency or indexed to the interest rate, in order to manage said exposure.

The contracting of derivative financial instruments against foreign exchange exposure shall occur simultaneously with the contracting of the debt that gave rise to such exposure. The level of coverage to be contracted for such foreign exchange exposures shall be 100% of the risk, both in terms and in value. To cover interest rates, it is up to the Company to elect or not to contract a hedging mechanism, as provided for in the internal policies.

128

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

On December 31, 2021, there are no margins or guarantees applied to transactions with derivative financial instruments of the Company.

Criteria for selection of financial institutions obey parameters that take into consideration rating made available by renowned agencies of analysis of risk, shareholders' equity and transactions, and resources’ concentration levels.

The operations with derivative financial instruments contracted by the company and in force on December 31, 2021 and December 31, 2020 are shown in the following table:

December 31, 2021

COUNTERPARTY	% Coverage	AVERAGE SWAP RATES
Currency	SWAP type	Debt	SWAP	Total Debt	Total swap (Long position)¹	Active Tip	Short position
USD	LIBOR x DI	KFW/ Finnvera	JP Morgan and Bank of America	282,474	282,474	100%	LIBOR 6M + 0.75% p.a.	79.00% to 92.59% of CDI
USD	PRE x DI	BNP Paribas	BNP Paribas	428,793	429,247	100%	3.32% p.a.	155% CDI
USD	PRE x DI	The Bank of Nova Scotia	Scotiabank	559,650	559,933	100%	1.73% p.a.	CDI + 1.05%
BRL	PRE x DI	BNP Paribas	BNP Paribas	515,166	517,843	100%	8.34% p.a.	CDI + 1.07%
BRL	IPCA x DI	DEBENTURE	ITAU	1,696,999	1,696,999	100%	IPCA + 4.17% p.a.	CDI + 0.95%
BRL	IPCA x DI	BNDES	XP	396,281	396,281	100%	IPCA + 4.23% p.a.	96.95% CDI

1 In certain swap contracts, active tip includes the cost of income tax (15%). After related taxes, coverage remains at 100%.

December 31, 2020

	COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
Currency	SWAP type	Debt	SWAP	Total Debt	Total swap (Long position)¹		Active Tip	Short position
USD	LIBOR x DI	KFW/ Finnvera	JP Morgan and Bank of America	351,233	351,233	100%	LIBOR 6M + 0.75% p.a.	85.25% CDI
EUR	PRE x DI	Bank of America	Bank of America	570,878	570,878	100%	0.33% p.a.	108.05% CDI
USD	PRE x DI	The Bank of Nova Scotia.	Scotiabank	1,031,526	1,031,526	100%	1.72% p.a.	134.43% CDI
USD	PRE x DI	BNP Paribas	BNP Paribas	399,725	399,725	100%	3.32% p.a.	155% CDI

Position showing the sensitivity analysis – effect of variations in the fair value of the swaps

For the purpose of identifying possible distortions arising from operations with consolidated derivative financial instruments currently in force, a sensitivity analysis was performed considering the variables CDI, US dollar (USD), Libor and IPCA, individually, in three distinct scenarios (probable, possible and remote), and their respective impacts on the results obtained.

Our assumptions basically observed the individual effect of the CDI, USD, Libor and IPCA variation used in the transactions as the case may be, and for each scenario the following percentages and quotes were used:

129

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

Sensitivity scenario		Fair value in USD, EUR, BRL and IPCA (1)	A) ∆ Accumulated variation in debt	Fair value of the active tip of the swap (+)	Fair value of the passive tip of the swap (-)	Swap result	B) ∆ Accumulated variation in swap	C) Final Result (B-A)

	Dez./21	3,390,406	-	3,390,406	(3,401,372)	(10,966)	-	-

CDI	probable	3,390,406	-	3,390,406	(3,401,372)	(10,966)	-	-
	possible	3,388,105	(2,301)	3,388,105	(3,428,742)	(40,637)	(29,671)	(27,370)
	remote	3,385,955	(4,451)	3,385,955	(3,455,013)	(69,058)	(58,093)	(53,641)
USD	probable	3,390,406	-	3,390,406	(3,401,372)	(10,966)	-	-
	possible	3,709,499	319,094	3,709,499	(3,401,372)	308,127	319,094	-
	remote	4,028,593	638,187	4,028,593	(3,401,372)	627,221	638,187	-
LIBOR	probable	3,390,406	-	3,390,406	(3,401,372)	(10,966)	-	-
	possible	3,391,542	1,136	3,391,542	(3,401,372)	(9,830)	1,136	-
	remote	3,392,677	2,271	3,392,677	(3,401,372)	(8,695)	2,271	-
IPCA	probable	3,390,406	-	3,390,406	(3,401,372)	(10,966)	-	-
	possible	3,277,656	(112,750)	3,277,656	(3,401,372)	(123,716)	(112,750)	-
	remote	3,173,004	(217,402)	3,173,004	(3,401,372)	(228,368)	(217,402)	-

(1) (KFW Finnvera, Scotia, BofA, BNP, Debenture and BNDES)

Risk variable	Sensitivity scenario	CDI	USD	LIBOR	IPCA

CDI	probable	9.15%	5.5805	0.3433%	10.06%
	possible	11.44%	5.5805	0.3433%	10.06%
	remote	13.73%	5.5805	0.3433%	10.06%
USD	probable	9.15%	5.5805	0.3433%	10.06%
	possible	9.15%	6.3210	0.3433%	10.06%
	remote	9.15%	8.3708	0.3433%	10.06%
LIBOR	probable	9.15%	5.5805	0.3433%	10.06%
	possible	9.15%	5.5805	0.4291%	10.06%
	remote	9.15%	5.5805	0.5149%	10.06%
IPCA	probable	9.15%	5.5805	0.3433%	10.06%
	possible	9.15%	5.5805	0.3433%	12.58%
	remote	9.15%	5.5805	0.3433%	15.09%

As the Company has derivative financial instruments for the purposes of protection of its respective financial liabilities, the changes in the scenarios are accompanied by the respective object of protection, thus showing that the effects related to the exposure generated in the swaps will have their counterpart reflected in the debt. For these transactions, the Company discloses the fair value of the object (debt) and the protective derivative financial instrument on separate lines, as demonstrated above in the sensitivity analysis demonstration table, in order to report the company's net exposure in each of the scenarios mentioned.

It is noteworthy that the operations with derivative financial instruments contracted by the company have as sole objective the patrimonial protection. In this way, an improvement or worsening in their respective market values will be equivalent to an inverse movement in the corresponding portions of the value of the financial debt contracted, object of the derivative financial instruments of the company.

130

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

The sensitivity analyses for derivative financial instruments in force on December 31, 2021 were carried out considering, basically, the assumptions related to changes in market interest rates and the change in the US dollar used in swap contracts. The use of these assumptions in the analysis is due exclusively to the characteristics of derivative financial instruments, which have exposure only to changes in interest and exchange rates.

Chart of gains and losses with derivatives during the year

	2021	2020
Net income from derivative operations	(87,603)	290,856
Income (loss) from operations with other derivatives	285,009	155,165

Capital Management

The group's objectives in managing its capital are to safeguard the group's ability to continue to deliver return to shareholders and benefits to other stakeholders, as well as maintain a capital structure to reduce this cost. To maintain or adjust the group's capital structure, management may review the dividend payment policy, return capital to shareholders, or issue new shares or sell assets to reduce, for example, the level of debt. The financial leverage ratios on December 31, 2021 and 2020 can be summarized as follows:

	2021	2020
Total loans and derivatives (note 20 and 37)	3,398,333	1,879,109
Leases - Liabilities (note 16)	9,063,539	8,378,835
Leases - Assets (note 16)	(243,121)	(162,198)
Less: Cash and cash equivalents (note 4)	(5,228,615)	(2,575,290)
FIC (note 5)	(4,568,020)	(2,070,438)
Net debt	2,422,116	5,450,018
Other derivatives (note 37)	457,892	161,429
Financing of 5G License	843,020	-
Adjusted net debt	3,723,028	5,611,447
EBITDA (1) (last 12 months) – Adjusted	9,459,299	8,341,929

Leverage ratio	0.39	0.67

Reconciliation, net profit for the year:

Adjusted net profit for the year	2,957,174	1,843,690
Depreciation and amortization	5,691,696	5,527,012
Finance Income (Cost), Net	652,806	807,277
Income tax and social contribution	146,051	163,950
Equity in investments	11,572	-
LAJIDA (EBITDA) – Adjusted (i)	9,459,299	8,341,929

(i)   Lajida adjusted: income before interest, taxes, depreciation, amortization and equity equivalence.

         EBITDA: Earnings before interest, tax, depreciation and amortization (it is not an accounting metric)

131

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

Changes in financial liabilities

Changes in liabilities arising from financing activities such as loans and financing, lease liabilities lease and financial instruments are presented below:

	Loans and financing	Lease liabilities	Derivative financial instruments (assets) liabilities

December 31, 2020	2,345,032	8,378,835	(465,922)
Inflows	3,062,000	2,041,474	(296,464)
Cancellations	-	(202,379)	-
Financial expenses	167,857	858,260	148,177
Foreign exchange variations, net	60,463	-	(60,574)
Payment	(1,789,887)	(2,012,651)	227,651
		-
December 31, 2021	3,845,465	9,063,539	(447,132)

	Loans and financing	Lease liabilities	Derivative financial instruments (Assets) Liabilities

December 31, 2019	2,029,088	7,780,870	(42,106)
Inflows	1,800,000	1,966,355	(161,429)
Remeasurement	-	(443,666)	-
Financial expenses	90,500	797,569	13,016
Foreign exchange variations, net	305,010	-	(305,012)
Payment	(1,879,566)	(1,722,293)	29,610

December 31, 2020	2,345,032	8,378,835	(465,922)

132

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

38.	Defined benefit pension plans and other post-employment benefits

The balances on December 31, 2020, presented below, represent the individual and consolidated amounts. As of December 31, 2021, there are no subsidiaries, so the balances presented are individual.

	2021	2020

PAMEC/asset policy and medical plan	6,492	7,346

ICATU, SISTEL and VIVEST

The Company has been sponsoring defined benefit private pension plans for a group of employees from the former TELEBRÁS system, which are currently under the administration of the Sistel Foundation for Social Security and the ICATU multi-sponsor fund. In addition to the plans coming from the TELEBRÁS system, there is also the plan administered by the VIVEST foundation resulting from the incorporation of AES Atimus.

Such pension plans, as well as medical plans, are briefly explained below:

PBS assisted (PBS-Tele Celular Sul and PBS-Tele Nordeste Celular): SISTEL benefit plan with a defined benefit feature. It includes retired employees who were part of the plans sponsored by the companies of the old TELEBRÁS system;

PBS (PBS Tele Celular Sul and PBS Tele Nordeste Celular): pension plan for active and assisted employees with defined benefit characteristics. These benefit plans are managed by the ICATU Fundo MULTIPATROCINADO;

TIMPREV Plan (South and Northeast): pension plan for active and assisted employees with defined contribution characteristics. These benefit plans are managed by the ICATU Fundo MULTIPATROCINADO;

Administration agreement: administration agreement for retirement payment to retirees and pensioners of the company's predecessors. Said plan is managed by ICATU Fundo MULTIPATROCINADO;

PAMEC/Asset Policy: complementary health care plan for retirees of the Company's predecessors;

AES Telecom: Complementary pension plan managed by Vivest, which is the responsibility of TIM, due to the acquisition of AES Atimus, a company that belonged to the former Eletropaulo.

Fiber medical plan: Provision for maintenance of health plan as post-employment benefit to former employees of AES Atimus (as established in Law 9656/98, articles 30 and 31), which was acquired and incorporated by TIM.

The actuarial position of liabilities and assets related to retirement and health care plans, on December 31, 2020, in accordance with the rules provided for by CPC 33/IAS 19 is presented below.

133

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

a) Effects on the base date of December 31:

	Plans						Total
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical plan	2021	2020
Reconciliation of assets and liabilities on 12/31/2021	(*)		(*)

Present value of the actuarial obligations	38,869	9,176	119	672	14,100	3,231	66,167	69,362
Fair value of the plan assets	(56,478)	(14,739)	(405)	-	(11,511)	-	(83,133)	(80,856)
Present value of the obligations exceeding the fair value of the assets	(17,609)	(5,563)	(286)	672	2,589	3,231	(16,966)	(11,494)

Amount recognized in other comprehensive income	-	2,327	168	-	-	-	2,495	2,023
Net actuarial liabilities/(assets)	(17,609)	(3,236)	(118)	672	2,589	3,231	(14,471)	(9,471)

(*) No asset was recognized by the sponsors, due to the impossibility of reimbursing this surplus, and the fact that the sponsor’s contributions will not be reduced in the future.

b) Changes in net actuarial liabilities (assets)

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical plan

Actuarial liabilities (assets) on 12/31/2020	(15,731)	(1,360)	(287)	858	2,145	4,343
Expense (revenue) recognized in income (loss)	(1,063)	(90)	(20)	57	160	535
Contributions of the sponsor	-	-	-	(45)	-	(8)
Recognized actuarial (gains) or losses	(815)	(1,786)	189	(198)	284	(1,639)
Unrecognized actuarial (gains) or losses	-	-	-	-	-	-
Net actuarial liabilities (assets) on 12/31/2021	(17,609)	(3,236)	(118)	672	2,589	3,231

134

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

c) Reconciliation of present value of obligations

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical plan

Value of obligations on 12/31/2020	41,852	10,072	147	858	12,090	4,343
Cost of current service	17	-	-	-	-	213
Interest on actuarial obligation	2,743	640	10	57	868	322
Benefits paid in the year	(2,898)	(768)	(9)	(45)	(605)	(8)
Contributions paid by participants	-				0
(Gains)/losses in obligations	(2,845)	(768)	(29)	(198)	1,747	(1,639)

Value of obligations on 12/31/2021	38,869	9,176	119	672	14,100	3,231

d) Reconciliation of the fair value of the assets

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical plan

Fair value of assets on 12/31/2020	57,479	12,998	434	-	9,945	-
Benefits paid in the year	(2,898)	(768)	(9)	-	(605)	-
Actual earnings from assets during the year	3,799	834	29	-	708	-
Actuarial gain (loss) on plan assets	(1,902)	1,675	(49)	-	1,463	-
Contributions paid by participants	-	-	-	-	-	-
Contributions of sponsor converted in the plan	-	-	-	-		-
Fair value of assets on 12/31/2021	56,478	14,739	405	-	11,511	-

e) Expenses planned for 2022

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical plan

Current service cost (with interest)	4	-	-	-	-	121
Interest on actuarial obligations	3,289	769	10	57	1,242	290
Earnings expected from assets	(4,841)	(1,257)	(35)	-	(1,008)	-
Interest on the effect of the (asset)/liability limit	1,552	284	10	-	-	-

Total unrecognized net expense (revenue)	4	(204)	(15)	57	234	411

135

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

Actuarial assumptions adopted in the calculations

The main actuarial assumptions adopted in the calculation were as follows:

Nominal discount rate for the actuarial obligation:	PBS South: 8.81% / 5.13%; PBS Nordeste: 8.84% / 5.16%; CA: 8.81% / 5.13%; PBS-A: 8.78% / 5.10%; AES: 9.02% / 5.33%; PAMEC: 8.81% / 5.13%; FIBER: 9.02% / 5.33%
Salary growth rate - nominal:	PBS: 3.50%/ 0.00% CA, PBS-A, AES, PAMEC and FIBER: Not applicable
Biometric general mortality table:	PBS, CA, PAMEC and FIBER: AT-2000 segregated per sex, decreased by 10%
Biometric table of new disability benefit vested:	PBS and FIBER: Álvaro Vindas; CA, PBS-A, AES and PAMEC: Not applicable
Expected turnover rate:	PBS: Null; CA, PBS-A, AES and PAMEC: Not applicable; FIBER: 0.15/ (length of service + 1), being null as of 50 years old
Probability of retirement:	PBS and FIBER: 100% at 1st eligibility; CA, PBS-A, AES and PAMEC: Not applicable
Estimated long-term inflation rate	PAMEC and FIBER: 6.60% / 3.00%
Determination method	Projected Unit Credit Method

39.	Insurances

The balances on December 31, 2020, presented below, represent the individual and consolidated amounts. As of December 31, 2021, there are no subsidiaries, so the balances presented are individual.

The Company maintains a policy of monitoring the risks inherent in its operations. As a result, on December 31, 2021, the company had insurance contracts in force to cover operational risks, civil liability, cyber risks, health, among others. The management of the company understands that the policies represent sufficient amounts to cover any losses. The main assets, liabilities or interests covered by insurance and their maximum indemnity limits are as follows:

Modalities	Maximum indemnity limits
Operational Risks	R$550,000
General Civil Liability - RCG	R$ 80,000
Cyber risks	R$ 30,001
Automobile (executive and operational fleet)	R$ 1,000 for optional civil liability (property damage and bodily harm) and R$ 100 for pain and suffering.

136

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

40. Supplementary information to the cash flow

	Parent company		Consolidated
	2021	2020	2020
Non-cash transactions
Additions to property, plant and equipment and intangible assets - with no effect on cash	(1,929,392)	(1,315,151)	(1,315,151)
Additions to intangible assets - acquisition of licenses	2,682,469

TIM participated in the 5G Auction for the 2.3GHz, 3.5Ghz and 26Ghz radio frequency bands to deploy the 5th Generation mobile telephony, winning several lots in these radio frequencies. In December 2021, the Capex recorded for licenses and related obligations is R$ 3,584 million, with the amount of R$ 2,682 as a contra entry to commitments payable and R$ 902 million with a cash impact.

41.       Subsequent events

Mr. Alberto Mario Griselli appointed as CEO of TIM S.A.

TIM S.A., in continuity with the Material Fact published on January 21, 2022, communicated that, on January 31, 2022, its Board of Directors accepted the resignation of Mr. Pietro Labriola from the positions of Chief Executive Officer (“CEO”) and Board Member of the Company.

The Company’s Board of Directors subsequently appointed Mr. Alberto Mario Griselli to effectively and immediately replace Mr. Labriola in the positions of CEO and Board member. The election of Mr. Griselli to the Company’s Board needs to be confirmed by the next Annual General Meeting of TIM.

The position of Chief Revenue Officer (“CRO”), previously held by Mr. Griselli, will be temporarily vacant, and the CEO will accumulate his responsibilities.

Mr. Griselli holds a degree in Electronic Engineering from La Sapienza University in Rome and a FMBA from Columbia University. With over 20 years of experience in the telecommunications industry, he has held relevant positions such as Vice-President for Latin America at TIMwe, a global provider of mobile engagement solutions for telecom operators, and Managing Director for Latin America at Value Partners, a management consulting firm. Mr. Griselli held the position of CRO at TIM since July 30, 2019.

Anatel grants prior consent to transfer control of Oi’s mobile telephony activities

TIM S.A. became aware that in an extraordinary public meeting of its Board of Directors held on January 31, 2022, ANATEL – the National Telecommunications Agency, unanimously granted prior consent to the implementation of the corporate transaction referring to the full transfer of control of the three specific purpose entities (“Mobile Assets SPE” or “SPE”) (1), which correspond to the mobile telephony activities of Oi Móvel S.A. – Under Judicial Reorganization (“Oi Móvel”), for the companies TIM, Telefônica Brasil S.A. and Claro S.A. (“Transaction”).

137

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except as otherwise stated)

Prior consent provides for certain conditions, in line with a transaction of this nature, which mainly aim to guarantee access by small providers to nationwide networks, maintain commitments linked to the transferred radio frequencies, establish the minimum parameters of the communication plan linked to the Transaction and grant users certain rights in the migration phases.

The completion of said Transaction still depends on the fulfillment of other precedent conditions, including the approval of the Concentration Act No. 08700.000726/2021-08 by the Administrative Council for Economic Defense – CADE.

The Company will keep its shareholders and the market in general duly informed of the progress of approvals, pursuant to CVM Resolution 44/21 and applicable legislation.

 CADE approves the acquisition of most of the Oi mobile telephony operation assets by TIM

On February 9, 2022, the Administrative Court of the Administrative Council for Economic Defense (CADE), approved the implementation of the corporate transaction referring to the full transfer of control of the three special purpose entities (“Mobile Assets SPE” or “SPE”)1, which correspond to the mobile telephony activities of Oi Móvel S.A. – Under Judicial Recovery (“Oi Móvel,” “Seller”), for the companies TIM, Telefônica Brasil S.A. and Claro S.A.

The approval provides for a set of conditions, mostly behavioral, and which comprised a proposal for a Concentration Control Agreement (“ACC”) made by the Buyers to CADE. These conditions have a modular character and can be used by new entrants and smaller operators to reduce entry barriers and leverage the exploration of different business models, without affecting TIM’s main objective of strengthening its infrastructure, closing the capacity gap spectrum compared to its main competitors. Thus, the Company understands that a balance has been achieved between creating value and mitigating competition concerns for the industry, addressed by the ACC.

The actual transaction completion, which will define an infrastructure balance between the three main competitors in the industry, still depends on the fulfillment of certain steps provided for in the Purchase and Sale Agreement.2 However, once it has taken place, it will bring broad benefits, maintaining a high degree of sectorial competition and ensuring the necessary investments for the development of Brazilian telecommunications and the country’s digital advancement.

For TIM and its shareholders, the benefits will materialize through the generation of incremental revenues and efficiencies due to operational synergies. For our current clients, as well as those of Oi Móvel, that we will serve, there will be a significant improvement in the user experience and quality of service provided based on a more robust infrastructure. This will be a milestone in TIM’s journey to transform the company into the preferred operator for consumers in Brazil.

The Company will keep its shareholders and the market in general duly informed of material facts related to this Transaction, pursuant to CVM Resolution 44 and applicable legislation.

1 Cozani RJ Infraestrutura e Rede de Telecomunicações S.A. (SPE TIM), Garliava RJ Infraestrutura e Rede de Telecomunicações

S.A. (SPE Telefônica) and Jonava RJ Infraestrutura e Rede de Telecomunicações S.A. (SPE Claro).

2 Share Purchase and Sale Agreement and other covenants for UPI Ativos Móveis signed on January 28, 2021

138

FISCAL COUNCIL’S OPINION

The Fiscal Council, in compliance with legal and statutory provisions, examined the Management’s Report and the individual and consolidated Financial Statements of TIM S.A. ("Company"), dated as of December 31st, 2021.

Our examinations were conducted in accordance with the legal provisions and included the: (i) analysis of the financial statements prepared periodically by the Company; (ii) the Management’s Proposal for the allocation of results related to the year of 2021 and the distribution of dividends by the Company; (iii) monitoring of the work done by independent and internal auditors; and (iv) questions about relevant actions and transactions made by the Management.

Based on our examinations, the information provided and the clarifications received and, also, considering the Company's Independent Auditors’ Report, Ernst & Young Auditores Independentes S/S (“EY”), unqualified, issued on February 23rd, 2022, the Fiscal Council, unanimously, is of the opinion that: (i) the Management’s Report and the Financial Statements above mentioned, adequately reflect the information contained in them; and (ii) the Management’s Proposal for the allocation of results related to the year of 2021 and the distribution of dividends by the Company, are all in conditions to be submitted to the Annual General Shareholders Meeting.

Rio de Janeiro, February 23rd, 2022.

WALMIR KESSELI Chairman of the Fiscal Council	JARBAS T. BARSANTI RIBEIRO Member of the Fiscal Council
JOSINO DE ALMEIDA FONSECA Member of the Fiscal Council

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1. About the Committee

The Statutory Audit Committee (“CAE”) was created by the Extraordinary Shareholders’ Meeting of TIM Participações S.A. (“TPART”) held on December 12th, 2013. On August 31st, 2020, aiming to simplify the corporate structure of the group in Brazil, TPART was merged into its wholly-owned subsidiary, TIM S.A. (“Company” or “TIM”), which succeeded it in all of its rights and obligations, maintaining the same structure of: corporate governance, internal controls, systems, and the same legal framework. As a consequence of this corporate reorganization movement, TIM’s CAE maintained the same structure of TPART’s CAE, and proceeded with the activities, working plan and evaluations that were being conducted by the latter.

TIM’s CAE is a permanent statutory body which seeks to adopt the best Corporate Governance practices, as recommended, and in accordance with the Comissão de Valores Mobiliários (“CVM”) Instruction No. 308, of May 14th, 1999, as amended by CVM Instruction No. 509, of November 16, 2011, and other applicable regulations.

The CAE is composed of at least three (3) and no more than five (5) independent members, elected by the Board of Directors, for a 2-year term of office, which shall coincide with the term of office of the members of the Board of Directors, re-election being limited to a maximum period of ten (10) years.

It should be clarified that the role of CAE member can not be delegated, and must be exercised exclusively by the elected members.

The election of the new Board members occurred at the Annual and Extraordinary Shareholders’ Meeting held on March 30th, 2021. For the 2021/2023 mandate, the Board of Directors elected the following members to compose the CAE: Messrs. Gesner José de Oliveira Filho (Coordinator), Flavia Maria Bittencourt and Herculano Aníbal Alves (corporate accounting expert), all of them characterized as independent according to the criteria defined by B3’s Novo Mercado Regulation.

The CAE has as ordinary attributions the supervision of the quality and integrity of the financial statements, and their compliance with legal, regulatory and statutory terms, the adequacy of proceedings related to risk management and for the activities of the independent and internal auditors, as well as the supervision and assessment of contracts of any kind, to be executed between the Company or its subsidiary, on one side, and the majority shareholder or its subsidiaries, associated companies, or companies under common control or which may control the said shareholder, or parties related in some other way to the Company, on the other side.

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In addition to its ordinary duties, the CAE also performs as the Audit Committee of the Company, in accordance with the provisions of the Sarbanes-Oxley Act (“SOx), to which the Company is subject to, as it is registered at the US Securities and Exchange Commission (“SEC”) as holder of American Depositary Receipts (ADRs) on The New York Stock Exchange (“NYSE”) since November 16th, 1998.

The CAE has an annual budget, within the limits approved by the Company's Board of Directors, to conduct or determine consultations, evaluations and investigations within the scope of its activities, including the engagement of services and use of independent external experts.

This Report is issued in compliance with Section 14, IX, of the Internal Rules of the CAE, and according to the rule established by the CVM.

2. Activities of the Statutory Audit Committee of TIM in 2021

The CAE will meet whenever necessary, but at least bi-monthly, so that financial information is always assessed before becoming public.

Upon establishment of an annual plan to fulfill its duties, during the period from January 1st to December 31st, 2021, twenty (20) ordinary meetings of the CAE were held, which included one hundred and seven (107) items of Agenda (topics). The meetings lasted an average of one (1) hour and fifty-two (52) minutes each and, during the discussions, the Chairman of the Board of Directors, the Chief Executive Officer, the Diretor Financeiro (Chief Financial Officer) and the Diretor de Relações com Investidores (Investor Relations Officer), in addition to the other members of the Executive Board, the Directors of the Internal Audit and Compliance areas, and the Independent Auditors, were directly involved. At each Board of Directors’ meeting, the CAE reports the activities carried out in the respective month.

Among the activities carried out during the financial year, the following should be highlighted:

I. Analyzed the annual work plan of the Independent Auditors and discussed the results of their activities in twelve (12) topics during the year of 2021. Ernst & Young Auditores Independentes S/S (“EY”) was the firm responsible for auditing the financial statements for the fiscal year ended on December 31st, 2021, and for the planning and execution of the audits regarding the quarterly reports ("ITRs"), according to the recognized standards, as well as responsible for the special revision of the ITRs (quarterly reports), submitted to the CVM. Their opinion should ensure that these Financial Statements adequately represent the Company's equity and financial position, in accordance with accounting practices adopted in Brazil, the Brazilian Corporate Law, the CVM Rules and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standard Board (IASB). The EY was also the auditor firm responsible for reviewing Form 20-F (SEC) of the Company.

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II. Supervised the Company's Internal Audit activities, in ten (10) topics during the year of 2021, analyzing the annual work plan and discussing the results of the activities performed and the reviews carried out, and evaluated, through an evaluation questionnaire previously approved by the CAE, the performance of the Company’s Internal Auditors.

III. Supervised and analyzed the effectiveness, quality and integrity of internal control mechanisms in eight (8) topics during the year of 2021, in order to, in addition to other purposes, monitor compliance with the provisions relating to: (a) the presentation of the Financial Statements, including quarterly reports and other interim statements; and (b) the information and valuation released based on adjusted accounting data and non-accounting data that add elements that were not on the structure of the usual reports of the Financial Statements, especially regarding the internal controls which support the Sarbanes-Oxley (“SOx”) certification.

With regards to the internal controls, the following main issues were monitored and recommended by the CAE: (i) monitoring of the internal control system as to its effectiveness and improvement processes; (ii) analysis of the process of certification of internal controls - SOx with the Management and Independent Auditors; (iii) Company procedures for full compliance with SOx requirements and intensive monitoring of remediation plans related to the deficiencies pointed out by the Independent Audit in relation to the process of SOx Certification in the Company.

The CAE found that the internal controls are implemented in accordance with the nature, complexity and necessity of the operations and, in view of the information provided by the Executive Board, the Internal Audit and the independent auditors, verified that there are no relevant facts or of a serious nature that could put at risk the compliance with the applicable legal and regulatory rules.

IV. The CAE was informed of the main processes within the Company, evaluating its quality and the commitment of the members of the top management with its continuous improvement. As a result of the meetings with the Company's internal areas, the CAE was able to offer suggestions to the Board of Directors to improve processes, as well as to monitor their implementation, and the execution of recommendations for improvement which were identified during the audit activities and in discussions with the business and control areas. Based on the information to which the CAE had access to, the CAE believes that the internal controls system of the Company is adequate to the size and complexity of its business, as well as structured to ensure the efficiency of its operations, of the systems that issue the financial reports and is in accordance with the internal and external rules to which the transactions are subject to. The CAE has noted the importance of continuous improvement in the internal control system.

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V. Followed-up and supervised the work carried out by the Company's Compliance area in nine (9) topics, with emphasis on issues related to: (i) SOx Compliance through monitoring the deficiencies pointed out by the Independent Auditor and the management of the Company; (ii) Compliance with Information Technology and Corporate Security, highlighting the risks of Cyber Security and discussing the implementation in the Company of the adaptations required by the General Law of Personal Data Protection (“LGPD”); (iii) Compliance of general and Commercial Processes of the Company; fraud and corruption, ensuring adherence to laws, rules, standards and internal and external regulations. Within the Company's Integrity and Anticorruption Program, the CAE also monitored the activities for maintenance of the ISO 37001 Certification obtained in 2020.

VI. The CAE was informed of the main amendment proposals related to the regulatory framework and to expected institutional changes, as well as of the main aspects of the political and economic scenarios, with emphasis on the risks and challenges of the current situation which may affect the Company. To this end, the CAE has monitored the main macro indicators that assist in an assessment of the risks of the external environment for the Company at the limit of what is predictable by the best quantitative and qualitative techniques.

VII. During the performance of its activities, the CAE regularly monitored issues related to: (i) Customer satisfaction and the quality of services and staff contact; (ii) Incentives for innovation applied to products and services; (iii) Transparency and accountability to stakeholders; (iv) Ethical conduct in business; (v) Digital inclusion; (vi) Dialogues and communication with stakeholder groups; (vii) Management of electronic products; (viii) Investment in infrastructure; and (ix) Development of new technologies.

VIII. Throughout the year of 2021, the CAE analyzed the Company's Enterprise Risk Management (“ERM”) reports, focusing on the monitoring of the work plan to review and update risk factors disclosed by the Company, management of financial risks, risk appetite of the Company and adequacy of risk factors contained in the Company's Formulário de Referência, on SOx/CVM risk inventory. This issue was brought in six (6) topics during the year 2021. The Company's risk management structure foresees the analysis, by the CAE, based on the examination performed by the Control and Risks Committee ("CCR"). Both are bodies of governance associated to the Board of Directors as defined by the Company's By-laws.

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IX. Within its attributions, provided by the Company's By-laws and the CAE’s Internal Rules, the CAE previously examined, evaluated and opined on eleven (11) agreements of different types between the Company, on one side, and related parties, on the other side. All the agreements entered into, strictly followed the governance process required to comply with both the internal rules of the Company's Compliance area and the standards of CVM and SEC regulations. The relevant information on the agreements are duly disclosed in the Company's Formulário de Referência.

X. As part of its duties, the CAE analyzed, in nine (9) topics during the year 2021, the reports regarding the complaints received by the Company’s Whistleblowing Channel its respective envisaged actions for improvement. The reports, which are divided by typology, are filed at the Company's headquarters.

XI. In addition to the twenty (20) reported meetings for the proper performance of their duties, the CAE members participated in at least two (2) private meetings, of one (1) hour each, with the Internal Audit area of the Company, without the participation of the top management or other managers of the organization, to assess possible retrenchment or risk of a breach of independence, of any kind of interference by management, giving to the Committee the opening to express any concerns that need to be assessed in the development of the audit work.

3. Items discussed with the Independent Auditors considering the Audit Report (ISA 701) presentation form

As determined by the auditing standards (ISA 260), which provide for communication with those charged with the Company's governance, the auditor must communicate, among other matters, the following: (i) their responsibilities in relation to the audit of the financial statements; (ii) overview of its Audit Plan for the fiscal year; (iii) its view on the significant qualitative aspects of the Company's accounting practices, including accounting policies and estimates, and disclosures in the financial statements; (iv) significant difficulties encountered during the audit, if any; (v) aspects of independence, including formal confirmation of its independence from the Company; (vi) written notice to the persons in charge of governance of the significant findings arising from the audit; and (vii) as determined by ISA 701, communicate which Key Audit Matters (“KAMs”) to be considered in the Independent Auditor's Report.

In view of the foregoing, in order to comply with the protocol and/or request for communication between the auditors and those in charge with the Company's governance, the CAE held periodic meetings with the Company's Independent Auditors in order to monitor the progress of the auditors' work in relation to the Company's financial statements and internal financial reporting controls (SOx), so that all of the above, among others, were formally evaluated by the CAE with the Independent Auditors.

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Specifically, in relation to the KAMs, the CAE interacted with the Independent Auditors in order to understand the judgment of the auditors to determine these matters as KAMs, as well as an understanding of the audit approach defined by the Independent Auditors as an audit response to these KAMs.

Finally, in addition to all interaction with the Independent Auditors, the CAE carried out the following activities throughout the year to evaluate the areas considered as KAMs by the Independent Auditors:

3.1. Provision for tax contingencies (explanatory note 24 - “Provision for tax judicial and administrative lawsuits”)

The CAE reviewed quarterly the evolution of tax contingencies and followed up the forecasts provided by those responsible for the Tax, Civil, Labor and Regulatory areas of the Company.

3.2. Impact on the sale of the Company's interest in I-System (formerly known as FiberCo)

The CAE maintained several interactions with the Company's management to assess and monitor the accounting impacts caused by the closing of the transaction.

4. Other Activities

4.1. Review of Form 20-F and the Formulário de Referência

With regards to the revision work of Form 20-F (SEC) and the Formulário de Referência (CVM), the members of the CAE met, formally, in the total of two (2) times with Company’s executives, over the months of March and June, 2021.

4.2. Evaluation of the Report on the Brazilian Code of Corporate Governance – Publicly-held Companies

The members of the CAE met with executives of the Company to evaluate the Company's adherence to certain governance practices set forth in the Brazilian Code of Corporate Governance – Publicly-held Companies, in compliance with CVM Instruction No. 586, of June 8, 2017, which amended and added provisions to CVM Instruction No. 480, of December 7, 2009.

4.3. Self-assessment of the CAE

The members of the CAE submitted themselves to a self-assessment questionnaire on the performance of their activities, in accordance with the best governance practices in the domestic and foreign markets. Based on the answers presented, the CAE members sought to improve and make more efficient the activities developed during the year 2021, aiming at a process of constant and permanent evolution.

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4.4. Assessment of Independent Auditors and Internal Audit

The members of the CAE evaluated the quality of the work of the Company's Independent Auditors and Internal Audit, by means of an evaluation questionnaire previously approved by the CAE.

5. Conclusions and recommendations

The Company's CAE members, in the exercise of their duties and legal responsibilities, analyzed the Financial Statements, together with the Independent Auditors' report and the annual management report for the fiscal year ended December 31st, 2021 ("Annual Financial Statements of 2021").

Considering the information provided by the Company's management and EY, and the proposed allocation of the results for the year 2021, the CAE concluded that this information and documents adequately reflect, in all material respects, the Company's equity and financial positions.

For this reason, they unanimously recommended the approval of the aforementioned documents by the Company's Board of Directors for referral to the Annual Shareholders' Meeting, pursuant to the Brazilian Corporation Law.

Rio de Janeiro, February 23rd, 2022

Gesner José de Oliveira Filho Coordinator of the Statutory Audit Committee	HERCULANO ANÍBAL ALVES Member of the Statutory Audit Committee
FLAVIA MARIA BITENCOURT Member of the Statutory Audit Committee

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STATUTORY OFFICERS’ STATEMENT

Alberto Mario Griselli (Chief Executive Officer and Chief Revenue Officer), Camille Loyo Faria (Chief Financial Officer and Investor Relations Officer), Bruno Mutzenbecher Gentil (Business Support Officer), Maria Antonietta Russo (Human Resources & Organization Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Information Officer) and Jaques Horn (Legal Officer), as Statutory Officers of TIM S.A., declare, in accordance with article 25, paragraph 1, item VI of CVM Instruction Nr. 480 of December 7th, 2009, that they have reviewed, discussed and agreed with the Company’s Financial Statements for the year ended December 31st, 2021.

Rio de Janeiro, February 23th, 2022.

ALBERTO MARIO GRISELLI Chief Executive Officer and Chief Revenue Officer	CAMILLE LOYO FARIA Chief Financial Officer and Investor Relations Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Information Officer
BRUNO MUTZENBECHER GENTIL Business Support Officer	ALBERTO MARIO GRISELLI Chief Revenue Officer
MARIA ANTONIETTA RUSSO Human Resources & Organization Officer	JAQUES HORN Legal Officer

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STATUTORY OFFICERS’ STATEMENT

Alberto Mario Griselli (Chief Executive Officer and Chief Revenue Officer), Camille Loyo Faria (Chief Financial Officer and Investor Relations Officer), Bruno Mutzenbecher Gentil (Business Support Officer), Maria Antonietta Russo (Human Resources & Organization Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Information Officer), Jaques Horn (Legal Officer) and Alberto Mario Griselli (Chief Revenue Officer), as Statutory Officers of TIM S.A., declare, in accordance with Section 25, paragraph 1, item V of CVM Instruction Nr. 480 of December 7th, 2009, that they have reviewed, discussed and agreed with the opinion expressed on the Company’s Independent Auditors’ Report regarding the Company’s Financial Statements for the year ended December 31st, 2021.

Rio de Janeiro, February 23th, 2022.

ALBERTO MARIO GRISELLI Chief Executive Officer and Chief Revenue Officer	CAMILLE LOYO FARIA Chief Financial Officer and Investor Relations Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Information Officer
BRUNO MUTZENBECHER GENTIL Business Support Officer	ALBERTO MARIO GRISELLI Chief Revenue Officer
MARIA ANTONIETTA RUSSO Human Resources & Organization Officer	JAQUES HORN Legal Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 23, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer